     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON APRIL 12, 2000

                                                     REGISTRATION NO. 333-
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                             ---------------------

                                    FORM S-1
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                             ---------------------

                              AUTOTRADER.COM, INC.
             (Exact name of Registrant as specified in its charter)
                             ---------------------

           DELAWARE                                                         58-2534364
(State or other jurisdiction of   (Primary Standard Industrial           (I.R.S. Employer
incorporation or organization)     Classification Code Number)          Identification No.)

                   5775 PEACHTREE DUNWOODY ROAD, SUITE A-200
                             ATLANTA, GEORGIA 30342
                                 (404)269-8000
  (Address, including zip code, and telephone number, including area code, of
                   Registrant's principal executive offices)
                             ---------------------
                              WILLIAM N. TEMPLETON
                   CHIEF FINANCIAL OFFICER AND VICE PRESIDENT
                              AUTOTRADER.COM, INC.
                   5775 PEACHTREE DUNWOODY ROAD, SUITE A-200
                             ATLANTA, GEORGIA 30342
                                 (404) 843-5000
 (Name, Address, Including Zip Code, and Telephone Number, Including Area Code,
                             of Agent For Service)
                             ---------------------
                                   COPIES TO:

               STUART A. SHELDON                               KRIS F. HEINZELMAN
               JOHN W. MCNAMARA                              CRAVATH, SWAINE & MOORE
         DOW, LOHNES & ALBERTSON, PLLC                           WORLDWIDE PLAZA
        1200 NEW HAMPSHIRE AVENUE, N.W.                         825 EIGHTH AVENUE
            WASHINGTON, D.C. 20036                          NEW YORK, NEW YORK 10019
                (202) 776-2000                                   (212) 474-1000

                             ---------------------
    APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after this Registration Statement becomes effective.
    If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [ ]
    If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
    If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
    If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]
                             ---------------------
                        CALCULATION OF REGISTRATION FEE

----------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------
                                                                  PROPOSED MAXIMUM
                   TITLE OF EACH CLASS OF                            AGGREGATE                 AMOUNT OF
                SECURITIES TO BE REGISTERED                      OFFERING PRICE(1)          REGISTRATION FEE
----------------------------------------------------------------------------------------------------------------
Class A Common Stock, par value $1.00 per share.............        $100,000,000                $26,400
----------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------

(1) Estimated solely for the purpose of computing the amount of the registration fee pursuant to Rule 457(o) under the Securities Act of 1933.
                             ---------------------
    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

      The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

                  SUBJECT TO COMPLETION, DATED APRIL 12, 2000

                                6,500,000 Shares

                             (AutoTrader.com logo)

                              Class A Common Stock

                               ------------------

     Prior to this offering, there has been no public market for our Class A common stock. The initial public offering price of the Class A common stock is
expected to be between $          and $          per share. We have applied to
list our Class A common stock on The Nasdaq Stock Market's National Market under the symbol "ATDC."

     Following this offering, we will have two classes of common stock outstanding, Class A common stock and Class B common stock. The rights of the holders of Class A common stock and Class B common stock are identical, except with respect to voting and conversion. Each share of Class A common stock is entitled to one vote. Each share of Class B common stock is entitled to ten votes and is convertible into one share of Class A common stock.

     The underwriters have an option to purchase a maximum of 975,000 additional shares to cover over-allotments of shares.

     INVESTING IN OUR CLASS A COMMON STOCK INVOLVES RISKS. SEE "RISK FACTORS" ON PAGE 7.

                                                                        UNDERWRITING
                                                          PRICE TO     DISCOUNTS AND    PROCEEDS TO
                                                           PUBLIC       COMMISSIONS    AUTOTRADER.COM
                                                       --------------  --------------  --------------
Per Share............................................        $               $               $
Total................................................        $               $               $

     Delivery of the shares of Class A common stock will be made on or about
          , 2000.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

CREDIT SUISSE FIRST BOSTON

                   MERRILL LYNCH & CO.
                                      CHASE H&Q
                                                    ROBERTSON STEPHENS
                The date of this prospectus is           , 2000.

                                  INSIDE COVER

                                   [ARTWORK]

                 THE BIGGEST, BEST USED CAR SITE ON THE PLANET.

              AutoTrader.com is clicking with buyers and sellers:

            5 MILLION PEOPLE AND GROWING VISIT THE SITE EACH MONTH:
                                 resulting in

                8.2 MILLION SESSIONS GENERATING 68 MILLION PAGES
                                   featuring

                      1.5 MILLION USED CARS UPDATED DAILY
                                   from over

                          40,000 PARTICIPATING DEALERS
                                    and over

                        275,000 PRIVATE SELLER LISTINGS
                                generating over

                           2 MILLION QUALIFIED LEADS


                             [AutoTrader.com logo]
                              Your car is waiting

                               ------------------

                               TABLE OF CONTENTS

                                        PAGE
                                        ----
PROSPECTUS SUMMARY....................     1
RISK FACTORS..........................     7
CAUTIONARY NOTE REGARDING
  FORWARD-LOOKING STATEMENTS..........    18
USE OF PROCEEDS.......................    18
DIVIDEND POLICY.......................    18
CAPITALIZATION........................    19
DILUTION..............................    20
SELECTED HISTORICAL AND UNAUDITED PRO
  FORMA FINANCIAL DATA................    22
MANAGEMENT'S DISCUSSION AND ANALYSIS
  OF FINANCIAL CONDITION AND RESULTS
  OF OPERATIONS.......................    24
BUSINESS..............................    30

                                        PAGE
                                        ----
MANAGEMENT............................    51
CERTAIN RELATIONSHIPS AND RELATED
  TRANSACTIONS........................    59
PRINCIPAL STOCKHOLDERS................    66
DESCRIPTION OF CAPITAL STOCK..........    69
SHARES ELIGIBLE FOR FUTURE SALE.......    73
CERTAIN UNITED STATES FEDERAL TAX
  CONSIDERATIONS FOR NON-U.S.
  HOLDERS.............................    75
UNDERWRITING..........................    79
NOTICE TO CANADIAN RESIDENTS..........    82
LEGAL MATTERS.........................    83
EXPERTS...............................    83
ADDITIONAL INFORMATION................    83
INDEX TO FINANCIAL STATEMENTS.........   F-1

                               ------------------

     YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS DOCUMENT OR TO WHICH WE HAVE REFERRED YOU. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION THAT IS DIFFERENT. THIS DOCUMENT MAY ONLY BE USED WHERE IT IS LEGAL TO SELL THESE SECURITIES. THE INFORMATION IN THIS DOCUMENT MAY ONLY BE ACCURATE ON THE DATE OF THIS DOCUMENT.

                     DEALER PROSPECTUS DELIVERY OBLIGATION

     UNTIL                , 2000 (25 DAYS AFTER THE COMMENCEMENT OF THIS
OFFERING), ALL DEALERS THAT EFFECT TRANSACTIONS IN THESE SECURITIES, WHETHER OR NOT PARTICIPATING IN THIS OFFERING, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS IS IN ADDITION TO THE DEALER'S OBLIGATION TO DELIVER A PROSPECTUS WHEN ACTING AS AN UNDERWRITER AND WITH RESPECT TO UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.

                               PROSPECTUS SUMMARY

     This summary contains basic information about us and the offering. Because it is a summary, it does not contain all the information that you should consider before investing. You should read the entire prospectus carefully, including the risk factors and our financial statements and the related notes to those statements included in this prospectus. Except as otherwise required by the context, references in this prospectus to "we," "our," "us" and "AutoTrader.com" refer to AutoTrader.com, LLC prior to the consummation of this offering and AutoTrader.com, Inc. after the consummation of this offering.

                                  OUR COMPANY

     AutoTrader.com is the leading Internet destination and marketplace in the United States for buyers and sellers of used cars, light trucks, vans and sport utility vehicles ("vehicles") and for consumers seeking information regarding automotive products and services, such as insurance, financing and warranties. We utilize the power of the Internet and our ability, through our exclusive strategic alliances, to aggregate in a single location an extensive network of industry participants and a comprehensive database of automotive information to create an open marketplace that is local, regional and national in nature. Currently our marketplace contains over 1.5 million used vehicle listings, and, in February 2000, our marketplace attracted 5 million unique monthly visitors who conducted 14 million vehicle searches. By providing this digital "many-to-many" marketplace, we bring automobile dealers, private sellers and other industry participants, such as vendors of automotive products and services and national advertisers, together with purchase-minded consumers at the moment when these consumers are directly engaged in a search for a used vehicle or automotive products and services. We provide significant benefits to dealers, private sellers and other industry participants by enabling them to advertise, interact and transact with what we believe is the largest online consumer audience related to the used vehicle market. We provide significant benefits to consumers by giving them the tools they need to effectively navigate the largest database of used vehicle listings in the United States, thereby optimizing their ability to find the vehicle of their choice in their chosen geographical area.

     Our business model is built on multiple revenue streams from a variety of industry participants interested in marketing their services to our consumer audience. We generate our revenues primarily from fees for dealer services. We also generate revenues from facilitating automotive electronic commerce ("e-commerce") transactions, online used vehicle auction-style trading services and national advertising. A significant portion of our revenues are recurring in nature.

     AutoTrader.com, formerly AutoConnect.com, was formed in 1997 as a majority-owned subsidiary of Manheim Auctions, Inc., which has been in business since 1945 and is the world's largest operator of wholesale auto auctions. Manheim Auctions, a wholly owned subsidiary of Cox Enterprises, Inc., a leading media conglomerate, is our principal stockholder and one of our strategic partners. Other investors in our company include entities with which we have also formed strategic relationships, such as Trader Publishing Company, ADP, Inc. and eBay, Inc., and the venture capital firm, Kleiner Perkins Caufield & Byers. Since our inception, we have received approximately $175 million in cash contributions from our investors.

                               MARKET OPPORTUNITY

     The automotive industry in the United States exceeds $1 trillion per year. Our business focuses on the largest segment of this industry -- the used vehicle market. In 1999, the used vehicle industry exceeded $360 billion in retail sales, with used vehicle unit sales exceeding new vehicle unit sales by 400%. Franchise dealers are highly motivated to sell used vehicles because the average gross profit margin on a used vehicle is approximately 11%, as compared to approximately 6% on a new vehicle. Historically, the used vehicle market has not shown significant adverse effects during periods of economic downturn.

     The traditional used vehicle market is highly fragmented, competitive and inefficient. For dealers, this market structure has resulted in high customer acquisition costs. For consumers, this fragmented market has resulted in a lack of access to the information that is needed for consumers to research and evaluate their automotive purchasing decisions. Additionally, consumers must often deal with multiple parties to arrange for financing, insurance, warranties and maintenance. Because of the size and fragmented nature of the used vehicle industry and its reliance on the exchange of information, the Internet provides an efficient platform for dealers to aggregate and disseminate information to consumers as well as to expose both consumers and dealers to an extensive range of buying and selling opportunities. According to a recent survey by J.D. Power & Associates, 26% of late-model used car buyers used the Internet to search for information or otherwise assist them with their used vehicle purchases or sales in 1999, and more than 66% of these buyers are expected to use the Internet for these purposes by 2003. In addition, Jupiter Communications, Inc. estimates that online automotive classified advertising expenditures will increase from $31 million in 1998 to $352 million in 2003.

                          THE AUTOTRADER.COM SOLUTION

     We provide significant benefits to both industry participants and consumers:

     Dealers and Other Industry Participants. We provide a range of services and features that allows dealers to efficiently and effectively market their inventory of used vehicles to consumers, including basic listings, enhanced listings, inventory pages, Web site links, Web site design and hosting, banner advertising and listings on our co-branded, auction-style Web site operated with eBay. We also collect, filter and return to dealers usable information on the shopping habits of used vehicle purchasers in a dealer's region. In addition, we provide vendors of automotive products and services with access to a large and growing number of purchase-minded consumers who, in many instances, may require insurance, financing, warranties, a roadside assistance program or other automotive products and services. We also expose our national advertisers, which have included General Motors, Ford, DaimlerChrysler, Honda, Acura, Mazda, Toyota, Lexus, BMW, Volvo and Hertz, to this large and targeted group of consumers. The costs associated with utilizing our advertising and promotional services are significantly lower than the costs typically associated with traditional advertising media, such as newspapers, television and radio.

     Consumers. Our Web site is designed to provide consumers with a "one-stop" destination that incorporates all aspects of commerce and content related to the process for purchasing and selling used vehicles and automotive products and services. We give consumers more control over the buying and selling process in an efficient, convenient and personalized online environment where friction between buyers and sellers is minimized. For buyers, we make finding a used vehicle that meets their specific criteria easier than traditional media. We maintain the largest database of used vehicle listings -- with typically over
1.5 million used vehicles listed for sale on our Web site by dealers, finance companies and private sellers -- which generally provides consumers the most comprehensive selection in their local market. We also provide one of the most comprehensive sources of automotive information, including a variety of decision tools, buying and selling tips, vehicle specifications and reviews, vehicle pricing and safety information, as well as assistance with financing, insurance and warranty programs. Private sellers can list their used vehicles on our Web site without charge and access our content features and databases to help them determine a fair asking price. In addition, private sellers can list their used vehicles for a nominal fee on our co-branded, auction-style Web site operated with eBay.

     In March 2000, we entered into an exclusive relationship with eBay to jointly create, as part of the larger eBay Web site, a co-branded Web site dedicated to the online auction-style trading of vehicles. This co-branded Web site, which is accessible through both the eBay and AutoTrader.com Web sites, as well as directly at www.ebay-autotrader.com, focuses on used vehicles (excluding classic cars, motorcycles, trucks and vehicles more than 20 years old) in the consumer-to-consumer and dealer-to-consumer segments of the U.S. market. Over time, we plan to integrate listing and search functionality between AutoTrader.com and the co-branded Web site, providing consumers with a complete and integrated solution for buying and selling used vehicles.

                    OUR STRATEGY AND COMPETITIVE ADVANTAGES

     Our objective is to build and maintain the preeminent online marketplace for facilitating transactions between buyers and sellers of used vehicles. The main thrust of our strategy is to enhance our market leadership position by growing our database of used vehicle listings, our database of information regarding the vehicle searching patterns of buyers, our network of dealers and the audience of users of our Web site. We are developing a range of new products and services to enhance the value proposition that we offer to dealers, consumers and vendors of automotive products and services, which may include additional content and vehicle searching features, additional forms of enhanced listings, additional dealer Web site services, additional finance, insurance and aftermarket services and inspection and certification services. We are implementing an aggressive national marketing campaign to enhance the strength of our brand in the used vehicle market and to increase consumer and dealer awareness and usage of our Web site and our products and services.

     Our ability to maintain the largest dynamic database of used vehicle listings, to attract and retain the largest number of dealers and to attract what we believe is the largest audience of used vehicle buyers is enhanced by our strategic partners. We have exclusive relationships with Trader Publishing, Manheim Auctions, ADP, eBay and America Online, Inc. Trader Publishing is the publisher of over 200 automotive classified magazines containing the most extensive print listings of used vehicles in the United States, with an approximate weekly circulation of 2.3 million copies. Manheim Auctions is the world's largest operator of wholesale auto auctions, with 97 auction locations worldwide and nearly 7 million vehicles auctioned at its 65 U.S. auction locations in 1999. ADP is a leading provider of transaction systems and data products to dealers. Since Trader Publishing, Manheim Auctions and ADP are the three largest aggregators of used vehicle information in the United States and each company has agreed to make AutoTrader.com its exclusive consumer-oriented Web site for vehicle inventory aggregation, we believe we are well-positioned to maintain our lead as the largest aggregator of used vehicle listings in the United States. We have an exclusive relationship with eBay, the world's largest person-to-person trading community, to promote used vehicle auction-style transactions. In addition, we have an exclusive distribution agreement with America Online to drive traffic from the more than 30 million users of America Online, AOL.com and Compuserve to our Web site. We also have a range of non-exclusive distribution agreements with other Internet portals, content providers and Web sites.

                              RECENT DEVELOPMENTS

     We are currently organized as a limited liability company, with our equity interests referred to as units. Concurrently with the consummation of this offering, we will complete a reorganization transaction in which AutoTrader.com, LLC will merge into AutoTrader.com, Inc., a newly formed, wholly owned subsidiary of AutoTrader.com, LLC, with AutoTrader.com, Inc. remaining as the surviving entity (the "Reorganization"). Holders of membership units in AutoTrader.com, LLC will exchange all of their units for Class A and Class B common stock of AutoTrader.com, Inc. on a one-for-one basis. Except with respect to our historical financial statements and historical financial data and except as otherwise required by the context, for purposes of disclosure in this prospectus, we have referred to our units as shares of our Class A and Class B common stock as if the Reorganization has occurred.

     In February and March of this year, with respect to our calls for capital funding, we issued 13,281,855 shares of our common stock to our stockholders in exchange for $81,554,000. In March 2000, we issued 1,173,876 shares of common stock to eBay in exchange for $9,237,000. For a further description of this transaction with eBay, see "Certain Relationships and Related
Transactions -- eBay Agreements."

                             CORPORATE INFORMATION

     Our principal executive offices are located at 5775 Peachtree Dunwoody Road, Suite A-200, Atlanta, Georgia 30342. Our general telephone number is (404) 269-8000. Our Web site address is www.autotrader.com. The information on our Web site is not incorporated into this prospectus.

                                  THE OFFERING

Class A common stock offered by AutoTrader.com...  6,500,000 shares
Common stock to be outstanding after this
  offering:
  Class A common stock...........................  26,154,248 shares
  Class B common stock...........................  21,201,482 shares
          Total..................................  47,355,730 shares
Use of proceeds..................................  For general corporate purposes, including continued development of our Internet
                                                   offerings and expansion of our marketing
                                                   activities. See "Use of Proceeds."
Voting rights of common stock....................  Each share of Class A common stock is entitled to one vote, and each share of
                                                   Class B common stock is entitled to ten
                                                   votes. After this offering, Manheim
                                                   Auctions will have approximately 85% of
                                                   the combined voting power of our common
                                                   stock.
Proposed Nasdaq National Market symbol...........  "ATDC"

     Unless we specifically state otherwise, the information in this prospectus:

     - does not take into account the sale of up to 975,000 shares of Class A common stock that the underwriters have the option to purchase from AutoTrader.com to cover over-allotments; and

     - assumes the Reorganization and the filing of our amended and restated certificate of incorporation.

     Common stock to be outstanding after the offering is as of the closing date. It excludes awards of Class A common stock issuable under our stock-based incentive programs; the maximum number of shares of Class A common stock that can be awarded under these programs is 3,600,000 shares.

                             SUMMARY FINANCIAL DATA

     You should read this summary information with the discussion in "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our financial statements and the related notes included elsewhere in this prospectus.

                                                      PERIOD FROM               YEAR ENDED
                                                    OCTOBER 1, 1997            DECEMBER 31,
                                                    (INCEPTION) TO      --------------------------
                                                   DECEMBER 31, 1997       1998           1999
                                                   -----------------    -----------    -----------
                                                   (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:
Revenues.........................................       $    42         $     1,028    $     5,183
Cost of revenues.................................            --                 382          1,470
                                                        -------         -----------    -----------
Gross profit.....................................            42                 646          3,713
                                                        -------         -----------    -----------
Operating expenses:
  Product development and technology.............           940               8,602          6,967
  Sales and marketing............................           922              11,350         35,644
  General and administrative.....................           445               3,120          7,412
  Depreciation and amortization..................            16                 288            826
                                                        -------         -----------    -----------
          Total operating expenses...............         2,323              23,360         50,849
                                                        -------         -----------    -----------
Loss from operations.............................       $(2,281)        $   (22,714)   $   (47,136)
                                                        =======         ===========    ===========
Net loss.........................................       $(2,281)        $   (22,717)   $   (46,715)
                                                        =======         ===========    ===========
Pro forma basic and diluted net loss per share...                       $     (1.60)   $     (2.51)
                                                                        ===========    ===========
Shares used in computing pro forma basic and
  diluted net loss per share.....................                        14,168,000     18,625,140
                                                                        ===========    ===========
Pro forma as adjusted basic and diluted net loss
  per share......................................                                      $     (0.99)
                                                                                       ===========
Shares used in computing pro forma as adjusted
  basic and diluted net loss per share...........                                       47,355,730
                                                                                       ===========

     Pro forma basic and diluted net loss per share is computed by dividing net loss by the pro forma weighted average number of shares of common stock outstanding after giving effect to the Reorganization.

     Pro forma as adjusted basic and diluted net loss per share is based on the 26,400,000 shares outstanding as of December 31, 1999, as if those shares, as well as (a) the 13,281,855 shares of common stock issued to our existing stockholders with respect to our calls for capital funding in February and March 2000, (b) the issuance of 1,173,876 shares of common stock to eBay in March 2000 and (c) the issuance of 6,500,000 shares of Class A common stock offered in this offering, had been outstanding since January 1, 1999.

     The following table sets forth our summary balance sheet data as of December 31, 1999:

     - on an actual basis;

     - on a pro forma basis to reflect (a) the issuance of 13,281,855 shares of common stock to our existing stockholders in exchange for $81,554,000 with respect to our calls for capital funding in February and March 2000,
       (b) the issuance of 1,173,876 shares of common stock to eBay in exchange for $9,237,000 in March 2000 and (c) the Reorganization; and

     - on a pro forma as adjusted basis to reflect the estimated net proceeds from the sale of 6,500,000 shares of Class A common stock offered in this
       offering at an initial public offering price of $          per share (the
       midpoint of the range set forth on the cover page), after deducting the underwriting discount and commissions and estimated offering expenses that we will pay and the application of the net proceeds therefrom. See "Use of Proceeds."

                                                                     DECEMBER 31, 1999
                                                            ------------------------------------
                                                                                      PRO FORMA
                                                             ACTUAL     PRO FORMA    AS ADJUSTED
                                                            --------    ---------    -----------
                                                                       (IN THOUSANDS)
BALANCE SHEET DATA:
Cash and cash equivalents.................................  $ 13,945    $104,736      $
Working capital...........................................    12,662     103,453
Total assets..............................................    29,811     120,602
Amounts due to Cox Enterprises, Inc.......................     7,268       7,268
Other long-term obligations...............................     2,100       2,100
Accumulated deficit.......................................   (71,713)         --
Total members' equity.....................................    13,156          --
Total stockholders' equity................................        --     103,947

                                  RISK FACTORS

     You should carefully consider the risks described below before buying shares in this offering. If any of the following risks actually occur, our business, results of operations and financial condition could be materially and adversely affected, the trading price of our Class A common stock could decline, and you might lose all or part of your investment. Please also see "Cautionary Note Regarding Forward-Looking Statements."

                         RISKS RELATING TO OUR BUSINESS

OUR FUTURE SUCCESS IS UNCERTAIN BECAUSE WE HAVE A LIMITED OPERATING HISTORY.

     We commenced operations in the last quarter of 1997. Because of this limited operating history, our prospects must be considered in light of the risks, expenses and problems frequently encountered by companies that are in the early stages of development and that operate in new and rapidly changing markets like online commerce. To address these risks we must, among other things, continue to expand our base of consumers and dealers, develop our relationships with commercial vendors and maintain and upgrade our technology. If we cannot execute our business strategy or successfully address each of these risks, our financial condition and results of operations may suffer.

WE HAVE A NEW AND UNPROVEN BUSINESS MODEL.

     The manner in which we conduct our business and charge for our services is new and unproven. Our business model depends upon our ability to generate revenue streams from multiple sources through our Web site, including:

     - subscription and advertising fees from dealer services;

     - revenue from facilitating automotive e-commerce transactions (such as financing, insurance, warranties and aftermarket products);

     - fees from our online used vehicle, auction-style trading services provided by the co-branded Web site operated with eBay; and

     - fees from national advertising programs, promotions and services.

     In order for us to be successful, large numbers of consumers must visit our Web site on a regular basis to attract dealers, vendors and advertisers to list vehicles and to advertise and offer products and services through our Web site. Therefore, we must not only develop services that directly generate revenue, but also provide information that attracts consumers to our Web site frequently. We will need to develop new offerings in each of these areas as consumer preferences change and new competitors emerge. We cannot assure you that we will be able to provide consumers with an acceptable blend of services and information. We provide information to consumers without charge, and we may not be able to generate sufficient revenue to pay for these offerings. Accordingly, we cannot be sure that our business model will be successful or that we can sustain revenue growth or become profitable.

OUR STRATEGY TO GROW THE AUTOTRADER.COM BRAND WILL REQUIRE SIGNIFICANT EXPENDITURES, AND OUR BUSINESS MAY NOT GENERATE SUFFICIENT REVENUES TO COVER THESE EXPENDITURES.

     Our business depends heavily on the prominence and value of the AutoTrader.com brand. In particular, we believe that obtaining recognition as the largest used vehicle marketplace is critical to attracting consumers, dealers, private sellers, commercial vendors and advertisers to our Web site. In order to develop the AutoTrader.com brand, we expect that operating expenses, particularly sales and marketing expenditures, will continue at a high level. We expect that these increased expenditures will have a negative impact on our results of operations in the near term. Moreover, if our revenues do not increase as a result of these investments in our business, we may never achieve or sustain profitability.

WE HAVE A HISTORY OF LOSSES AND EXPECT TO CONTINUE TO INCUR NET LOSSES FOR THE FORESEEABLE FUTURE.

     We have experienced operating losses in each quarterly and annual period since inception. We incurred net losses of $46.7 million for the fiscal year ended December 31, 1999, $22.7 million for the fiscal year ended December 31, 1998 and $2.3 million for the period from October 1, 1997 (inception) to December 31, 1997. As of December 31, 1999, we had an accumulated deficit of $71.7 million. We expect to significantly increase our sales and marketing and general and administrative expenses, and consequently our losses will significantly increase in the future. We will need to generate significant increases in our revenues to achieve and maintain profitability.

OUR QUARTERLY FINANCIAL RESULTS MAY VARY, WHICH MAY REDUCE THE MARKET PRICE OF OUR CLASS A COMMON STOCK.

     Our quarterly operating results have fluctuated in the past and may continue to fluctuate due to many factors. We expect that over time our revenues will come from a mix of fees from dealers, vendors of automotive products and services and national advertisers. We plan to increase our operating expenses significantly, based on our expectations of future revenues. If revenues fall below our expectations, we will not be able to reduce our spending rapidly in response to such a shortfall, which will adversely affect our operating results.

     We may also experience seasonality in our business. Internet usage typically declines during the summer and certain holiday periods, while vehicle purchasing in the United States is strongest in the late spring and summer months. Because of our limited operating history, we do not know which seasonal pattern, if any, will predominate.

     Due to these factors, among others, we believe that quarter-to-quarter comparisons of our results of operations are not a good indication of our future performance. However, if our results of operations in some future quarter fall below the expectations of public market analysts and investors, the price of our Class A common stock is likely to decline.

THE ONLINE MARKET FOR USED VEHICLE INFORMATION AND AUTOMOTIVE PRODUCTS AND SERVICES MAY FAIL TO GROW, WHICH WOULD LIMIT THE GROWTH OF OUR ONLINE ADVERTISING REVENUES AND ADVERSELY AFFECT OUR FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

     The online market for used vehicle information and automotive products and services is new and rapidly developing. As is typical for any new, rapidly evolving market, demand and market acceptance for recently introduced products and services are subject to a high level of uncertainty and risk. It is also difficult to predict the market's future growth rate, if any. If the online market for used vehicle information and automotive products and services fails to develop or develops more slowly than expected or our services do not achieve or sustain market acceptance, we may not be able to sustain and increase our revenues, and, therefore, our results of operations and financial condition could be materially and adversely affected.

WE ARE IN AN INTENSELY COMPETITIVE MARKET WHICH COULD REDUCE OUR MARKET SHARE AND HARM OUR FINANCIAL PERFORMANCE.

     The market for providers of used vehicle information and automotive products and services, including classified advertising, is intensely competitive, and we expect competition to increase significantly, particularly on the Internet. Barriers to entry on the Internet are relatively low, and we may face competitive pressures from numerous companies. There are a number of Web sites that offer vehicle listings, including vehicle manufacturers' own Web sites and Web sites containing electronic classified advertisements, and automotive products and services. In addition, there are numerous Web sites that offer vehicle information and other content, as well as community offerings, directly to the vehicle-purchasing consumer generally or to targeted audiences such as car collectors. We also face competition from traditional media companies such as newspapers, niche classified publishers and television and radio companies, many of which currently operate a Web site. In addition to direct competitors, we also compete indirectly with vehicle brokerage firms, discount warehouse clubs and automobile clubs. Several Web sites provide auction services, and some have also recently announced their intention to auction vehicles on the Internet. We expect additional competitors to enter into our market in the future.

     The e-commerce market is new and rapidly evolving, and we expect competition among e-commerce companies to increase significantly. We cannot assure you that Web sites maintained by our existing and potential competitors will not be perceived by consumers, dealers, other potential automotive vendors or advertisers as being superior to ours. We also cannot assure you that we will be able to maintain or increase our Web site user traffic levels, purchase inquiries and click-throughs or that competitors will not experience greater growth in these areas than we do.

OUR BUSINESS IS DEPENDENT ON THE ECONOMIC STRENGTH OF THE AUTOMOTIVE INDUSTRY.

     The strength of the automotive industry significantly impacts both the revenues we derive from our dealers, other automotive vendors and advertisers and the consumer traffic to our Web site. The automotive industry is cyclical, with the number of sales of vehicles changing due to national and global economic forces, although the used vehicle market has historically been less affected by cyclical forces than the new vehicle market. Any decrease in the current level of vehicle sales could have a material adverse effect on our business, results of operations and financial condition.

BECAUSE OF THE INDUSTRY IN WHICH WE OPERATE, WE MAY BE PARTICULARLY AFFECTED BY GENERAL ECONOMIC CONDITIONS.

     Purchases of vehicles are typically discretionary for consumers and may be particularly affected by negative trends in the general economy. The success of our operations depends to a significant extent upon a number of factors relating to discretionary consumer spending, including economic conditions (and perceptions of such conditions by consumers) affecting disposable consumer income (such as employment, wages and salaries, business conditions, interest rates, availability of credit and taxation) for the economy as a whole and in regional and local markets. In addition, because the purchase of a vehicle is a significant investment and is relatively discretionary, any reduction in disposable income in general may affect us more significantly than companies in other industries. Our business strategy also relies on advertising by and agreements with other Internet companies. Any significant deterioration in general economic conditions that adversely affects these companies could also have a material adverse effect on us.

WE RELY HEAVILY ON MAINTAINING RELATIONSHIPS WITH A LARGE NUMBER OF DEALERS.

     We derive the majority of our revenues from subscription and advertising fees from dealer services, and we expect to continue to do so for the foreseeable future. These dealer fees represented approximately 82% of our net revenues in 1998 and approximately 57% of our net revenues in 1999. This high revenue percentage relies on dealer fees from a large number of dealers. For example, our largest dealer represented less than 0.3% of our total revenues in 1999. Consequently, our business is highly dependent on consumers' use of our Web site to shop for vehicles so that dealers will achieve a satisfactory return on their investment in the AutoTrader.com program and continue to use our services.

WE MAY BECOME SUBJECT TO GENERAL VEHICLE-RELATED LAWS OR VEHICLE BROKERAGE AND AUCTION LAWS.

     There are numerous state laws regarding the sale of vehicles. In addition, government authorities may take the position that state or federal insurance licensing laws, vehicle financing laws, motor vehicle dealer laws or related consumer protection or product liability laws apply to aspects of our business. If federal or individual states' regulatory requirements change or additional requirements are imposed on us, we may be required to modify aspects of our business in those states in a manner that might undermine the attractiveness of our Web site's products and services to consumers, dealers, automotive vendors or advertisers or require us to terminate operations in that state, either of which could harm our business. As we introduce new services and if we expand our operations to other countries, we could become subject to additional licensing and regulatory requirements.

     Substantially all states have laws that broadly define brokerage activities, and government authorities may take the position that under these laws we are acting as a broker. If this occurs, we may be required to comply with burdensome licensing requirements or terminate our operations in those states. In either case, our business, results of operations and financial condition could be materially and adversely affected.

     Many states also have laws and regulations related to the operation of auctions. While we believe that the used vehicle auction-style trading services provided under our marketing agreement with eBay do not qualify as an auction operation and therefore that state auction regulations do not apply to us, one or more states may seek to regulate the operations of our co-branded Web site with eBay as an auction operation.

CERTAIN OF OUR PRINCIPAL STOCKHOLDERS ARE ENGAGED IN AUTOMOTIVE BUSINESSES, AND CONFLICTS OF INTEREST MAY ARISE THAT MAY NOT BE RESOLVED IN OUR FAVOR.

     Certain of our principal stockholders are involved in automotive businesses that compete with certain aspects of our business. For example, Manheim Auctions operates wholesale auto auctions, and Trader Publishing is a publisher of magazines containing used vehicle listings in print. In addition, representatives of Manheim Auctions, Trader Publishing and certain of our other stockholders are members of our board of directors. As a result, these principal stockholders and directors may be subject to potential conflicts of interest with respect to future business opportunities that both AutoTrader.com and these stockholders may be interested in pursuing.

WE DEPEND ON OUR DATA CONTRIBUTION AGREEMENTS WITH MANHEIM AUCTIONS, TRADER PUBLISHING AND ADP, AND WE WOULD HAVE DIFFICULTY OPERATING WITHOUT THEM.

     We believe that our ability to offer our customers the largest available database of used vehicle listings in the United States provides us with a significant marketing advantage. More than 50% of our vehicle listings are gathered pursuant to our data contribution agreements with Manheim Auctions, Trader Publishing and ADP. The stated termination date of these data contribution agreements is August 2009, but they may be terminated sooner if we fail to comply with any of the material provisions of these agreements. In addition, the data contribution agreement with Manheim Auctions may be terminated by Manheim Auctions anytime after August 2004 if its voting interest in AutoTrader.com falls below 50%. In the event the Manheim Auctions data contribution agreement is terminated, Trader Publishing may also terminate its data contribution agreement. Moreover, our data contribution agreement with ADP may be terminated with six months' advance notice from ADP starting in January 2003. If we cannot either maintain these data contribution agreements or enter into alternative arrangements with other companies to provide a similar volume of used vehicle listings, we may be unable to continue our operations.

OUR BRAND NAME AND DOMAIN NAME ARE LICENSED TO US BY TRADER PUBLISHING, AND IF THIS LICENSE EXPIRES OR IS TERMINATED, OUR MARKETING EFFORTS TO PROMOTE OUR BRAND NAME AND WWW.AUTOTRADER.COM WILL BE RENDERED INEFFECTIVE.

     The extensive marketing expenditures that we have incurred to promote the AutoTrader brand name and the www.autotrader.com domain name will yield benefits only during the period when our license of the AUTOTRADER mark and the www.autotrader.com domain name is valid. While the initial term of this license does not expire until December 2041, Trader Publishing may terminate the license sooner if:

     - we fail to comply with any of the license's material terms;

     - Trader Publishing's data contribution agreement is terminated for our failure to comply with any of the material terms of Trader Publishing's data contribution agreement;

     - we fail to renew Trader Publishing's data contribution agreement; or

     - the underlying license from TPI Holdings, Inc., a wholly owned subsidiary of Cox Enterprises, to Trader Publishing expires.

     Early termination of this license would require us to increase our marketing expenditures significantly in order to promote a new brand name and domain name, which would have a material adverse effect on our business, results of operations and financial condition.

WE DEPEND ON RELATIONSHIPS WITH INTERNET PORTALS, HIGH-TRAFFIC WEB SITES AND VENDORS OF AUTOMOTIVE PRODUCTS AND SERVICES, AND OUR FAILURE TO MAINTAIN OR SUPPLEMENT THESE RELATIONSHIPS MAY REDUCE USER TRAFFIC TO OUR WEB SITE AND LIMIT OUR ABILITY TO GENERATE REVENUES.

     We have entered into agreements with various commercial vendors, including:

     - Internet portals and other high-traffic Web sites, such as America Online, Lycos.com and HotBot;

     - vendors of automotive products and services, such as Allstate Insurance Company, Ford Motor Credit, E-Loan, DriveItToday.com and CarParts.com; and

     - providers of automotive information, such as Intellichoice, New Car Test Drive, Car & Driver, Road and Track and Consumer's Digest.

     These relationships, some of which are exclusive, direct user traffic to our Web site and permit us to offer a broad range of services to consumers. However, many of these relationships expire within the next two years, and we may be unable to renew them on reasonable terms, or at all. In particular, competition for placement on many of the Web sites with whom we have relationships is intense, and renewing our agreements may be possible only at a significant cost. We also may be unable to secure relationships with additional vendors of automotive products and services. If we are unable to maintain or supplement these relationships, our consumer base may stop growing, and our financial condition and results of operations may be adversely affected.

IF WE DO NOT CONTINUE TO PROVIDE A HIGH-QUALITY USER EXPERIENCE AND SERVICE OFFERINGS THROUGH OUR WEB SITE, THE VALUE OF OUR BRAND MAY FALL.

     Promotion and enhancement of the AutoTrader.com brand will depend largely on our success in consistently providing a high-quality consumer experience for buyers and sellers of vehicles and automotive products and services and relevant and useful information. If consumers, dealers, automotive vendors and advertisers do not perceive our service offerings to be of high quality, or if we introduce new services or enter into new business ventures that are not favorably received by such groups, the value of our brand could be impaired or diluted. Such brand impairment or dilution could decrease the attractiveness of AutoTrader.com to one or more of these groups, which could materially and adversely affect our business, results of operations and financial condition.

WE NEED TO CONTINUE TO DEVELOP OUR CONTENT AND SERVICE OFFERINGS.

     Our future success depends upon our ability to enhance and improve the ease of use, responsiveness, functionality and features of our Web site and to develop new services, in addition to continuing to improve the consumer shopping experience. These efforts may require the development or licensing of increasingly complex technologies. We may not be successful in developing or introducing new features, functions and services, and these features, functions and services may not achieve market acceptance or enhance our brand loyalty. If we fail to develop and introduce new features, functions or services effectively, it could have a material adverse effect on our business, results of operations and financial condition.

OUR FAILURE TO MANAGE OUR GROWTH COULD HAVE A DETRIMENTAL EFFECT ON OUR BUSINESS RESULTS.

     Our recent growth has placed, and is expected to continue to place, a significant strain on our managerial, operational and financial resources. Several of our executive officers joined us recently. Any inability to manage growth effectively could have a material adverse effect on our business, results of operations and financial condition.

OUR GROWTH MAY SLOW OR STOP IF WE CANNOT ATTRACT OR RETAIN PERSONNEL WITH TECHNICAL AND MANAGEMENT EXPERTISE.

     As of February 29, 2000, we had 252 full-time employees, and we anticipate that the number of employees will increase significantly during the next 12 months. Wages for managerial and technical employees are increasing and are expected to continue to increase in the foreseeable future due to the competitive nature of the current employment market. We have experienced difficulty from time to time attracting the personnel necessary to support the growth of our business, and we may experience similar difficulty in the future. Inability to attract and retain the technical and managerial personnel necessary to support the growth of our business could have a material adverse effect upon our business, results of operations and financial condition.

WE DEPEND ON CONTINUED IMPROVEMENTS IN OUR SYSTEMS AND THE INTERNET INFRASTRUCTURE.

     Our ability to retain and attract consumers, dealers, automotive vendors and advertisers, and to achieve market acceptance of our services and our brand, depends significantly upon the performance of our systems and network infrastructure. We have experienced difficulty from time to time in maintaining acceptable system response times. Any future system or network failure that causes interruption or slower response time of our services could result in less traffic to our Web site and, if sustained or repeated, could reduce the attractiveness of our services to consumers, dealers, automotive vendors and advertisers. An increase in the volume of our Web site traffic could strain the capacity of our technical infrastructure, which could lead to slower response times or system failures. Slower response times or system failures would cause the number of purchase inquiries, advertising impressions, other revenue-producing e-commerce offerings and our information offerings to decline, any of which could hurt our revenue growth and our brand loyalty. Any failure of our server and networking systems to handle current or higher volumes of user traffic would have a material adverse effect on our business, results of operations and financial condition.

     As our listings database and consumer traffic grew rapidly during 1999, our system capacity was strained on several occasions, resulting in slowdowns in Web page deliveries and database loading. We addressed these problems by adding significant capability in all stages of our production system during the fourth quarter of 1999. We believe that we now have sufficient capacity to service expected traffic levels over the next year. However, despite these efforts, our system could become overburdened again by unexpected traffic growth. If this occurs, our business results would be negatively impacted.

WE DEPEND ON THIRD-PARTY TECHNOLOGY AND CONTENT TO OPERATE OUR BUSINESS, AND THIS TECHNOLOGY AND CONTENT MAY NOT BE AVAILABLE TO US IN THE FUTURE.

     We currently license from third parties certain technologies and information incorporated into our Web site. As we continue to introduce new services that incorporate new technologies and information, we may be required to license additional technology and information from others. We cannot assure you that these third-party technology and information licenses will continue to be available to us on commercially reasonable terms, if at all. Additionally, we cannot assure you that the third parties from which we currently license our technology and information will be able to defend their proprietary rights successfully against claims of infringement. Any failure to obtain any of these technology and information licenses could result in delays or reductions in the introduction of new features, functions or services. Such failure could also adversely affect the performance of our existing services until equivalent technology or information can be identified, obtained and integrated.

OTHERS COULD CLAIM THAT WE INFRINGE ON THEIR INTELLECTUAL PROPERTY RIGHTS, WHICH MAY RESULT IN SUBSTANTIAL COSTS, DIVERSION OF RESOURCES AND MANAGEMENT ATTENTION AND HARM TO OUR REPUTATION.

     We cannot be certain that our services do not infringe on patents or other intellectual property rights of others that may relate to our services. In addition, because patent applications in the United States are not publicly disclosed until the patent is issued, applications may have been filed that relate to our services. We may be subject to legal proceedings and claims from time to time in the ordinary course of our business, including claims of alleged infringement of the trademarks and other intellectual property rights of third parties. If our services violate third-party proprietary rights, we cannot assure you that we would be able to obtain licenses to continue offering such services on commercially reasonable terms, or at all. Any claims against us relating to the infringement of third-party proprietary rights, even if not meritorious, could result in substantial costs, diversion of resources and management attention and in injunctions preventing us from distributing these services. A successful infringement claim against us could materially and adversely affect us in the following ways:

     - we may be liable for damages and litigation costs, including attorneys' fees;

     - we may be enjoined from further use of the intellectual property;

     - we may have to license the intellectual property, incurring licensing fees;

     - we may have to develop a non-infringing alternative, which could be costly and delay projects; and

     - we may have to indemnify users of our Web site with respect to losses incurred as a result of our infringement of the intellectual property.

Regardless of the outcome, an infringement claim could materially and adversely affect our business.

     In 1996, our licensor, Trader Publishing, and its licensor, TPI Holdings, Inc., were sued in United States District Court for the Southern District of Indiana, by a company then called The Trader Enterprises, Inc. The action related to the use of the TRADER trademark and variations thereon (including AUTOTRADER) for print publications whose content consisted primarily of advertisements. The litigation was settled in April 1999, but the settlement did not address the use of variations of the TRADER mark on the Internet. We do not believe that our use of the mark AUTOTRADER.COM violates the trademark rights of any third party, but we cannot give any assurance that any such claims will not be made and, if made, will not be successful.

IF OUR INTELLECTUAL PROPERTY PROTECTION IS INADEQUATE, COMPETITORS MAY GAIN ACCESS TO OUR TECHNOLOGY AND UNDERMINE OUR COMPETITIVE POSITION, CAUSING US TO LOSE BUSINESS.

     We regard our service marks, trademarks, trade secrets, listing database and similar intellectual property as important to our success and rely on trademark law, trade secret protection, copyright law and confidentiality and/or license agreements with our employees, customers and business partners to protect our proprietary rights. Despite our precautions, unauthorized parties may copy certain portions of our services or obtain and use information that we regard as proprietary. Provisions in our visitor agreement protecting against unauthorized use, copying, transfer and disclosure of our intellectual property may be unenforceable under the laws of certain jurisdictions and foreign countries. In addition, the laws of some foreign countries do not protect proprietary rights to the same extent as do the laws of the United States. Our means of protecting our proprietary rights in the United States or abroad may not be adequate, and competitors may independently develop similar technology or duplicate our products or our other intellectual property, which would harm our business.

                         RISKS RELATED TO THE INTERNET

GOVERNMENT REGULATION AND LEGAL UNCERTAINTIES ASSOCIATED WITH THE INTERNET COULD ADVERSELY AFFECT OUR BUSINESS.

     A number of legislative and regulatory proposals under consideration by federal, state, local and foreign governmental organizations may lead to laws or regulations concerning various aspects of the Internet, including, but not limited to, online content, user privacy, taxation, access charges, liability for third-party activities and jurisdiction. Additionally, it is uncertain as to how existing laws will be applied to the Internet. The adoption of new laws or the application of existing laws may decrease the growth in the use of the Internet, which could in turn decrease the demand for our services and increase our cost of doing business.

     The tax treatment of the Internet and e-commerce is currently unsettled. A number of proposals have been made at the federal, state and local levels and by certain foreign governments that could impose taxes on the sale of goods and services and certain other Internet activities. The Internet Tax Freedom Act, signed into law in October 1998, placed a three-year moratorium on new state and local taxes on Internet commerce. We cannot assure you that future laws imposing taxes or other regulations on commerce over the Internet would not substantially impair the growth of e-commerce and the growth of our business.

WE DEPEND ON INCREASED USE OF THE INTERNET AS A MEANS OF COMMERCE.

     Our business depends on increased and sustained acceptance and use of the Internet as a medium of commerce. Consumers and businesses will not likely widely accept and adopt the Internet for conducting business and exchanging information unless the Internet provides these consumers and businesses with greater efficiencies and improvements in commerce and communication. In addition, e-commerce generally, and shopping for and the purchase of used vehicles and automotive products and services on the Internet in particular, is a recent phenomenon. The growth of this phenomenon may not continue at recent rates, and a sufficiently broad base of businesses and consumers may not adopt or continue to use the Internet as a means of commerce. The Internet may not prove to be a viable commercial marketplace generally, or, in particular, for used vehicles and automotive products and services. If use of the Internet does not continue to increase, our business will suffer.

OUR BUSINESS DEPENDS ON THE INTEGRITY OF THE INTERNET, WHICH IS UNCERTAIN AND IS BEYOND OUR ABILITY TO CONTROL.

     If Internet usage continues to increase rapidly, the Internet infrastructure may not be able to support the demands placed on it by this growth, and its performance and reliability may decline. The recent growth in Internet traffic has caused frequent periods of decreased performance, outages and delays. Our ability to increase the speed with which we provide services to consumers and to increase the scope and quality of such services is limited by and dependent upon the speed and reliability of the Internet, which is beyond our ability to control. If periods of decreased performance, outages or delays on the Internet occur frequently, overall Internet usage or usage of our Web site could increase more slowly or decline.

THE MARKET FOR INTERNET PRODUCTS AND SERVICES IS CHARACTERIZED BY RAPID TECHNOLOGICAL CHANGE.

     Rapid technological developments, evolving industry standards and consumer demands, and frequent new product introductions and enhancements characterize the market for Internet products and services. These market characteristics are exacerbated by the emerging nature of the market and the fact that many companies are expected to introduce new Internet products and services in the near future. Our future success will significantly depend on our ability to continually improve the used vehicle shopping experience, the addition of new and useful services and content to our Web site, and the performance, features and reliability of our Web site. In addition, the widespread adoption of developing multimedia-enabling technologies could require fundamental and costly changes in our technology and could fundamentally affect the nature and viability of Internet-based advertising. The failure to improve or augment the services that we provide or to successfully implement emerging technologies could harm our business.

WE COULD FACE LIABILITY FOR INFORMATION AND CONTENT CONTAINED ON OUR WEB SITE AND FOR PRODUCTS SOLD THROUGH OUR WEB SITE.

     We could be exposed to liability with respect to third-party information that may be accessible through our Web site. Such claims might assert, among other things, that, by directly or indirectly providing links to Web sites operated by third parties, we should be liable for copyright or trademark infringement or other wrongful actions by such third parties through such Web sites, including defamation or negligence. It is also possible that if any third-party content information, including vehicle listings data, provided on our Web site contains errors, consumers or dealers could make claims against us for losses incurred in reliance on such information. We do not and cannot practically screen all of the content generated by providers of information and services on our Web site.

     Even to the extent that such claims do not result in liability to us, we could incur significant costs in settling, investigating and defending against such claims. The imposition of potential liability for information carried on or disseminated through our Web site could require us to expend substantial resources or take steps that may limit the attractiveness of our services to consumers, dealers, automotive vendors, advertisers and others.

     Our liability insurance may not cover all potential claims to which we may be exposed and may not be adequate to indemnify us for all liability that may be imposed. Any imposition of liability that is not covered by insurance or is in excess of insurance coverage could have a material adverse effect on our business and financial condition.

SECURITY RISKS AND CONCERNS ABOUT USE OF THE INTERNET MAY DETER POTENTIAL CUSTOMERS FROM USING OUR SERVICES.

     Concern about the security of the transmission of confidential information over public networks is a significant barrier to e-commerce and communication. Advances in computer capabilities, new discoveries in the field of cryptography or other events or developments could result in compromises or breaches of Internet security systems that protect proprietary information. If any well-publicized compromises of security were to occur, they could substantially reduce the use of the Internet for commerce and communications.

WE MAY ENCOUNTER SECURITY BREACHES THAT RESULT IN DISRUPTION OR INACCESSIBILITY OF OUR WEB SITE.

     Anyone who circumvents our security measures could misappropriate proprietary, confidential information, place false orders or cause interruptions in our services or operations. The Internet is a public network, and data is sent over this network from many sources. Recently, some Internet service providers and e-commerce Web sites have been targeted by "denial of service" and other attacks that overloaded these Web sites and forced them to shut down temporarily. Computer viruses have also been distributed and have rapidly spread over the Internet. Computer viruses could be introduced into our systems, which could disrupt our online technology or make our Web site inaccessible to our customers. We may be required to expend significant capital and other resources to protect against the threat of, or to alleviate problems caused by, security breaches and the introduction of computer viruses. Our security measures may be inadequate to prevent security breaches or combat the introduction of computer viruses, either of which may result in loss of data, increased operating costs, litigation and possible liability.

                        RISKS RELATING TO THIS OFFERING

OUR CLASS A COMMON STOCK HAS NOT TRADED PUBLICLY; THE INITIAL PUBLIC OFFERING PRICE MAY NOT BE INDICATIVE OF THE MARKET PRICE OF OUR CLASS A COMMON STOCK AFTER THIS OFFERING, AND THE MARKET PRICE OF OUR CLASS A COMMON STOCK, LIKE THE MARKET PRICES OF THE STOCKS OF OTHER INTERNET COMPANIES, MAY FLUCTUATE WIDELY AND RAPIDLY.

     There is currently no public market for our Class A common stock, and we cannot assure you that an active trading market will develop or be sustained after this offering. The initial public offering price will be determined through negotiation between us and representatives of the underwriters and may not be indicative of the market price for our Class A common stock after this offering.

     The market price of our Class A common stock could fluctuate significantly as a result of:

     - our susceptibility to quarter-to-quarter variations in our operating results, which may cause us to fail to meet analysts' or investors' expectations;

     - economic and stock market conditions specific to Internet companies;

     - changes in financial estimates by securities analysts following our stock;

     - earnings and other announcements by, and changes in market evaluations of, Internet companies;

     - changes in business or regulatory conditions affecting Internet companies;

     - announcements or implementation by us or our competitors of technological innovations or new products or services; and

     - trading volume of our Class A common stock.

     The securities of many companies have experienced extreme price and volume fluctuations in recent years often unrelated to those companies' operating performance. Specifically, market prices for securities of Internet-related and technology companies have frequently reached elevated levels, often following their initial public offerings. These levels may not be sustainable and may not bear any relationship to these companies' operating performances. If the market price of our Class A common stock reaches an elevated level following this offering, it may materially and rapidly decline. In the past, following periods of volatility in the market price of a company's securities, stockholders have often instituted securities class action litigation against the company. If we were involved in a class action suit, it could divert the attention of senior management, and, if adversely determined, could have a negative impact on our financial condition.

THE SALE OR AVAILABILITY FOR SALE OF SUBSTANTIAL AMOUNTS OF OUR CLASS A COMMON STOCK COULD ADVERSELY AFFECT ITS MARKET PRICE.

     Sales of substantial amounts of our Class A common stock in the public market after the completion of this offering, or the public perception that these sales could occur, could cause the market price of our Class A common stock to decline and could materially impair our ability to raise capital through future offerings of our Class A common stock. There will be 26,154,248 shares of Class A common stock outstanding immediately after this offering, or 27,129,248 shares if the underwriters exercise their over-allotment option in full. All of the 6,500,000 shares sold in this offering will be freely tradeable without restriction or further registration under the Securities Act, unless held by our "affiliates" as that term is defined in Rule 144 under the Securities Act. The 19,654,248 shares of Class A common stock outstanding prior to this offering are "restricted securities" as defined in Rule 144 and may not be sold in the absence of registration other than in accordance with Rule 144 or Rule 701 under the Securities Act or another exemption from registration.

     In connection with this offering, we, our executive officers and directors and all of our stockholders have agreed, except in limited circumstances, not to sell any shares of Class A common stock for 180 days after completion of this offering without the consent of Credit Suisse First Boston Corporation; however, Credit Suisse First Boston Corporation may release these shares from these restrictions at any time. We cannot predict what effect, if any, market sales of shares held by principal stockholders or any other stockholder or the availability of these shares for future sale will have on the market price of our Class A common stock.

     All of our stockholders are parties to an agreement with us that provides them with the right to require us to register the sale of shares they own or obtain from time to time. Registration of these shares of our Class A common stock would permit the sale of these shares without regard to the restrictions of Rule 144.

THE NET PROCEEDS OF THIS OFFERING MAY BE ALLOCATED IN WAYS WITH WHICH YOU AND OTHER STOCKHOLDERS MAY NOT AGREE.

     Our management has significant flexibility in applying the proceeds we receive in this offering. Because the proceeds are not required to be allocated to any specific investment or transaction, you cannot determine at this time the value or propriety of our management's application of the proceeds on our behalf, and you and other stockholders may not agree with our management's decisions.

INVESTORS IN THIS OFFERING WILL EXPERIENCE IMMEDIATE AND SUBSTANTIAL DILUTION.

     If you purchase Class A common stock in this offering, you will pay more for your shares than the amounts paid by existing stockholders for their shares. As a result, you will experience immediate and substantial dilution of
approximately $          per share, representing the difference between our net
tangible book value per share after giving effect to this offering and the initial public offering price. In addition, you may experience further dilution to the extent that shares of our Class A common stock are issued upon the exercise of stock options or under our stock purchase plan. These shares may be issued at a purchase price less than the initial public offering price per share in this offering. We also expect to offer stock options to employees in the future. These issuances will cause further dilution to investors.

ANTI-TAKEOVER PROVISIONS OF OUR CERTIFICATE OF INCORPORATION COULD DELAY OR DETER A CHANGE IN CONTROL.

     Provisions of our certificate of incorporation and bylaws may make it more difficult to effect a change in control of our company. The existence of these provisions may adversely affect the price of our Class A common stock, discourage third parties from making a bid for our company or reduce any premiums paid to our stockholders for their Class A common stock. For example, our certificate of incorporation authorizes our board of directors to issue up to 5,000,000 shares of "blank check" preferred stock and to attach special rights and preferences to this preferred stock. The issuance of this preferred stock may make it more difficult for a third party to acquire control of us. A special meeting of stockholders may only be called by our president, chief executive officer or secretary at the written request of a majority of the board of directors. In addition, a stockholder proposal for an annual meeting must be received within a specified period of time to be placed on the agenda. Because stockholders do not have the ability to require the calling of a special meeting of stockholders and are subject to timing requirements in submitting stockholder proposals for consideration at an annual meeting, any third-party takeover not supported by the board of directors would be subject to significant delays and difficulties.

WE ARE CONTROLLED BY A PRINCIPAL STOCKHOLDER WHO CAN CONTROL MATTERS REQUIRING STOCKHOLDER APPROVAL BECAUSE IT OWNS A LARGE PERCENTAGE OF OUR COMMON STOCK, AND IT MAY VOTE THE COMMON STOCK IN A WAY WITH WHICH YOU DO NOT AGREE.

     After giving effect to this offering, assuming that we issue approximately 6,500,000 shares in this offering, Manheim Auctions will own approximately 43% of our equity and 85% of our voting power. Manheim Auctions, therefore, would control substantially all of the actions to be taken by our stockholders. In addition, TPI, Inc., a Manheim Auctions affiliate, will own 9% of our equity and 2% of our voting power after giving effect to this offering. Our principal stockholders, including Manheim Auctions, have agreed to enter into a stockholders' agreement immediately prior to the consummation of this offering under which they will agree to vote their shares together to elect ten of our directors. This voting control may have the effect of discouraging offers to acquire us and could adversely affect the price that investors might be willing to pay in the future for shares of our common stock.

ABSENCE OF DIVIDENDS COULD REDUCE OUR ATTRACTIVENESS TO INVESTORS.

     Some investors favor companies that pay dividends. We have never declared or paid any cash dividends on our Class A common stock. For the foreseeable future, we intend to retain any earnings to finance the development and expansion of our business, and we do not anticipate paying any cash dividends on our Class A common stock. If we do not pay dividends, your return on an investment in our Class A common stock will likely depend on your ability to sell our stock at a profit.

              CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

     This prospectus contains forward-looking statements that involve risks and uncertainties. These statements relate to future events or our future financial performance. In some cases, you can identify forward-looking statements by terminology including "could," "may," "will," "should," "expect," "intend," "plan," "anticipate," "believe," "estimate," "predict," "potential," "continue" or "opportunity," the negative of these terms or other comparable terminology. These statements are only predictions. Actual events or results may differ materially. In evaluating these statements, you should specifically consider various factors, including the risks described above and in other parts of this prospectus. These factors may cause our actual results to differ materially from any forward-looking statement.

     Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. Except as otherwise required by federal securities laws, we are under no duty to update any of the forward-looking statements after the date of this prospectus to conform them to actual results or to changes in our expectations.

                                USE OF PROCEEDS

     We estimate that the net proceeds to us from the sale of the 6,500,000 shares of Class A common stock that we are offering hereby will be approximately
$     million, at an assumed initial public offering price of $     per share
(the midpoint of the range set forth on the cover page) and after deducting the estimated underwriting discounts and commissions and estimated offering expenses. If the underwriters' over-allotment option is exercised in full, we estimate that such net proceeds will be approximately $ million. The primary purposes of this offering are to obtain additional capital, create a public market for our Class A common stock and facilitate future access to public capital markets.

     Within the next 12 months, we intend to use cash on hand and the net
proceeds of the offering to fund at least $     million of capital expenditures
and at least $     million of advertising and other promotions. Any remaining net proceeds will be utilized primarily for working capital and other general corporate purposes. We may also use a portion of the net proceeds from this offering to acquire or invest in businesses, technologies or products that are complementary to our business. However, we have no present plans or commitments and are not currently engaged in any negotiations with respect to such transactions. Pending any use for these purposes, we intend to invest the net proceeds in short-term, interest-bearing, investment-grade securities.

                                DIVIDEND POLICY

     We have not declared or paid any cash dividends on our capital stock and do not anticipate paying any cash dividends in the foreseeable future.

                                 CAPITALIZATION

     The following table sets forth our capitalization as of December 31, 1999:

     - on an actual basis;

     - on a pro forma basis to reflect (a) the issuance of 13,281,855 shares of common stock to our existing stockholders in exchange for $81,554,000 with respect to our calls for capital funding in February and March 2000,
       (b) the issuance of 1,173,876 shares of common stock to eBay in exchange for $9,237,000 in March 2000 and (c) the Reorganization; and

     - on a pro forma as adjusted basis to reflect the estimated net proceeds from the sale of 6,500,000 shares of Class A common stock offered in this
       offering at an initial public offering price of $          per share (the
       midpoint of the range set forth on the cover page), after deducting the underwriting discount and commissions and estimated offering expenses that we will pay and the application of the net proceeds therefrom. See "Use of Proceeds."

     You should read this information together with our financial statements and the related notes included elsewhere in this prospectus.

                                                                      DECEMBER 31, 1999
                                                              ----------------------------------
                                                                                      PRO FORMA
                                                               ACTUAL    PRO FORMA   AS ADJUSTED
                                                              --------   ---------   -----------
                                                               (IN THOUSANDS, EXCEPT SHARE AND
                                                                       PER SHARE DATA)
Cash and cash equivalents...................................  $ 13,945   $104,736     $
                                                              ========   ========     ========
Amounts due to Cox Enterprises, Inc.(1).....................  $  7,268   $  7,268     $
                                                              --------   --------     --------
Members' equity:
  Paid-in capital:
     Capital contributions..................................    83,874         --
     Additional paid-in capital -- unit options.............       995         --
  Accumulated deficit.......................................   (71,713)        --
                                                              --------   --------     --------
          Total members' equity.............................    13,156         --
                                                              --------   --------     --------
Stockholders' equity:
  Preferred stock, $1.00 par value, 5,000,000 shares
     authorized on a pro forma basis, none outstanding on a
     pro forma and pro forma as adjusted basis..............        --         --
  Class A common stock, $1.00 par value, 100,000,000 shares
     authorized on a pro forma basis, 19,654,248 shares
     outstanding on a pro forma basis, and 26,154,248 shares
     outstanding on a pro forma as adjusted basis(2)........               19,654
  Class B common stock, $1.00 par value, 100,000,000 shares
     authorized on a pro forma basis, 21,201,482 shares
     outstanding on a pro forma and pro forma as adjusted
     basis..................................................               21,201
  Additional paid-in capital................................        --     63,092
                                                              --------   --------     --------
          Total stockholders' equity........................        --    103,947
                                                              --------   --------     --------
          Total capitalization..............................  $ 20,424   $111,215     $
                                                              ========   ========     ========

---------------

(1) See Note 11 to our financial statements for a description of amounts due to Cox Enterprises.

(2) Excludes 1,894,100 shares of common stock issuable upon the exercise of stock options outstanding as of December 31, 1999, with an exercise price of $5.38 per share. See "Management -- 2000 Long-Term Incentive Plan."

                                    DILUTION

     Our pro forma net tangible book value as of December 31, 1999 was approximately $100 million, or $2.44 per share of common stock. Pro forma net tangible book value per share is determined by dividing the amount of our total tangible assets on a pro forma basis less total liabilities by the pro forma number of shares of common stock outstanding at that date. The pro forma number of shares of common stock outstanding gives effect to:

     - the issuance of 13,281,855 shares of common stock to our existing stockholders in exchange for $81,554,000 with respect to our calls for capital funding in February and March 2000;

     - the issuance of 1,173,876 shares of common stock to eBay in exchange for $9,237,000 in March 2000; and

     - the Reorganization.

Dilution in net tangible book value per share represents the difference between the amount per share paid by purchasers of shares of common stock in this offering and the net tangible book value per share of common stock immediately after the consummation of this offering.

     After giving effect to the issuance and sale of the shares of common stock
offered by us at an estimated initial public offering price of $          per
share (the midpoint of the range set forth on the cover page) and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma net tangible book value as of
December 31, 1999 would have been $       , or $       per share. This
represents an immediate increase in pro forma net tangible book value to our
existing stockholders of $       per share and an immediate dilution to
purchasers in this offering of $       per share. If the initial public offering
price is higher or lower, the dilution to purchasers in this offering will be greater or less, respectively. The following table illustrates this per share dilution:

Assumed initial public offering price per share.............          $
  Pro forma net tangible book value per share prior to this
     offering...............................................  $
  Increase per share attributable to this offering..........
                                                              -----
Adjusted pro forma net tangible book value per share after
  this offering.............................................
                                                                      -----
Dilution per share to new investors(1)......................          $
                                                                      =====

---------------

(1) Assuming the exercise in full of the underwriters' over-allotment option, our adjusted pro forma net tangible book value at December 31, 1999 would
    have been approximately $          per share, representing an immediate
    increase in pro forma net tangible book value of $          per share to our
    existing stockholders and an immediate dilution in pro forma net tangible
    book value of $          per share to purchasers in this offering.

     The following table summarizes, as of December 31, 1999, the number of shares of common stock purchased from us, the total consideration provided to us and the average price per share provided by existing stockholders, in each case on a pro forma basis after giving effect to:

     - the issuance of 13,281,855 shares of common stock to our existing stockholders in exchange for $81,554,000 with respect to our calls for capital funding in February and March 2000;

     - the issuance of 1,173,876 shares of common stock to eBay in exchange for $9,237,000 in March 2000; and

     - the sale of shares to investors in this offering.

     The calculation below is based on an initial public offering price of
$     per share (the midpoint of the range set forth on the cover page), before deducting the underwriting discount and estimated offering expenses payable by us.

                                            SHARES PURCHASED       TOTAL CONSIDERATION       AVERAGE
                                          --------------------    ----------------------      PRICE
                                            NUMBER     PERCENT       AMOUNT      PERCENT    PER SHARE
                                          ----------   -------    ------------   -------    ---------
Existing stockholders...................  40,855,730         %    $175,282,000         %      $4.29
New stockholders........................                                                      $
                                          ----------    -----     ------------    -----
          Total.........................                100.0%    $               100.0%
                                          ==========    =====     ============    =====

     The foregoing discussion and table assumes no exercise of options outstanding under our 1999 Long-Term Incentive Plan and other stock-based incentive programs. As of December 31, 1999, there were options outstanding to purchase a total of 1,894,100 shares of common stock at an exercise price of $5.38 per share. See "Management -- Long-Term Incentive Plan."

           SELECTED HISTORICAL AND UNAUDITED PRO FORMA FINANCIAL DATA

     You should read the following selected historical financial data in conjunction with our historical financial statements and the related notes and with "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this prospectus. The selected historical financial data in this section are not intended to replace the historical financial statements.

     The statement of operations data for the period from October 1, 1997 (inception) to December 31, 1997 and for the years ended December 31, 1998 and 1999 and balance sheet data as of December 31, 1998 and 1999 are derived from our historical financial statements included elsewhere in this prospectus, which have been audited by Deloitte & Touche LLP, our independent auditors. The balance sheet data as of December 31, 1997 are derived from our financial statements not included in this prospectus but which have been audited by Deloitte & Touche LLP. Historical results are not necessarily indicative of results that may be expected for any future period.

     The unaudited pro forma financial data have been derived from the historical financial statements of AutoTrader.com, LLC and Intellisoft Development Corporation. The unaudited pro forma statement of operations for the year ended December 31, 1999 has been presented as if the acquisition of Intellisoft had been consummated on January 1, 1999. We acquired Intellisoft on November 1, 1999. The unaudited pro forma financial data gives effect to the acquisition of Intellisoft under the purchase method of accounting for business combinations and is based upon the assumptions and adjustments described in the accompanying notes to the unaudited pro forma financial information presented elsewhere in this prospectus. The unaudited pro forma results do not purport to represent the operating results that would have occurred had the acquisition of Intellisoft been consummated on the date, or at the beginning of the period for which such acquisition has been given effect. In addition, the unaudited pro forma results do not purport to represent the combined results of future operations.

                                           PERIOD FROM             YEAR ENDED
                                         OCTOBER 1, 1997          DECEMBER 31,              PRO FORMA
                                         (INCEPTION) TO     -------------------------      YEAR ENDED
                                        DECEMBER 31, 1997      1998          1999       DECEMBER 31, 1999
                                        -----------------   -----------   -----------   -----------------
                                                 (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:
Revenues..............................      $     42        $     1,028   $     5,183      $     6,475
Cost of revenues......................            --                382         1,470            1,626
                                            --------        -----------   -----------      -----------
Gross profit..........................            42                646         3,713            4,849
                                            --------        -----------   -----------      -----------
Operating expenses:
  Product development and
     technology.......................           940              8,602         6,967            6,998
  Sales and marketing.................           922             11,350        35,644           35,738
  General and administrative..........           445              3,120         7,412            8,128
  Depreciation and amortization.......            16                288           826            1,533
                                            --------        -----------   -----------      -----------
          Total operating expenses....         2,323             23,360        50,849           52,397
                                            --------        -----------   -----------      -----------
Loss from operations..................        (2,281)           (22,714)      (47,136)         (47,548)
Other income (expense), net...........            --                 (3)          421              421
                                            --------        -----------   -----------      -----------
Net loss..............................      $ (2,281)       $   (22,717)  $   (46,715)     $   (47,127)
                                            ========        ===========   ===========      ===========
Pro forma basic and diluted net loss
  per share...........................                      $     (1.60)  $     (2.51)     $     (2.53)
                                                            ===========   ===========      ===========
Shares used in computing pro forma
  basic and diluted net loss per
  share...............................                       14,168,000    18,625,140       18,625,140
                                                            ===========   ===========      ===========

     Pro forma basic and diluted net loss per share is computed by dividing net loss by the pro forma weighted average number of shares of common stock outstanding after giving effect to the Reorganization.

                                                                       DECEMBER 31,
                                                              ------------------------------
                                                                1997       1998       1999
                                                              --------   --------   --------
                                                                      (IN THOUSANDS)
BALANCE SHEET DATA:
Cash and cash equivalents...................................  $     --   $     --   $ 13,945
Working capital (deficit)...................................      (916)      (986)    12,662
Total assets................................................       529      2,414     29,811
Amounts due to Cox Enterprises, Inc.........................        --         --      7,268
Other long-term obligations.................................        28        794      2,100
Accumulated deficit.........................................    (2,281)   (24,998)   (71,713)
Total members' equity (deficit).............................      (601)       117     13,156

               MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                      CONDITION AND RESULTS OF OPERATIONS

     The following discussion and analysis of our financial condition and results of operations should be read in conjunction with "Selected Historical and Unaudited Pro Forma Financial Data" and our financial statements and related notes included elsewhere in this prospectus. In addition to historical information, the discussion in this prospectus contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated by these forward-looking statements due to factors including, but not limited to, those factors set forth under "Risk Factors" and elsewhere in this prospectus.

OVERVIEW

     We are the leading Internet destination and marketplace in the United States for buyers and sellers of used vehicles and for consumers seeking information regarding automotive products and services, such as insurance, financing and warranties. We utilize the power of the Internet and our ability, through our exclusive strategic alliances, to aggregate in a single location an extensive network of industry participants and a comprehensive database of automotive information to create an open marketplace that is local, regional and national in nature. Currently our marketplace contains over 1.5 million used vehicle listings, and, in February 2000, our marketplace attracted over 5 million unique monthly visitors who conducted 14 million vehicle searches. By providing this digital "many-to-many" marketplace, we bring automobile dealers, private sellers and other industry participants, such as vendors of automotive products and services and national advertisers, together with purchase-minded consumers at the moment when these consumers are directly engaged in a search for a used vehicle or automotive products and services.

     We commenced operations in October 1997 under the auspices of Manheim Auctions. Our predecessor company, AutoConnect.com, L.L.C., was formed as a limited liability company owned by Manheim Auctions and ADP in 1997, and our new Web site, www.autoconnect.com, was launched in May 1998. In connection with a recapitalization effected in August 1999, we changed our name to AutoTrader.com, LLC and launched the www.autotrader.com Web site. In November 1999, we acquired the assets of Intellisoft Development Corporation, which provides online automobile classifieds and dealer Web sites in the Chicago, Illinois, metropolitan area, serving over 300 dealers and hosting over 30,000 vehicle listings on its Web site under the name "World Wide Wheels."

     Concurrently with the consummation of this offering, we will effect the Reorganization, in which AutoTrader.com, LLC will merge into AutoTrader.com, Inc., a newly formed, wholly owned subsidiary of AutoTrader.com, LLC, with AutoTrader.com, Inc. remaining as the surviving entity.

REVENUES

     We have developed a scalable business model characterized by multiple revenue sources, including:

     - subscription and advertising fees from dealer services;

     - revenue from facilitating automotive e-commerce transactions;

     - fees from our online, used vehicle auction-style trading services provided by the co-branded Web site operated with eBay; and

     - fees from national advertising programs, promotions and services.

     Dealer Services Revenues. Automobile dealers comprise our largest revenue source. We derive dealer services revenues from a range of promotional services, including banner advertising, inventory pages, tiles, enhanced listings and links to the dealer's own Web site. Dealers can also purchase a stand-alone Web site with their own Internet address and searchable used vehicle inventory for an initial set-up fee plus a monthly maintenance fee. Revenues from these services are recognized ratably over the period in which the service is provided. The set-up fees from dealer contracts are recognized ratably over the period in which the service is provided, generally a year.

     E-Commerce Revenues. We derive e-commerce revenues from automotive vendors such as insurance, warranty and finance companies and automotive aftermarket retailers who can market their services on our Web site or integrate their product with our Web site. E-commerce revenues are generally derived from specific traffic referrals or transaction leads that originate on our Web site and are directed to the vendor's product. These revenues are recognized based on Web site traffic or recognized ratably over the term of the contract.

     Auction-Style Trading Service Revenues. We began deriving revenues from used vehicle auction-style trading services in March 2000 as a result of our marketing services agreement with eBay. Under this agreement, we are entitled to a commission of 50% on gross revenues received by eBay for advertising, listing and success fees and fees for related automotive services (such as financing, insurance and shipping services) that are offered through the co-branded Web site. For a further description of this agreement, see "Certain Relationships and Related Transactions -- eBay Agreements."

     National Advertising Revenues. We derive national advertising revenues from companies, such as automobile manufacturers, that desire to reach a large audience of consumers interested in used vehicles by advertising on our Web site. These revenues are generated from short-term contracts in which we typically guarantee for a fixed fee a minimum number of impressions, or times that an advertisement appears in pages viewed by our users. These revenues are recognized ratably over the term of the agreement, provided that the amount recognized does not exceed the amount that would be recognized based upon actual impressions delivered.

     We do not currently recognize revenue related to barter advertising arrangements, such as the exchange of advertising on our Web site for reciprocal advertising on other Web sites or media, because the value of such arrangements cannot be validated by reference to similar cash transactions.

     We anticipate that our revenues will continue to increase as we continue our efforts to expand the number of participating dealers, develop new products and services and grow our consumer audience.

COST OF REVENUES

     Our cost of revenues consists primarily of compensation and other personnel costs for the development of dealer Web products and fees to outside vendors contracted to set up, host and manage the Web sites that we create for dealers as well as to provide technology for placing targeted banner advertisements on our Web site. As more of our revenue comes from other products and services, we expect our cost of revenues will decrease as a percentage of revenues going forward.

OPERATING EXPENSES

     Product Development and Technology. Our product development and technology expenses include personnel costs, professional service fees relating to the design, content and functionality of our Web site and expenses associated with the operation of our computer hardware, software and infrastructure. We incurred substantial product development and technology expenses in 1999 in order to both accommodate the significant increase in volume of visitors to our Web site and maintain a high level of system reliability. Looking forward, we expect this expense will increase in absolute dollars but will decrease as a percentage of revenues.

     Sales and Marketing. Our sales and marketing expenses consist primarily of compensation for sales, marketing and customer support personnel, outside consulting fees, charges for polling dealers to collect and update their vehicle inventory data and costs for online and offline advertising, online distribution, trade shows and other promotion. We expect that sales and marketing expenses will increase in future periods, and we intend to continue to pursue aggressive branding and marketing campaigns to develop AutoTrader.com brand awareness and loyalty through customer retention, increased sales to our current dealers and other industry participants, expansion of the number of participating dealers, development of our online content and expansion of our other services. We also expect to expand our sales force and customer support personnel commensurate with the opportunity to grow our business. As part of our strategy, we launched a multi-million dollar, national branding and advertising campaign in January 2000 consisting of broadcast and cable television, radio, print, online and trade advertisements.

     General and Administrative. Our general and administrative expenses consist primarily of compensation for executive, finance, accounting, business development and human resources personnel, fees for outside professional advisors and overhead costs. We also pay a management fee to Cox Enterprises for certain company-wide shared services, such as cash management, risk management and technical support. We expect general and administrative expenses to increase as we continue to expand our staff, increase our infrastructure and incur costs associated with being a public company.

     Prior to the commencement of this offering, certain of our executives and key employees have participated in the Cox Enterprises Unit Appreciation Plan. Immediately following the consummation of this offering, our employees will no longer receive any further awards under this program, and it is expected that such employees will elect to exchange their rights under the plan for restricted shares of our Class A common stock equal in value to the value of the awards that they had in the plan at the time of this offering. The cost of awards made under the plan with respect to the time during which the employees were employed by AutoTrader.com was allocated to us by Cox Enterprises over the applicable vesting periods and was charged to general and administrative expense.

     In addition, we have granted options to select employees of certain affiliated companies. Included in general and administrative expense are non-cash costs representing the estimated fair value of these awards.

RESULTS OF OPERATIONS

  Years Ended December 31, 1999 and 1998

     Revenues. Our total revenues increased to $5.2 million in 1999 from $1.0 million in 1998, or 404%. The rise is attributable primarily to increased traffic to our Web site and higher sales volume across all of our product lines.

     Our revenues from dealer Web site set-up and hosting fees and fees from dealer advertising products increased to $2.9 million in 1999 from $0.8 million in 1998, or 248%. This increase is the result of the introduction of new products, continued development of existing products and concentrated sales efforts, resulting in an increase in the number of paid dealer products from approximately 300 products at the end of 1998 to nearly 2,400 at the end of 1999 (each type of Web site and other enhancements such as tiles or hyperlinks purchased by a dealer is considered a separate product). In addition, the acquisition of the dealer customer base of World Wide Wheels in November 1999 provided additional dealer service revenues of approximately $0.3 million for the last two months of 1999.

     Our e-commerce revenues increased to $1.1 million in 1999 from a negligible amount in 1998. Our national advertising revenues increased to $1.2 million in 1999 from $0.2 million in 1998, or 523%. An increase in the number of e-commerce and national advertising accounts, the higher volume of visitors to our Web site and the corresponding increase in the number of page views translated into higher revenues in the e-commerce and advertising categories.

     Cost of Revenues. Our cost of revenues increased to $1.5 million in 1999 from $0.4 million in 1998, or 285%. This change is attributable to the increase in the number of participating dealers and Web products, as well as the increase in the number of targeted banner advertisements on our Web site.

     Product Development and Technology. Our product development and technology expenses decreased to $7.0 million in 1999 from $8.6 million in 1998, or 19%. This decrease is attributable to higher costs incurred for the development of the AutoConnect.com Web site in 1998. Offsetting this decrease were increased expenses attributable to the hiring of additional personnel, the implementation of our bi-coastal hosting operations and higher contracted content cost.

     Sales and Marketing. Our total sales and marketing expenses increased to $35.6 million in 1999 from $11.3 million in 1998, or 214%. Increases in sales expenses were due in part to the growth of our in-house sales force in 1999, as well as the hiring of additional customer support personnel to keep pace with the higher sales volume and to maintain a high level of customer service for our dealers. We also incurred increased polling charges in order to provide more dealer inventory listings on our Web site. A significant portion of our sales and marketing expenses were incurred in connection with our exclusive distribution agreement with America Online, which was entered into in April 1999, and increased spending on off-line marketing activities such as television and print advertising. We also incurred increased advertising production and agency fees in 1999.

     General and Administrative. Our general and administrative expenses increased to $7.4 million in 1999 from $3.1 million in 1998, or 138%, reflecting the hiring of key management personnel and additional staff to manage and support our growth in 1998 and 1999. Personnel-related costs, including recruiting costs, also contributed to the increase. In connection with the grant of stock options to certain non-employees of AutoTrader.com in 1999, we recorded $1.0 million of expense, representing the estimated fair value of these options. In addition, amounts charged to expense for our employees under the Cox Enterprises Unit Appreciation Plan were approximately $0.2 million in 1998 and $1.0 million in 1999, or an increase of 569%.

PERIOD PRIOR TO 1998

     Because we did not begin operations until the last quarter of 1997 and had relatively minimal business activity, we do not believe a comparison of 1998 with 1997 would be meaningful. In 1997, we had revenues of $42,000, no cost of revenues, product development and technology expenses of $940,000, sales and marketing expenses of $922,000 and general and administrative expenses of $445,000.

QUARTERLY RESULTS OF OPERATIONS

     The following table presents our operating results for each of the eight quarters in the period from the first quarter of 1998 through the fourth quarter of 1999. The statement of operations data have been derived from our unaudited financial statements, which, in management's opinion, have been prepared on substantially the same basis as the audited financial statements and include all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the financial information for the periods presented. The information should be read in conjunction with our financial statements and the related notes included elsewhere in this prospectus. The operating results in any quarter are not necessarily indicative of the results that may be expected for any future period.

                                                                   THREE MONTHS ENDED
                                 ---------------------------------------------------------------------------------------
                                 MAR. 31,   JUN. 30,   SEPT. 30,   DEC. 31,   MAR. 31,   JUN. 30,   SEPT. 30,   DEC. 31,
                                   1998       1998       1998        1998       1999       1999       1999        1999
                                 --------   --------   ---------   --------   --------   --------   ---------   --------
                                                                (IN THOUSANDS; UNAUDITED)
STATEMENT OF OPERATIONS DATA:
Revenues.......................  $   154    $   182     $   274    $   418    $   522    $   794    $  1,513    $  2,354
Cost of revenues...............       15         52         158        157        384        295         350         441
                                 -------    -------     -------    -------    -------    -------    --------    --------
Gross profit...................      139        130         116        261        138        499       1,163       1,913
                                 -------    -------     -------    -------    -------    -------    --------    --------
Operating expenses:
  Product development and
    technology.................    2,291      3,195       2,025      1,091      1,341      1,657       1,954       2,015
  Sales and marketing..........    2,064      2,544       3,612      3,130      4,564      5,546      10,545      14,989
  General and administrative...      446        824         791      1,059      1,802      1,294       1,578       2,738
  Depreciation and
    amortization...............       21         59         100        108        113        121         193         399
                                 -------    -------     -------    -------    -------    -------    --------    --------
         Total operating
           expenses............    4,822      6,622       6,528      5,388      7,820      8,618      14,270      20,141
                                 -------    -------     -------    -------    -------    -------    --------    --------
Loss from operations...........   (4,683)    (6,492)     (6,412)    (5,127)    (7,682)    (8,119)    (13,107)    (18,228)
Other income (expense), net....       --         (3)         --         --        (96)        85         165         267
                                 -------    -------     -------    -------    -------    -------    --------    --------
Net loss.......................  $(4,683)   $(6,495)    $(6,412)   $(5,127)   $(7,778)   $(8,034)   $(12,942)   $(17,961)
                                 =======    =======     =======    =======    =======    =======    ========    ========

     We experienced growth in revenues in all quarters presented for each revenue category. The growth is due primarily to increases in sales of dealer Web products as well as advertising and e-commerce contracts, particularly as a result of the implementation of a dedicated sales force for both dealer and national accounts in mid-1999. Other factors contributing to higher revenues include the development of a greater mix of Web products and growth in traffic to the site.

     Cost of revenues also increased, but not at the same rate as the revenues. Dealer Web site set-up and hosting expenses associated with our outside Web site service provider accelerated in the third quarter of 1998 and into the first quarter of 1999.

     Total operating expenses have increased in most of the quarters presented, reflecting the growth of each segment of our operations, including steadily increasing personnel and personnel-related costs such as taxes, benefits and recruiting fees. Product development and technology expenses were significant during the first half of 1998 due to the design and development of our Web site. These particular expenses have decreased over time, but we continue to incur development and technology-related costs due to high traffic volumes, the implementation of bi-coastal hosting in late 1999 and ongoing upgrades with software, hardware and contracted content providers.

     Sales and marketing expenses increased significantly in 1999 due to the addition of a dedicated sales force for both dealer customers and other industry participants and the implementation of a marketing strategy to increase brand awareness by substantial online and offline advertising. Our agreement with America Online became effective in late June 1999, and our offline advertising campaign began in the fourth quarter of 1999.

     General and administrative expenses also increased in each quarter presented, exclusive of the third quarter of 1998, reflecting higher overhead costs associated with greater numbers of personnel, increased facilities expense such as rent and utilities and, in the fourth quarter of 1999, the recognition of non-cash stock-based expense to non-employees.

LIQUIDITY AND CAPITAL RESOURCES

     Since inception, we have funded our operations and met our capital expenditure requirements through funding by our existing stockholders and cash generated from the sale of our products and services.

     Net cash used in operating activities was $1.3 million in 1997, $21.8 million in 1998 and $43.1 million in 1999. Net cash used in operating activities in each period was primarily the result of net operating losses before non-cash expenses. In 1997, the net cash used in operating activities was primarily the result of our $2.3 million net loss partially offset by a $1.1 million increase in accounts payable and accrued expenses. In 1998, the net cash used primarily reflected our $22.7 million net loss and a $0.3 million increase in prepaid expenses and other current assets. These items were offset by a $0.8 million increase in accrued incentive compensation and a $0.3 million increase in accounts payable and accrued expenses. In 1999, the net cash used in operating activities resulted primarily from our $46.7 million net loss, a $4.2 million increase in prepaid expenses and other current assets, and a $1.3 million increase in accounts receivable. These items were offset by a $5.5 million increase in accounts payable and accrued expenses and a $1.9 million increase in accrued incentive compensation.

     Net cash used in investing activities was negligible in 1997, $1.8 million in 1998 and $8.8 million in 1999. In 1997 and 1998, almost all of the cash was used to acquire property and equipment, primarily computer equipment and software. In 1999, approximately $4.6 million was used to acquire property and equipment. In addition, we spent approximately $4.2 million to purchase substantially all of the assets of Intellisoft.

     Net cash provided by financing activities was $1.4 million in 1997, $23.7 million in 1998 and $65.8 million in 1999. Cash was provided in each period by funding from our existing stockholders, including borrowings from Cox Enterprises of $7.3 million.

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

     We believe that any cash generated from our operations, together with the proceeds from this offering, will be sufficient to fund our operating activities, capital expenditures and other obligations, including our marketing campaign during the next 12 months. However, we may need to raise additional capital in order to fund more rapid expansion, to expand our marketing activities, to develop new or enhance existing products or services, to respond to competitive pressures or to acquire complementary services, businesses or technologies. If during that period or thereafter, we are not successful in generating sufficient cash flow from operations, we may need to raise additional capital through public or private financing, strategic relationships or other arrangements. This additional funding, if needed, may not be available on terms acceptable to us, or at all. Our failure to raise sufficient capital when needed could have a material adverse effect on our business, results of operations and financial condition. If additional funds were raised through the issuance of equity securities, the percentage of our stock owned by our then-current stockholders would be reduced. Furthermore, these equity securities may have rights, preferences or privileges senior to those of our common stock.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

     Market risk is the risk that we will incur losses due to adverse changes in equity, interest, commodity or currency exchange rates and prices. Currently, our market risk exposure would not result in material losses due to adverse changes in the foregoing indices, rates and prices. Our investments are classified as cash and cash equivalents with original maturities of three months or less. As of December 31, 1999, we consider the reported amount of these investments to be reasonable approximations of their fair values.

RECENT ACCOUNTING PRONOUNCEMENTS

     In 1998, Statement of Financial Accounting Standards ("SFAS") No. 133, "Accounting for Derivative Financial Instruments and Hedging Activities," was issued. This statement requires that all derivatives be recognized in the statement of financial position as either assets or liabilities and measured at fair value. In addition, all hedging relationships must be designated, reassessed and documented. SFAS No. 133, as amended by SFAS No. 137, is effective for all fiscal quarters of all fiscal years beginning after June 15, 2000. We are in the process of assessing the impact of SFAS No. 133 on our financial statements.

                                    BUSINESS

INTRODUCTION

     We are the leading Internet destination and marketplace in the United States for buyers and sellers of used vehicles and for consumers seeking information regarding automotive products and services, such as insurance, financing and warranties. We utilize the power of the Internet and our ability, through our exclusive strategic alliances, to aggregate in a single location an extensive network of industry participants and a comprehensive database of automotive information to create an open marketplace that is local, regional and national in nature. Currently our marketplace contains over 1.5 million used vehicle listings, and, in February 2000, our marketplace attracted 5 million unique monthly visitors who conducted 14 million vehicle searches. By providing this digital "many-to-many" marketplace, we bring automobile dealers, private sellers and other industry participants, such as vendors of automotive products and services and national advertisers, together with purchase-minded consumers at the moment when these consumers are directly engaged in a search for a used vehicle or automotive products and services.

     We provide significant benefits to dealers, private sellers and other industry participants by enabling them to advertise, interact and transact with what we believe is the largest online consumer audience related to the used vehicle market. We currently have an open network of more than 40,000 dealers listing some or all of their inventory on our Web site, which is approximately three to four times the number of listing dealers of our nearest competitor and represents more than 50% of the automobile dealers in the United States. With typically more than 1.5 million used vehicles listed for sale on our Web site by dealers, finance companies and private sellers, we provide consumers the most extensive selection of used vehicle purchase opportunities in the United States. This selection provides consumers, in most local markets, with a more comprehensive view of local vehicles for sale than they can obtain from any other information source, including newspaper print classifieds and other Web sites. Through our Web site, consumers can effectively navigate the largest database of used vehicle listings in the United States, thereby optimizing their ability to find the vehicle of their choice in their chosen geographic area. We also provide one of the most comprehensive sources of automotive information, including a variety of decision tools, buying and selling tips, vehicle specifications and reviews, vehicle pricing and safety information, as well as assistance with financing, insurance and warranty programs.

     Over the past year, the consumer traffic on our Web site has grown significantly. In February 2000, we had more than 5 million unique visitors logging onto our Web site, a 400% increase over the 1 million visitors recorded in February 1999. Along with this marked increase in unique visitors to our Web site, our monthly page views increased from 6 million to 68 million, or 1,033%, and our monthly vehicle searches increased from 1 million to 14 million, or 1,300%, from February 1999 to February 2000. Since monthly used car sales in the United States average 3.5 million units per month, the 14 million vehicle searches we recorded in February is an indication of the major presence that we have established in the automotive marketplace.

     We generate leads (potential buyers requesting a phone number, directions or an e-mail address) for dealers that allow them to precisely target purchasers of used vehicles in a manner which is more effective than traditional media. In February 2000, we delivered over 1.1 million leads to dealers and private sellers. In addition, we generated over 1 million leads to dealer Web sites, e-commerce partners and advertisers.

     Our business model is built on multiple revenue streams from a variety of industry participants interested in marketing their services to our consumer audience. We generate our revenues primarily from fees for dealer services. We also generate revenues from facilitating automotive e-commerce transactions, online used vehicle auction-style trading services and national advertising. A significant portion of our revenues are recurring in nature.

     Our objective is to build and maintain the preeminent online marketplace for facilitating transactions between buyers and sellers of used vehicles. The main thrust of our strategy is to enhance our market leadership position by growing our database of used vehicle listings and sellers, our database of information regarding the vehicle searching patterns of buyers, our network of dealers and the audience of users of our

Web site. We are developing a range of new products and services to enhance the value proposition that we offer to dealers, consumers and vendors of automotive products and services, which may include additional content and vehicle searching features, additional forms of enhanced listings, additional dealer Web site services, additional finance, insurance and aftermarket services and inspection and certification services. We are implementing an aggressive national marketing campaign to enhance the strength of our brand in the used vehicle market and to increase consumer and dealer awareness and usage of our Web site and our products and services.

     Our ability to maintain the largest dynamic database of used vehicle listings, to attract and retain the largest number of dealers and to attract what we believe to be the largest audience of used vehicle buyers is enhanced by our strategic partners. Our exclusive partnerships and other strategic alliances with automotive and Internet industry leaders such as Trader Publishing, Manheim Auctions, ADP, eBay and America Online provide us with significant competitive advantages, enabling us to not only provide the largest database of used vehicle listings available in the United States, but also to connect that database with what we believe to be the largest community of potential used vehicle buyers.

MARKET OPPORTUNITY

  The Market for Used Vehicles and Automotive Products and Services

     The global proliferation of vehicles and automotive products and services has served to make the automotive industry a $1 trillion industry in the United States and one of the largest industries in the world. Our business focuses on the largest segment of the automotive industry -- the used vehicle market. The National Automobile Dealers Association ("NADA") estimates that approximately 41 million used vehicles were sold to retail customers in the United States in 1999, which is approximately four times the number of new vehicles sold at retail that year. Based on these figures, the NADA estimates that the used vehicle market exceeded $360 billion in retail sales in 1999. Unlike the new vehicle market, historically the used vehicle market has not shown significant adverse effects during periods of economic downturns.

     We believe certain trends are fueling growth in the used vehicle market. In recent years, consumers have increasingly leased rather than purchased new vehicles, leading to a larger dealer inventory of used vehicles available for immediate sale. According to ADT Automotive Holdings, Inc. ("ADT"), high used vehicle sales volumes are anticipated for the next five years. We believe factors contributing to this trend include rising prices on new vehicles and the introduction of manufacturers' certification and warranty programs for their used vehicles. Additionally, according to the NADA, franchise dealers are highly motivated to sell used vehicles because the average gross profit margin on a used vehicle is approximately 11%, as compared to approximately 6% on a new vehicle.

     The automotive industry spends more money on advertising than any other industry in the United States. Automotive classified advertisements alone were nearly $5 billion in 1999. According to Jupiter Communications, online automotive classified advertising expenditures are expected to rise from $31 million in 1998 to $352 million in 2003.

     A large market also exists for automotive products and services, such as insurance, financing, warranties, parts, repairs and accessories. According to A.M. Best, an insurance research firm, total automobile insurance premiums were approximately $117 billion in 1999. In addition, the U.S. Federal Reserve Board estimates that the automotive consumer credit outstanding totaled approximately $468 billion as of the fourth quarter of 1999, and total sales for automotive parts, repairs and accessories, according to The Automotive Aftermarket Industry Association, exceeded $160 billion in 1999.

  Inefficiencies of Traditional Used Vehicle Buying and Selling Methods

     Despite its size and impact, the traditional used vehicle market suffers from a highly fragmented and local distribution system. Industry analysts estimate that there are approximately 78,000 dealerships in the United States selling used vehicles made up of approximately 22,000 new car franchise stores and 56,000 independent used car dealers. The unit sales of the top 100 dealership groups, as reported by Automotive

News, accounted for only about 12% of the approximately 16 million used vehicles that CNW Marketing/Research reports as having been sold by franchised dealerships in 1999.

     This highly fragmented, intensely competitive distribution system has resulted in high customer acquisition costs. Dealers operate in highly localized markets, and the competition for consumers within these local markets has resulted in increased advertising and marketing costs that continue to place downward pressure on dealer profits. Traditional advertising and promotional methods are typically able to reach only consumers in a limited local or regional geographic area, thus confining the potential payback from advertising to a specific localized audience. Traditional mass advertising media, such as newspapers, radio or television, are also inefficient because they reach many consumers who are not in the used vehicle market and they do not provide a means to target advertising to consumers who are likely to purchase used vehicles based upon their individual preferences and interests. Moreover, the costs associated with traditional mass advertising typically rise every year, generally without attendant increases in the size or precision of the audience delivery.

     For the consumer, the process of buying and selling a used vehicle is generally viewed as an inefficient process. Although the purchase of a vehicle is one of the largest purchases made by most consumers, consumers historically have not had access in a single, centralized location to the information needed to research and evaluate automotive purchasing decisions. In particular, many consumers express dissatisfaction with the traditional sources of vehicle information, such as newspaper classified advertisements or visits to a dealer, because these individual sources contain only a small percentage of the total universe of vehicles for sale in their local market. As a result, consumers must often make significant purchasing decisions and compromises with limited and incomplete information. At the time of a vehicle purchase, the consumer must also make decisions on, and deal with multiple parties to arrange for, other products and services such as financing, insurance and warranties, often with an insufficient number of options and inadequate available information.

  The Online Used Vehicle Opportunity

     Because of the size and fragmented nature of the used vehicle industry and its reliance on the exchange of information, the Internet provides an efficient platform for dealers to aggregate and disseminate information to consumers as well as to expose both consumers and dealers to an extensive range of buying and selling opportunities. Compared with traditional media, the Internet provides significant advantages to dealers and private sellers of used vehicles in that they have the ability to target local buyers more cost-effectively, differentiate their products and services more effectively and expand the size of their market to reach potential consumers beyond their normal trading area. Dealers are increasingly recognizing this value proposition; Jupiter Communications estimates that online automotive classified advertising expenditures will increase from $31 million in 1998 to $352 million in 2003. Moreover, according to a recent survey by J.D. Power & Associates, 26% of late-model used car buyers used the Internet to search for information or otherwise assist them with their used vehicle purchases or sales in 1999, compared with 14% who did so in 1998. More than 66% of these buyers are expected to use the Internet for these purposes by 2003. We believe that consumers are increasingly using the Internet when making automotive purchase decisions because of the inadequacy of available information from other sources and the convenience of searching a database of aggregated automotive information from the privacy of their home or office. While the Internet substantially increases the amount of information available for researching and evaluating automotive purchasing decisions and choices, this information is often not aggregated at a central, organized source. To date, we believe that other automotive-related Web sites that have attempted to capitalize on this market opportunity have not aggregated as broad and extensive a participation of used vehicle dealers, private sellers and other industry participants as we have.

THE AUTOTRADER.COM SOLUTION

     We believe that by providing the largest marketplace on the Internet where buyers and sellers of used vehicles and automotive-related products and services can meet, negotiate and control their purchase decisions, we have significantly improved the vehicle purchasing and selling process for both buyers and sellers. With what we believe to be the largest consumer audience of used vehicle shoppers online today, our powerful marketplace provides dealers, private sellers, vendors of automotive products and services and national advertisers an effective environment for reaching an economically and geographically diverse group of targeted consumers who have expressed an interest in automotive information by logging onto our Web site. With the largest number of online used vehicle listings and a comprehensive selection of automotive products and services, our Web site is designed to provide consumers with a "one-stop" destination that incorporates all aspects of commerce and content related to the process for purchasing and selling used vehicles and automotive products and services. The effectiveness of our offerings is reflected by our ability to facilitate contacts and transactions among dealers, other industry participants and consumers. In February 2000, we delivered over
2.1 million leads from potential customers to dealers, private sellers, e-commerce partners and advertisers.

  Significant Benefits to Dealers

     Largest Online Consumer Audience. We believe that we offer dealers the largest online consumer audience of used vehicle shoppers among our competitors, with a dramatic increase in unique visitors per month logging onto our Web site from 1 million in February 1999 to 5 million in February 2000. Our Web site provides dealers with access to a much larger and more geographically diverse consumer base than they can find through traditional, locally-oriented advertising and distribution channels.

     Low Cost and Flexible Services. We provide dealer listings and advertisements in a cost-effective manner, frequently reducing the per vehicle costs associated with advertising a used vehicle between 60% and 90%. Basic used vehicle listings are posted on our Web site without charge and without requiring binding contracts. Enhanced listings and other promotional products such as banner advertising can be purchased for various fees which depend on contract terms. According to the NADA, traditional newspaper, radio and television advertisements typically cost a dealer from $250 to $300 per vehicle sold. By using our paid services, this cost frequently ranges from $25 to $100 per vehicle, depending upon which promotional products a dealer selects.

     Our listing process and user-friendly software allow dealers to update their listings and make changes to their Web sites as often as they wish, a flexibility and convenience not found in traditional advertising dependent upon fixed publishing and advertising schedules. Dealers can access their Web sites and listings to make these changes 24 hours a day, seven days a week through a password-protected system, and these changes are generally posted on our Web site within a few hours.

     Ability to Target Used Vehicle Purchasers. Our ability to target specific dealer listings and advertisements to our users by geography and vehicle year, make, model and pricing enables our Web site to match demand for and supply of used vehicle information more efficiently than any traditional distribution channel. Using a proprietary search engine and targeting, tracking and analysis software from DoubleClick, Inc. and SAS Institute, Inc., our Web site displays and monitors dealer listings and advertisements that are most likely to be of interest to a specific consumer based upon his or her search criteria and zip code. As a result, dealers experience a level of marketing precision with AutoTrader.com that is unavailable through traditional newspaper, radio and television advertising.

     Wide Range of Listing and Advertising Products. Our Web site's extensive targeted listing and advertising products together with our highly effective, customer-driven search tools and functionality facilitate effective presentation and matching of a dealer's inventory and services with the desired features and criteria of prospective buyers. In addition to posting basic used vehicle listings on our Web site free of charge, dealers can purchase a wide range of online listing and advertising products, including:

     - enhanced listings, which provide a more prominent presentation of a dealer's vehicles similar to bold listings in the Yellow Pages;

     - inventory pages, which enable visitors to view a dealer's entire inventory, one mouse click from any one of its vehicle listings on our Web site;

     - Web site links, which enable visitors to our Web site to link through to the dealer's own Web site;

     - Web site design and hosting, which provide dealers with their own prominently listed Internet address in the AutoTrader.com Dealer Directory for maximum exposure and a searchable used vehicle inventory database;

     - banner advertising, which displays a dealer's advertisement on a Web page as it is being viewed by a potential buyer determined by search criteria, including geography and vehicle year, make, model and pricing; and

     - listings on our auction-style Web site, which we operate on a co-branded basis with eBay.

     Access to Database of Consumer Buying Trends. We also collect, filter and report to dealers usable information on the shopping habits of used vehicle purchasers in a dealer's region. Additionally, we provide dealers with monthly usage tracking reports with information on the number of vehicles listed on our Web site by a dealer, the number of times a dealer's listings are presented on a search results page and the number of leads sent to a dealer to aid dealers in further targeting their product offerings in their markets.

     Open, Non-Exclusive Marketplace. We act as a neutral intermediary that facilitates the interaction and exchange of information between dealers and potential used vehicle purchasers, rather than competing with the dealers directly by taking title to used vehicles and then selling the vehicles to users of our Web site. Dealers listing their vehicles on our Web site are not precluded from also listing their vehicles on other Web sites or through more traditional advertising methods. As a result, we offer dealers a non-exclusive channel to target potential buyers without having to compete with us in the process. Furthermore, unlike many of our competitors, we do not compel dealers to follow specific marketing rules or policies such as "no haggle prices." By enabling all types of dealers and styles of selling to participate in our open marketplace, we make it easy for dealers to include AutoTrader.com in their marketing mix.

  Significant Benefits to Consumers

     Largest Marketplace for Used Vehicles. Because our Web site provides the largest marketplace for used vehicles in the United States with the most listing dealers and private sellers, we offer consumers the most comprehensive selection of used vehicles in any centralized location. Listings from our strategic partners, our open network of dealers, finance companies and private sellers enable us to provide consumers across the United States with access to the largest online selection of used vehicles, with typically more than 1.5 million used vehicle listings. We currently have over 40,000 dealers listing their used vehicles on our Web site and 275,000 listings from private sellers. Our database employs customer-driven search tools which enables consumers to define the geographic area in which their search is conducted. Also, because our open, non-exclusive marketplace has attracted more dealers than any other automotive Web site, we offer customers the ability to choose from an unsurpassed number of local dealers and select the style of selling that is most attractive to them. To mirror the shopping experience and selection available through AutoTrader.com, consumers not using our Web site would typically need to visit several other Web sites and purchase numerous publications to assemble a comparable amount of information.

     Flexible, Customer-Driven Search Process. Our Web site employs a specialized, java-based search engine, which allows consumers to quickly, conveniently and easily navigate through our inventory of used vehicles to locate vehicles that match their specific search criteria, including variables such as make, model, price and geographic location. Once a consumer finds the desired vehicle, the consumer is provided with the seller's contact information as well as links to a wide range of detailed information about the vehicle, including specifications, ratings, retail and trade-in values and review by automotive experts. Our Web site also features PersonaLogic's state-of-the-art decision guide software, which helps our users choose the vehicle that is right for them. By completing a simple "Custom Search" question-and-answer form, users are guided to vehicles that match their desires and needs. In addition, our Web site also enables consumers to review automotive-related products and services easily from category to category (e.g. from insurance to finance) without needless backtracking. Moreover, the consumer data captured by our database enable us to provide customized advertising messages to consumers that may be based, for example, on the category of vehicle inquiries they have made.
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

     Auction-Style Trading Services. We also provide auction-style trading services through a co-branded Web site operated under a marketing relationship with eBay, which we believe will generate an increasing share of our revenue. This co-branded Web site, which is accessible through both the eBay and the AutoTrader.com Web sites, focuses on used vehicles (other than classic cars, high performance cars or antique vehicles more than 20 years old) in the consumer-to-consumer and dealer-to-consumer segments of the United States market. All transactions are facilitated through online bidding, rather than face-to-face negotiations, with buyers having access to a seller's contact information so that buyers can ask any questions they may have prior to submitting a bid. Consumers also have access to the "Personal Shopper" service, which runs and saves a consumer's favorite searches and sends consumers an e-mail notification when a new item appears on the co-branded Web site that matches the vehicle that the consumer is looking for. Over time, we plan to integrate listing and search functionality between AutoTrader.com and the co-branded Web site, providing consumers with a complete and integrated solution for buying and selling used vehicles.

     Convenient and Efficient Shopping Experience. Our Web site provides a "one-stop" shopping environment that can significantly enhance the ongoing relationship between dealers and consumers by allowing consumers to select used vehicles and obtain automotive information conveniently in the privacy of their home or office. We also create a direct connection between the consumer and the relevant dealer or private seller by providing the consumer with contact information such as an e-mail address, telephone number and map with directions. Consumers can obtain online access, at no charge, to the comprehensive, up-to-date information on our Web site that they need to make an informed purchase decision. Information about vehicle models and options, dealer costs, safety information, used vehicle values and reviews and articles from such sources as Intellichoice, New Car Test Drive, Road and Track, Car & Driver and Consumer's Digest are collected in a centralized location, providing consumers with an objective, convenient and cost-effective means to make informed purchase decisions.

     Availability of Automotive Products and Services. Traditionally, consumers have been dependent on dealers and third-party vendors for automotive products and services, such as financing, insurance, warranty, automotive parts and repair services. Our Web site offers consumers convenient access to and online connectivity with a comprehensive range of these services. Our current e-commerce partners include E-Loan, GMAC, Ford Motor Credit, Greenlight.com, Quicken Insurance, Allstate Insurance Company, CarFax.com and CarParts.com. In addition, we are expanding our aftermarket service offerings in the areas of repairs and maintenance by offering links to providers of these services within a consumer's chosen geographic area as well as third-party reviews and editorial content. We believe that providing a variety of service offerings in a single location improves a consumer's ability to make an automotive purchase and to research and purchase other automotive products and services at the same moment, enhancing a consumer's satisfaction with our service.

     Private Seller Listings. We also serve consumers by enabling them, as private sellers, to list their used vehicles for sale on our Web site at no charge or on our co-branded, auction-style Web site with eBay for a nominal fee. With both listing options, private sellers make their listings available to a large and geographically diverse number of potential buyers. In addition, private sellers benefit from the ability of both Web sites to more effectively target consumers in their geographic area than more traditional media.

  Significant Benefits to Other Industry Participants

     Vendors of Automotive Products and Services. We provide vendors of automotive products and services with access to a large and growing number of purchase-minded consumers who, in many instances, may require insurance, financing, warranties, a roadside assistance program or other automotive products and services. Consumers seeking automotive information are also often interested in, or may be specifically researching, information regarding competitive providers for their current automotive products and services. Vendors of automotive products and services can benefit from the ability of our database and software to direct their advertised products to a targeted consumer audience, which may provide them with a competitive advantage and an opportunity to increase their product sales. In many cases, we link our

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

consumers directly to the online application forms of our e-commerce partners, which enable them to capture immediate sales opportunities and customer contact information.

     National Advertisers. By utilizing the wide range of targeted marketing offerings of AutoTrader.com, national advertisers gain exposure to a targeted group of purchase-minded consumers at the moment when these consumers are directly engaged in a search for information regarding automotive products and services on our Web site. We have established national advertising accounts with some of the most prominent names in the automotive industry, which have included General Motors, Ford, DaimlerChrysler, Honda, Acura, Mazda, Toyota, Lexus, BMW, Volvo and Hertz. Automobile makers are motivated to utilize AutoTrader.com to market new vehicles, off-lease used vehicles and automobile finance services because we offer services that are lower cost and more targeted at their customer prospects than traditional mass advertising.

COMPETITIVE ADVANTAGES

  Leading Online Marketplace for Used Vehicles

     In terms of the number of dealers, private sellers and used car shoppers, our Web site is the leading used car marketplace in the United States. In February 2000, we had over 40,000 dealers listing their used vehicles on our Web site and 275,000 listings from private sellers. These dealers and private sellers, along with finance companies, typically provide us with over 1.5 million used vehicle listings, which we believe is approximately three times the number of used vehicle listings of our nearest online competitor. The number of leads to vehicle sellers generated on our Web site has increased from less than 100,000 per month in the first quarter of 1999 to more than 1 million in each of February and March of 2000.

     The steady increase in our amount of user traffic, as well as its large absolute size, gives us a competitive advantage in attracting additional used vehicle listings and advertisers. As shown below, our Web site attracted an average of nearly 4.8 million unique monthly visitors in the first quarter of 2000 (over 5 million in February 2000), which represents an increase of 392% over the first quarter of 1999.

 (CHART depicting quarter-to-quarter comparison of number of monthly visitors)

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

     The "stickiness" of consumer usage of our Web site, as measured in Web page views, has risen faster than the growth of our online audience. As shown below, monthly Web page views in the first quarter of 2000 increased 1013% over Web page views in the first quarter of 1999, a growth rate that is over twice as fast as the growth in our monthly visitors shown above. A key factor in this growth rate was the increase in the duration of the average session of our users, which increased from approximately 4 minutes in the first quarter of 1999 to approximately 9 minutes in the first quarter of 2000.

(CHART depicting quarter-to-quarter comparison of number of monthly page views)

     Another key measure of consumer usage of our Web site is monthly vehicle searches. As shown below, we recorded on average over 12 million monthly vehicle searches in the first quarter of 2000 (14 million in February 2000), an increase of 900% over the first quarter of 1999.

(CHART depicting quarter-to-quarter comparison of number of monthly vehicle searches)
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

  Well-Established and Recognized Brand

     By using the AutoTrader name, we are able to both take advantage of a highly recognized brand that Trader Publishing's AutoTrader magazines have already established and build upon this brand through our own marketing efforts and by ongoing exposure through Trader Publishing's and Manheim Auctions' marketing commitments. Unlike many new Internet companies that face a major challenge in establishing their brand name, AutoTrader is already the best known name in the automobile classifieds market in the United States. Trader Publishing's long history of printing used vehicle listings under the AutoTrader brand, its presence in over 137,000 retail locations across the United States and its exclusive commitments to promote our brand and domain names in its print magazines provide us with recognition and credibility in the used vehicle marketplace and drive large numbers of private sellers and shoppers to our Web site. In addition, Manheim Auctions' exclusive obligations to promote our brand and domain names at each of its 67 North American wholesale auto auctions give us access to the more than 60,000 dealers who visit Manheim Auctions each month. See "-- Strategic Alliances," "Certain Relationships and Related
Transactions -- Contribution-Related Agreements -- Data Contribution Agreement with Trader Publishing" and "-- Data Contribution Agreement with Manheim Auctions."

  Strategic Alliances

     We believe our strategic alliances, including our exclusive data contribution agreements with Manheim Auctions, Trader Publishing and ADP's Dealer Services Group, provide us with significant competitive advantages, which include the ability to aggregate the most comprehensive selection of used vehicles for sale in the United States. Since Trader Publishing, Manheim Auctions and ADP are the three largest aggregators of used vehicle information in the United States and each company has agreed to make AutoTrader.com its exclusive consumer-oriented Web site for vehicle inventory aggregation, we believe that we are well-positioned to maintain our lead as the largest aggregator of used vehicle classified listings in the United States.

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

                              SOURCES OF LISTINGS

                     (CHART depicting sources of listings)

     These exclusive sources of listings, and our other key strategic alliances with Internet industry leaders eBay, America Online and Kleiner Perkins Caufield & Byers, are described below.

     Trader Publishing. Through our agreement with Trader Publishing, which is the publisher of magazines containing the nation's most extensive used vehicle listings in print, Trader Publishing provides us, on an exclusive basis for Internet use, with all of the listings and vehicle images collected for publication in its AutoTrader and AutoMart magazines (except listings of specialty, collector or high performance cars or cars more than 20 years old). Trader Publishing has relationships with over 18,000 dealers and has the largest collection of private owner listings in the United States. Trader Publishing publishes over 200 automotive classified magazines with an approximate weekly circulation of 2.3 million copies distributed in more than 137,000 retail outlets. We also have an exclusive license from Trader Publishing to use the AutoTrader.com brand name on the Internet. In addition, our domain name is featured prominently on the cover and on every inside page of Trader Publishing's automotive magazines, and Trader Publishing maintains exclusive links to our Web site on its Web site. Two-thirds of our private seller listings are generated through our relationship with Trader Publishing. In February 2000, we received approximately 220,000 used vehicle listings from Trader Publishing.

     Trader Publishing is a partnership owned equally by TPI, Inc., a wholly owned subsidiary of Cox Enterprises, and LTM Company, L.P., a wholly owned subsidiary of Landmark Communications. Both TPI, Inc. and LTM Company are also stockholders of AutoTrader.com. See "Certain Relationships and Related Transactions -- Contribution-Related Agreements -- Data Contribution Agreement with Trader Publishing."

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

     Manheim Auctions. We are the only consumer-oriented, online used vehicle Web site with exclusive access to vehicle listings and images provided by Manheim Auctions, the world's largest operator of wholesale used auto auctions with 97 auction locations worldwide. In 1999, Manheim Auctions auctioned nearly 7 million vehicles at its 65 U.S. auction locations, which operate in 17 of the top 25 vehicle markets in the United States. At these auctions, manufacturers, fleet operators and automobile dealers sell used vehicles to automobile dealers who then resell them to the public. Each Manheim Auctions facility extensively promotes AutoTrader.com's services and gives purchasing dealers the opportunity to list their vehicles on AutoTrader.com free of charge. Since approximately 60% of the vehicles handled by Manheim Auctions are sold at auction, we have access to information regarding over 4 million used vehicles annually through Manheim Auctions. As part of our agreement, Manheim Auctions provides us exclusively and without charge with listings of vehicles along with associated vehicle images from the following sources:

     - vehicles sold at its 65 U.S. auctions;

     - dealers who designate vehicle listings to be sent to us through Manheim Auctions' Manheim Interactive software (which had over 12,000 dealer subscribers as of February 2000); and

     - automotive manufacturers, finance companies and other wholesale consignors for which Manheim Auctions operates Web sites.

     The ability to tap into Manheim Auctions' extensive, aggregated source of listings on an exclusive basis gives us a significant advantage over our competitors, none of whom has nearly the same number of dealer relationships as Manheim Auctions has. In February 2000, we received approximately 160,000 used vehicle listings from Manheim Auctions.

     In January 2000, Manheim agreed to acquire ADT, a division of Tyco International Ltd., for $1 billion. ADT owns 28 auto auctions in the United States. Manheim Auctions currently expects to complete this transaction, which is subject to legal and regulatory review, in 2000.

     Manheim Auctions also currently owns or operates auctions in Canada, the United Kingdom, France, Australia and New Zealand, and, if we expand our operations outside North America, Manheim Auctions has agreed to provide similar data and services in the countries in which it operates. See "Certain Relationships and Related Transactions -- Contribution-Related
Agreements -- Data Contribution Agreement with Manheim Auctions."

     ADP. We have an exclusive arrangement with ADP, a leading provider of transaction systems and data products to dealers, which automatically provides us with the data results from the weekly polling of the inventory databases of approximately 3,000 dealers. This polling data provides us with information needed for listing the unsold used vehicles in a dealer's inventory. Approximately 40% of United States franchise dealerships use ADP's software and have the option of allowing us to poll their Web sites. In February 2000, we received approximately 425,000 used vehicle listings from ADP. See "Certain Relationships and Related Transactions -- Contribution-Related
Agreements -- Data Contribution Agreement with ADP."

     eBay. On March 6, 2000, we entered into an exclusive relationship with eBay to jointly create, as part of the larger eBay Web site, a co-branded Web site dedicated to the online auction-style trading of general vehicles. This co-branded Web site, which is accessible through both the eBay and AutoTrader.com Web sites, as well as directly at www.ebay-autotrader.com, focuses on used vehicles (excluding classic cars, motorcycles, trucks and vehicles more than 20 years old) in the consumer-to-consumer and dealer-to-consumer segments of the U.S. market. Our marketing agreement with eBay provides that we will not launch or promote any other services for the dynamically-priced trading of these vehicles in the United States, nor will eBay implement any other Web site for the U.S. market for the online trading of these vehicles. See "Certain Relationships and Related Transactions -- eBay Agreements."

     Distribution Agreements. We have exclusive online distribution agreements with three America Online properties -- America Online, AOL.com and
CompuServe -- and non-exclusive agreements with

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

other Internet portals and Web sites, including Lycos.com and HotBot. Our distribution partners are valuable as they drive visitor traffic to our products and services through links to a series of co-branded Web sites created under our distribution agreements. In February 2000, our distribution partners drove approximately 1.8 million visitors to our Web sites. These co-branded Web sites mirror the appearance and function of our primary Web site, with the exception of the co-branding banner.

     Our marketing agreement with America Online, which expires in June 2001 (renewable at the option of America Online), provides that we will create, and America Online will promote and distribute, a co-branded version of our Web site on the proprietary America Online service, the AOL.com Web site and the proprietary CompuServe service. During the term of this agreement, we are the exclusive provider of used car classified listings in the "Classified Plus" sections of these three America Online properties.

     Kleiner Perkins Caufield & Byers. Kleiner Perkins Caufield & Byers is a leading private venture capital firm focusing on technology investments and, through its presence on our board of directors, provides us with strategic advice on new products, partnerships and technology developments in the Internet industry.

     Content Providers. We have agreements with leading industry content providers, including Intellichoice, New Car Test Drive, Car & Driver, Road and Track, Consumer's Digest, Car Connection and Bank Rate Monitor, that enable us to provide consumers with comprehensive automotive-related information, buying and selling advice and third-party reviews and editorial content.

STRATEGY

     Our objective is to build and maintain the preeminent online marketplace for facilitating transactions between buyers and sellers of used vehicles. We intend to accomplish our objective by pursuing the following strategic initiatives:

  Expand Our Network of Dealers and Database of Listings

     We believe that by continuing to leverage our relationships with Trader Publishing, Manheim Auctions and ADP and by increasing the size and productivity of our sales force and marketing efforts, we can increase our leading position by expanding our network of dealers and database of listings. Also, we expect that over time we will receive from the co-branded Web site that we operate with eBay a listing for each vehicle that is presented on that Web site.

  Enhance and Broaden Services, Relevant E-Commerce Offerings and Content Offerings

     We intend to leverage our brand name and online infrastructure by expanding the range of services that we provide to consumers, dealers and other third-party vendors. We anticipate offering additional products and services such as expanded advertising and promotional opportunities, additional forms of enhanced listings, additional dealer Web site services, additional finance, insurance and aftermarket services and inspection and certification services. We also plan to enhance and expand the selection criteria of our customer-driven search tools by allowing searches that include desired vehicle trim levels, options and colors to pinpoint even more effectively the used vehicle of the consumer's choice. In addition, we intend to provide dealers and manufacturers with additional services and data on general consumer preference and behavior information derived from our database of consumer searches and leads.

     We work with leading automotive content providers, such as Intellichoice, New Car Test Drive, Car & Driver, Road and Track and Consumer's Digest, to provide consumers with product reviews and editorials, expert advice and comparisons and other information. We intend to further integrate these content offerings with our search and purchase functions by deploying new enhanced versions of our Web site thereby further establishing ourselves as a comprehensive, independent destination for automotive information and encouraging repeat user visits. Additionally, we intend to broaden the resources available to consumers by developing relationships with other leading automotive content providers.

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

  Increase Brand Awareness and Consumer Traffic

     We believe that building consumer and dealer awareness of the AutoTrader.com brand and the products and services that we offer is critical to our effort to build on our position as the leading Internet marketplace destination for used vehicle buying and selling and obtaining information regarding automotive products and services. In January 2000, we launched a year-long, multi-million dollar, national branding and advertising campaign consisting of broadcast and cable television, radio, print, online and trade advertisements. Prior to that time, we focused our consumer marketing efforts primarily on online advertising with selected high traffic Internet portals and Web sites. Our strategy is to further increase our brand awareness and Web site traffic through continued advertising efforts encompassing both online and traditional advertising methods.

  Leverage Our Business Model

     Our business model revolves around facilitating the interaction between buyers and sellers of used vehicles and other automotive-related products and services. By combining an expansion of consumer traffic to our Web site with an expansion of the size and information content of our listing database, we expect to continue to experience rapid growth in the generation of leads for sellers and other industry participants. Unlike many of our competitors, we have developed a scalable business model characterized by multiple revenue streams, a significant portion of which are recurring in nature:

     - subscription and advertising fees from dealer services;

     - revenue from facilitating automotive e-commerce transactions (such as financing, insurance, warranties and aftermarket products);

     - fees from our online used vehicle, auction-style trading services provided by the co-branded Web site operated with eBay; and

     - fees from national advertising programs, promotions and services.

     Our extensive network of dealers gives us a scalable model for providing multiple products to dealers and increasing dealer revenues. As of February 2000, we had approximately 2,100 dealer customers to whom we were billing over 3,000 products. As we introduce new dealer services, we anticipate that the incremental costs will be minimal because we will be marketing these new offerings to an installed base of dealers who are already utilizing our services. Although our revenue is currently derived principally from dealer fees, we also intend to continue building our e-commerce revenue streams with expanded e-commerce offerings and increasing our national and regional advertising revenue streams by adding new national and regional advertising services and accounts.

SERVICES TO DEALERS

     We currently offer the following services to dealers on our Web site:

     Listing and Advertising. We provide dealers with an effective, efficient and accessible online Web site on which to list their used vehicles and advertise their dealerships. Our Web site offers the following services:

     Listings Allow a dealer to list used vehicles on our database at no cost and to list used vehicles on our action-style co-branded Web site operated with eBay for a nominal fee

     Enhanced Listings       Upgrade listings on our Web site with such
                             enhancements as bold letters and color backgrounds for a fee

     Banner Advertisements   Display prominent banners on our Web site, which
                             are targetable by geography and vehicle make and which advertise a dealer and provide a link to the dealer's Web site

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

     Dealer Tiles            Display a small advertisement next to each vehicle
                             listing promoting the dealer

     Site Links              Provide a direct hyperlink from our Web site to a
                             dealer's Web site

     Web Services. On a monthly subscription basis, we provide dealers with the following Web site-related services:

     inTouch Provides high-end, highly customized Web sites for the franchised dealership group, including multiple links and multiple methods of consumer contacts, as well as a featured specials page

     inSite Provides professionally designed high end Web sites for dealers that may be accessed directly from our Web site

     inView Provides a Web page containing all of the dealer's listings that are available on our Web site, which is linked to the dealer's individual listings

     Other Services. We provide all our listing dealers with the following additional services:

     Tracking Reports        Provide monthly activity reports listing the number
                             of vehicles by dealer listed on our Web site, the number of times a dealer's listings are presented on a search results page and the number of leads sent to a dealer

     Ad Manager              Allows dealers access to our database to add and
                             revise listings 24 hours a day, seven days a week

     Web Manager             Allows dealers access to their Web site for
                             revisions 24 hours a day, seven days a week

SERVICES TO CONSUMERS

     We offer consumers a "one-stop" shopping Web site with all of the information and tools a consumer needs to cover each step of the used vehicle shopping or selling process.

     Vehicle Search, Selection and Listing. We make the vehicle search, selection and listing process easy by providing a searchable database of vehicle listings, a user-friendly online used vehicle listing form and access to an auction-style Web site and a new vehicle Web site. More specifically, we provide consumers with the following services:

     Searchable Used
     Vehicle Listings        Search our listings database by make, model, year,
                             price and geographic location and obtain contact information such as e-mail addresses, telephone numbers and maps with directions

     "Sell a Car" Service    List a used vehicle on our Web site at no cost by
                             completing our online order form and simultaneously submit a listing for publication in a print magazine published by Trader Publishing (subject to any fees required by Trader Publishing)

     Access to Vehicle
     Auction-Style
     Trading Service         List a used vehicle or purchase a used vehicle on
                             our co-branded auction-style Web site operated with eBay for a nominal fee

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

     Vehicle Histories       Perform a "lemon check" to find out a particular
                             vehicle's ownership and maintenance history by accessing CarFax.com's database of vehicle histories

     New Vehicle
     Information             Access new vehicle information and purchase a new
                             vehicle online through Greenlight.com, our new vehicle partner

     Product Information and Consumer Tools. We help consumers select the right vehicle for them based upon their individual preferences, price parameters and financial condition. We also provide consumers with expert reviews and advice relating to the automotive market. More specifically, we provide consumers with the following services:

     Decision Guide          Complete a simple "Custom Search"
                             question-and-answer form in our interactive decision guide to find out which vehicle best fits the consumer's desires, needs and budget

     Vehicle Reviews and
     Comparisons             Review automotive content materials from such
                             leading content providers as IntelliChoice, New Car
                             Test Drive, Car & Driver, Road and Track and
                             Consumer's Digest to find vehicle reviews and buying and selling tips

     Pricing Guides          Obtain used vehicle pricing information to learn
                             what price the consumer should pay for a used vehicle or what price the consumer should ask for his or her used vehicle

     Affordability
     Calculator              Calculate the amount that the consumer can
                             reasonably borrow based upon his or her financial condition

SERVICES TO OTHER INDUSTRY PARTICIPANTS

     We currently offer other industry participants the following services on our Web site:

     E-Commerce. We provide finance companies, insurance companies, manufacturers and other vendors of automotive products and services the ability to reach purchase-minded consumers on our Web site in order to capture sales opportunities for which we receive commissions and advertising fees. More specifically, we provide the following services:

     Financing               Offer financing products and information. For
                             example, E-Loan currently offers discount financing, Ford Motor Credit and GMAC currently offer financing for Ford and GM vehicles and bankrate.com offers current loan rates

     Insurance               Offer insurance product and information. For
                             example, Quicken Insurance offers instant, personalized insurance quotes and rate comparisons from over 50 top-rated companies; Allstate provides access to an agent in the consumer's area who can answer the consumer's insurance questions and GE
                             Auto Insurance provides direct insurance quotes

     Warranty Offer warranty products and information. For example, DriveItToday.com provides online quotes and purchasing for extended warranty products.

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

     Aftermarket Goods and
     Services Offer aftermarket goods and services. For example, Carparts.com, the largest online retailer of automotive parts and accessories provides online access to its parts inventory.

     Advertising. We provide national and regional industry participants with an effective, efficient and accessible Web site on which to promote their products and services. Our Web site offers the following advertising alternatives:

     Banner Advertisements   Display prominent banners on our Web site, which
                             are targetable by geography and vehicle year, make and model and provide a link to the advertiser's
                             Web site

     Home Page Tiles         Allow an advertiser to target Web site users as
                             they enter the first page of our Web site and provide a link to the advertiser's Web site

     Search Results Tiles    Locate three tiles on our most highly visited page,
                             which are targetable by geography and vehicle year, make and model and provide a link to the advertiser's Web site

     New Car Tile            Locate tiles at the end of the new vehicle
                             information area to target qualified new vehicle shoppers

     Integrated Marketing. Our Web site offers the following integrated marketing alternatives:

     Site Integration        Allows for placement in the content areas of the
                             Web site

     Sponsorship             Allows an advertiser to display its brand name and
                             link to its Web site

     Deep Link               Allows a consumer to be sent from a vehicle on our
                             Web site to the exact same vehicle on a partner's
                             Web site

     E-mail Allows a marketer to communicate with consumers who have agreed to receive marketing messages

SALES AND MARKETING

     Our sales and marketing strategy includes the following key points:

  Increase the Size and Impact of our Sales Force

     Our sales strategy is to sell our services directly through our locally deployed sales professionals. As of February 29, 2000, we employed 153 full-time, dedicated sales representatives located in 76 markets in the United States. The number of sales representatives that we have deployed has increased dramatically during the second half of 1999, and we intend to continue increasing our sales force as we gain further insight into the optimal level of sales coverage across the country. Our sales force is organized into 15 districts, each operating under a district manager who reports to one of six regional directors who in turn reports directly to our vice president of dealer sales. We have developed a tightly focused sales training and incentive program designed to ensure that our sales representatives present consistent sales messages and employ professional sales techniques. Each region also has an inhouse telemarketing team focused on supporting our outside sales representatives.

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  Leverage Our Relationship with Manheim Auctions

     We intend to leverage our relationship with Manheim Auctions to strengthen our dealer and national accounts sales efforts. Manheim Auctions prominently promotes our services through trade advertising, signage and collateral materials and its Manheim Interactive software and allows us to sell our services directly to dealers within its auction facilities. Furthermore, Manheim Auctions has a technology sales booth at each of its auctions that promotes and sells our services. Lastly, Manheim Auctions assists us in making proposals to national accounts such as automobile manufacturers and rental companies who consign vehicles at its auctions.

  Build Brand Name and Increase Consumer Traffic Through Advertising

     We launched a year-long, multi-million dollar, national branding and advertising campaign in January 2000, with the primary marketing goal of winning widespread recognition of our position as the leading online used vehicle marketplace in the United States. Our nationwide campaign debuted in January 2000 with our television commercial airing during this year's Super Bowl. After our Super Bowl exposure, our visitor traffic as measured in monthly visitors in February and March has risen by 37% over January traffic, page views have increased by 63% and vehicle searches by 80%. In addition, our branding and advertising campaign is supplemented by the promotion of our brand name and Web site by Manheim Auctions at its wholesale auto auctions and Trader Publishing in its automotive magazines. See "Certain Relationships and Related
Transactions -- Contribution-Related Agreements -- Data Contribution Agreement with Manheim Auctions" and "-- Data Contribution Agreement with Trader Publishing."

CUSTOMER SERVICE

     We are dedicated to providing quality customer service to the dealers who list their vehicles on our Web site. Our 25 customer service employees staff a telephone helpline that provides technical and Web support services, including how to create listings and how to develop and manage a dealer's individual Web site. Our proprietary software tools, Ad Manager and Web Manager, provide dealers with secure, password-protected access to their listings 24 hours a day, seven days a week. By using this software, dealers can make their own listing changes and have these changes posted on our Web site generally within a few hours. In addition, we provide dealers with monthly reports, which show dealers how many times their listings were viewed and how many leads their listings have generated. We also provide interactive training for dealers through TargetLive.com, the leading operator of online distance learning applications dedicated to the automotive industry. This service is available 24 hours a day, seven days a week and is designed to help dealers grow and maximize their online business potential.

     We are also dedicated to providing quality customer service to private sellers who list their vehicles on our Web site. We also provide online customer service via e-mail to our private sellers.

     Our focus on effective customer service extends to our strategic alliances with Manheim Auctions, ADP and eBay. We provide selected Manheim Auctions employees with ongoing training programs to assist them in effectively supporting the sale of our services to dealers. We also provide selected ADP employees with periodic training programs on our dealer marketing plans and practices as those plans and practices relate to ADP's inventory polling services. In addition, we provide customer service to dealers interested in listing vehicles on the co-branded auction-style Web site we operate with eBay.

TECHNOLOGY

     We believe that we have built a robust, scalable user interface and transaction processing system that is designed around industry standard architectures and internally developed proprietary software. Our system maintains operational data records regarding dealers, used vehicle listings and leads generated by our listings and e-commerce partners. Our system also handles other aspects of the used vehicle shopping process, including providing dealer contact information and submitting insurance, warranty and finance inquiries, as well as other inquiries and information, to various vendors.

     Our system has the capability to provide dealers, advertisers and vendors with online access to information relevant to their business. For example, dealers can access AutoTrader.com's extranet (Dealers.autotrader.com) to manage their used car inventory by adding, modifying or updating their listings, as well as uploading pictures of used cars.

     Our Web site applications use a multi-tiered architecture with proven technology such as Java and server-side dynamic content generation. This allows us to provide customized features for our customers with limited dependence on different user browser technologies. Our technology choices allow us to re-use key software components to reduce our time to market.

     Our operations provide Web site services 24 hours a day, seven days a week with occasional short interruptions due to maintenance or system problems, such as power failures or router failures. We have two Web site hosting operations for redundancy and load distribution, one located in Sunnyvale, California and the other located in Atlanta, Georgia. Both of these hosting facilities are state-of-the-art with multiple redundancies for power and network components. Additionally, at each facility, our systems have redundant units such as multiple Web servers and databases. The system architecture has been built with standard industry components such as Oracle8i databases, Sun Solaris systems and Cisco switches. Our internal network is designed with redundant paths to provide fault-tolerance, and our Web sites are protected by Cisco Pix firewalls.

     The AutoTrader.com infrastructure is also modular and scalable. Component pieces can be easily added as our load increases over time. Each of our two Web site hosting operations can handle 100% of our user traffic in the event that one of our Web site hosting operations experiences a complete failure. As of February 2000, the system has the capacity to service expected traffic levels over the next year. To provide faster access to our consumers, each user who accesses www.autotrader.com is routed to the Web site hosting facility that is "closest" to them in terms of network response.

     We incurred $1.8 million and $4.6 million in capital expenditures in 1998 and 1999, respectively. We anticipate that we will continue to incur capital expenditures in this range in the future as we add system capacity and new features and functionality to our Web site.

COMPETITION

     Each of our used vehicle listing services, automotive products and services and content offerings competes against a variety of Internet and offline providers. Barriers to entry on the Internet are relatively low; however, no other Web site currently offers our unique blend of extensive used vehicle listings, automotive products and services and relevant content offerings. We could face significant competition in the future from new Web sites that offer the same emphasis on used vehicle listings and services and existing Web sites that introduce competing services, including the NADA, which recently announced its intention to launch an automotive Web site.

  Automotive Advertising Media

     Our used vehicle listing services compete against a number of Web sites that offer both new and used vehicle listings and a number of Web sites posting electronic classified ads. We also compete with traditional media companies such as newspapers (which list used vehicles in print classified advertisements and online databases), print magazines specializing in used vehicle listings and television and radio stations. Many of these traditional media competitors either alone or as part of a consortium have established or have announced plans to establish online sites incorporating their classified listings.

  Automotive Products and Services

     Our automotive e-commerce service offerings compete against a variety of Internet and offline automotive companies. There are a number of Web sites that offer automotive products and services, some of which have substantial used vehicle listings and shopping information. We also face competition indirectly from traditional offline stores that offer automotive products and services similar to those found on our Web site.

  Content Offerings

     Our content offerings compete with both Internet and offline content providers. There are a number of Web sites that provide similar content. In addition, print content providers such as magazines, books and newspapers also provide similar content. Through our agreements with industry content leaders such as Intellichoice, New Car Test Drive, Car & Driver, Road and Track and Consumer's Digest, we already have access to a significant number of vehicle-specific publications.

     We believe that the principal competitive factors in attracting dealers, private sellers, automotive vendors and advertisers include:

     - the volume of our Web site's consumer traffic;

     - awareness of our brand and dealer loyalty;

     - the demographics of our consumers; and

     - the cost effectiveness of advertising on our Web site, including the ability to target advertising to specific audiences.

     We believe that the principal competitive factors in attracting consumers to our Web site are:

     - breadth and depth of used vehicle listings;

     - brand awareness and loyalty;

     - ease of use;

     - Web site functionality, responsiveness and information;

     - a positive vehicle shopping experience for the consumer; and

     - quality of content, other service offerings and customer service.

INTELLECTUAL PROPERTY, PROPRIETARY RIGHTS AND LICENSES

     We regard substantial elements of our Web site and underlying technology as proprietary and attempt to protect them by relying on trademark, service mark and trade secret laws, restrictions on disclosure and transferring title and other methods. We also generally enter into confidentiality agreements with our employees and consultants and with third parties in connection with our license agreements. These confidentiality agreements generally seek to control access to, and distribution of, our technology, documentation and other proprietary information. Despite these precautions, it may be possible for a third party to copy or otherwise obtain and use our proprietary information without authorization or to develop similar technology independently.

     We license our trademark and domain names through a license agreement with Trader Publishing. If this license agreement terminates and we are required to change our name and adopt a new trademark, we would incur significant expenses related to marketing a replacement trademark and domain name, and such a change would likely have a materially adverse effect on our business. Further, even if the mark is available, effective trademark, service mark and trade secret protection may not be available in every country in which our services are distributed or made available through the Internet in the future, and policing unauthorized use of our proprietary information may be difficult or expensive. See "Certain Relationships and Related Transactions -- Contribution-Related Agreements -- License Agreement with Trader Publishing."

     Legal standards relating to the validity, enforceability and scope of protection of certain proprietary rights in Internet-related businesses are uncertain and still evolving, and we can give no assurance regarding the future viability or value of any of our proprietary rights. We also cannot assure you that the steps that we have taken will prevent misappropriation or infringement of our proprietary information, which could have a material adverse effect on our business, results of operations and financial condition.

     Litigation may be necessary in the future to enforce our intellectual property rights, to protect our trade secrets or trademarks or to determine the validity and scope of the proprietary rights of others. Such litigation might result in substantial costs and diversion of resources and management attention. Furthermore, our business activities may be alleged to infringe upon the proprietary rights of others, and other parties may assert infringement claims against us, including claims that arise from directly or indirectly providing hyperlink text links to Web sites operated by third parties. Moreover, from time to time, we may be subject to claims of alleged infringement by us or our dealers of the trademarks, service marks and other intellectual property rights of third parties. Such claims and any resultant litigation, should it occur, might subject us to significant liability for damages, might result in invalidation of our proprietary rights and, even if not meritorious, could result in substantial costs and diversion of resources and management attention and have a material adverse effect on our business, results of operations and financial condition.

     In 1996, our licensor, Trader Publishing, and its licensor, TPI Holdings, were sued in United States District Court for the Southern District of Indiana, by a company then called The Trader Enterprises, Inc. The action related to the use of the TRADER trademark and variations thereon (including AUTOTRADER) for print publications whose content consisted primarily of advertisements. The litigation was settled in April 1999, but the settlement did not address the use of variations of the TRADER mark on the Internet. We do not believe that our use of the mark AUTOTRADER.COM violates the trademark rights of any third party, but we cannot give any assurance that any such claims will not be made and, if made, will not be successful.

     We currently license from third parties certain technologies and information incorporated into our Web site. As we continue to introduce new services that incorporate new technologies and information, we may be required to license additional technology and information from others. We cannot assure you that these third-party technology and information licenses will continue to be available to us on commercially reasonable terms, if at all. Additionally, we cannot assure you that the third parties from which we currently license our technology and information will be able to defend their proprietary rights successfully against claims of infringement. Any failure to obtain any of these technology and information licenses could result in delays or reductions in the introduction of new features, functions or services. It could also adversely affect the performance of our existing services until equivalent technology or information can be identified, obtained and integrated.

PRIVACY POLICY

     We believe that issues relating to privacy and use of personal information relating to Internet users are becoming increasingly important as the Internet and its commercial use increase. We have adopted a privacy policy concerning how we use information about our consumer visitors and the extent to which others may have access to this information, and we are a member of the TRUSTe third-party oversight seal program, which monitors our Web site and imposes certain data use disclosure practices. We do not sell or rent any personally identifiable information about our consumer visitors to any third party, although we may consider doing so in the future. We do use information about our consumer visitors for internal purposes in order to improve marketing and promotional efforts, to analyze Web site usage statistically and to improve content, product offerings and Web site layout.

EMPLOYEES

     As of February 29, 2000, we had 252 employees, including 159 in sales and marketing, 40 in product development and technology, 38 in dealer services and 15 in general and administration. We consider our relations with our employees to be satisfactory. We have never had a work stoppage, and no employees are represented under collective bargaining agreements.

FACILITIES

     Our principal administrative, marketing and product development facilities are located in approximately 43,000 square feet of office space in Atlanta, Georgia. The lease for this space expires on

August 31, 2006. We also lease approximately 2,665 square feet of office space in Placentia, California, 2,625 square feet of office space in Irving, Texas, 5,378 square feet of office space in Elmhurst, Illinois and 2,508 square feet of office space in Chesapeake, Virginia. These leases expire on February 1, 2003, January 1, 2003, December 31, 2002 and November 20, 2004, respectively. We believe that this space will be adequate to meet our needs for the foreseeable future.

LEGAL PROCEEDINGS

     We are not currently involved in any material legal proceedings.

                                   MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS

     The following table sets forth certain information regarding our directors and executive officers:

NAME                       AGE*                          POSITION
----                       ----                          --------
Victor A. Perry, III.....   46    President, Chief Executive Officer and Director
James T. McKnight........   48    Executive Vice President and Chief Operating Officer
William N. Templeton.....   44    Vice President and Chief Financial Officer
Bradley K. Mohs..........   38    Senior Vice President and Chief Technology Officer
James C. Kennedy.........   52    Director
G. Dennis Berry..........   55    Director
Darryll M. Ceccoli.......   53    Director
David E. Easterly........   57    Director
Dean H. Eisner...........   43    Director
Robert C. O'Leary........   61    Director
Allan Stejskal...........   41    Director
Richard F. Barry, III....   57    Director
Joseph Lacob.............   44    Director

---------------

* As of April 1, 2000

     Victor ("Chip") A. Perry, III has served as our President and Chief Executive Officer since August 1997 and as one of our directors since August 1999. Prior to joining AutoTrader.com, Mr. Perry was Vice President of Corporate Development for the Times Mirror Company from December 1995 to July 1997 and Vice President of New Business Development for The Los Angeles Times from February 1992 to November 1995.

     James T. McKnight has served as our Executive Vice President and Chief Operating Officer since April 1999. Prior to joining AutoTrader.com, Mr. McKnight was Vice President of Development for Manheim Auctions from October 1998 to March 1999. He joined Cox Enterprises in 1983 as manager of telecommunications and subsequently held a series of positions, including President of Optical Data Corporation, a developer of visual educational learning systems used in elementary education, from 1995 to 1998 and President of InfoVentures, a joint venture between Cox Newspapers and BellSouth Advertising & Publishing, from 1994 to 1995.

     William N. Templeton has served as our Vice President and Chief Financial Officer since January 2000. Prior to joining AutoTrader.com, Mr. Templeton served as Vice President of Development for Cox Broadcasting, Inc. from January 1996 to December 1999, except from February 1998 to March 1999 when he was the Vice President of Finance and Administration for Telecom Towers, LLC, an affiliate of Cox Enterprises. Mr. Templeton joined Cox Enterprises in 1980 and has served in a variety of financial management and business development positions.

     Bradley K. Mohs has served as our Senior Vice President and Chief Technology Officer since April 2000. Prior to joining AutoTrader.com, Mr. Mohs was Regional Technology Director for CSC Consulting Group in Falls Church, Virginia from 1995 to March 2000. From 1986 to 1995, Mr. Mohs was employed by IBM US in positions of increasing responsibility culminating in Director of Marketing and Services Information Systems.

     James C. Kennedy has served as one of our directors since August 1999. In 1972, Mr. Kennedy joined Cox Enterprises where he has served as the Chairman of the Board of Directors and Chief Executive Officer since January 1988. Mr. Kennedy also currently serves as the Chairman of the Board of Directors of Cox Communications, Inc. Mr. Kennedy is also a director of Cox Radio, Inc., a majority-owned subsidiary of Cox Enterprises, and Flagler Systems, Inc. He is an advisory director of Chase Bank of Texas, N.A.

     David E. Easterly has served as one of our directors since August 1999. Since 1994, Mr. Easterly has served as President and Chief Operating Officer and as a director of Cox Enterprises. Mr. Easterly also serves as a director of Cox Communications, Cox Radio, MP3.com, the Associated Press and Mutual Insurance Company, Ltd.

     G. Dennis Berry has served as one of our directors since August 1999. In 1995, Mr. Berry joined Manheim Auctions, where he has served as President and Chief Executive Officer. From 1992 to October 1995, he was Publisher of The Atlanta Journal-Constitution, a subsidiary of Cox Enterprises.

     Darryll M. Ceccoli has served as one of our directors since August 1999. In 1975, Mr. Ceccoli joined Manheim Auctions, where he has served as the Chief Operating Officer since October 1995.

     Dean H. Eisner has served as one of our directors since August 1999. In 1992, Mr. Eisner joined Cox Enterprises, where he has served as Vice President of Business Development and Planning since 1995. Mr. Eisner also serves as a director of American Tower Corporation and Agora-Gazeta, SP z 0.0., a Polish stock exchange listed company in which Cox Enterprises has a minority interest.

     Robert C. O'Leary has served as one of our directors since March 2000. In 1982, Mr. O'Leary joined Cox Enterprises, where he has served as Executive Vice President and Chief Financial Officer and as a director since 1999. Mr. O'Leary also serves as a director of Cox Communications and the Georgia Chapter of the National Multiple Sclerosis Society.

     Allan Stejskal has served as one of our directors since August 1999. Since 1997, Mr. Stejskal has been Vice President e-Business of ADP Dealer Services. From 1995 to 1997, Mr. Stejskal served as Vice President and General Manager of ADP's Wholesale Distribution Services.

     Richard F. Barry, III has served as one of our directors since August 1999. In 1973, Mr. Barry joined Landmark Communications, where he has served as Vice Chairman since 1991. He also serves as a director of Landmark Communications, The Weather Channel, Trader Publishing Company and various other corporations in which Landmark Communications has an interest.

     Joseph Lacob has served as one of our directors since August 1999. Mr. Lacob is a partner with Kleiner Perkins Caufield and Byers, a venture capital firm that he joined in 1987. Mr. Lacob also serves as a director of Greenlight.com.

AUDIT COMMITTEE

     We do not presently have an audit committee. Prior to the consummation of this offering, we will establish an audit committee to comply with applicable SEC and Nasdaq Stock Market rules, which require that the audit committee consist solely of at least three independent directors. The audit committee will:

     - approve the selection of the independent auditors;

     - review the scope and results of the annual audit;

     - approve the services to be performed by the independent auditors;

     - review the performance and fees of the independent auditors;

     - review the independence of the auditors;

     - review the adequacy of the system of internal accounting controls;

     - review the scope and results of internal auditing procedures; and

     - review affiliate and related party transactions, if any.

COMPENSATION COMMITTEE

     We established a compensation committee in October 1999. The compensation committee currently consists of David E. Easterly and G. Dennis Berry. Prior to the consummation of this offering, we will replace the current members of the compensation committee with at least two independent directors. The compensation committee:

     - adopts and oversees the administration of compensation plans for executive officers and senior management;

     - determines awards granted to executive officers under these plans;

     - approves the Chief Executive Officer's compensation; and

     - reviews the reasonableness of this compensation.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     David E. Easterly and G. Dennis Berry were the only two members of our compensation committee during the last completed fiscal year. Mr. Easterly is the President and Chief Operating Officer of Cox Enterprises, which provided certain management services to us during 1999 (see "Certain Relationships and Related Transactions -- Transactions with Cox Enterprises, Inc."). Mr. Berry is the President and Chief Executive Officer of Manheim Auctions, which is a wholly owned subsidiary of Cox Enterprises. Prior to the consummation of this offering, we will replace our current compensation committee members, Mr. Easterly and Mr. Berry, with at least two independent directors.

DIRECTOR COMPENSATION

     Our non-independent directors do not currently receive any cash compensation for service on the board of directors or any board committee but they may be reimbursed for certain expenses in connection with attendance at board and committee meetings. After the restructuring of our compensation committee is complete, our independent directors will be eligible to participate in our Equity Incentive Plan for Non-Employee Directors.

EXECUTIVE COMPENSATION

     The following table sets forth certain information for the year ended December 31, 1999, concerning the compensation earned by or awarded to our Chief Executive Officer and our other most highly compensated executive officers whose combined salary and bonus exceeded $100,000 during 1999 and who were executive officers as of December 31, 1999 (the "named executive officers"). There was only one executive officer other than the Chief Executive Officer who met the above criteria. Furthermore, two additional individuals are included in the table who were not serving as named executive officers as of December 31, 1999, but would have satisfied the criteria above had they been employed at year-end.

                           SUMMARY COMPENSATION TABLE

                                                    ANNUAL COMPENSATION     SECURITIES
                                                    --------------------    UNDERLYING       ALL OTHER
            NAME               PRINCIPAL POSITION    SALARY      BONUS       OPTIONS      COMPENSATION(1)
            ----               ------------------   --------    --------   ------------   ---------------
Victor A. Perry, III........  President and Chief   $235,000    $117,500     200,000          $6,000
                              Executive Officer
James T. McKnight...........  Executive Vice         153,750(2)  143,500     160,000           2,848(3)
                              President and Chief
                              Operating Officer
Andrew Drake(4).............  Vice President of      144,375(5)   50,625      30,000           1,856(6)
                              Business Development
Thomas L. Schilling(7)......  Chief Financial        135,872(8)       --      60,000(9)           --
                              Officer and Vice
                              President of Finance
                              and Administration

---------------

(1) Reflects amounts contributed pursuant to the Cox Enterprises, Inc. Savings and Investment Plan (the "401(k) Plan") and the Cox Enterprises, Inc. Executive Savings Plus Restoration Plan (the "401(k) Restoration Plan").

(2) Reflects salary earned for 1999 as of Mr. McKnight's hire date of April 1, 1999.

(3) Reflects amounts contributed pursuant to the 401(k) Plan and the 401(k) Restoration Plan from Mr. McKnight's hire date of April 1, 1999.

(4) Mr. Drake is included as an additional officer for whom disclosure would have been required had he been employed as of December 31, 1999. Mr. Drake is now employed by Cox Enterprises and continues to pursue business development opportunities that may benefit AutoTrader.com.

(5) Reflects salary earned from January 1, 1999 through November 15, 1999, Mr. Drake's transition date from AutoTrader.com to Cox Enterprises.

(6) Reflects amount contributed pursuant to the 401(k) Plan through November 15, 1999, Mr. Drake's transition date from AutoTrader.com to Cox Enterprises.

(7) Mr. Schilling is included as an additional officer for whom disclosure would have been required had he been employed as of December 31, 1999.

(8) Reflects salary earned from January 1, 1999 through December 10, 1999, Mr. Schilling's termination date with AutoTrader.com.

(9) Mr. Schilling forfeited his rights to the options as of December 10, 1999, Mr. Schilling's termination date with AutoTrader.com. Mr. Schilling's successor as Vice President and Chief Financial Officer, William N. Templeton, was granted options to purchase 60,000 shares of Class A common stock.

  Long-Term Incentives

     To date, we have provided long-term incentives to the named executive officers through awards under the AutoTrader.com 1999 Long-Term Incentive Plan. The 1999 Long-Term Incentive Plan provided for various forms of equity-based compensation including options, appreciation rights, restricted unit awards and other unit-based awards. The value of the awards issued under the 1999 Long-Term Incentive Plan was determined by reference to the appreciation in value of AutoTrader.com. A committee designated by the managers administered the 1999 Long-Term Incentive Plan and had the discretion to determine the type of awards that were granted, when, if and to whom awards were granted, the number of units covered by each award and the terms and conditions of each award. This committee delegated to a management committee the administration of grants to eligible individuals.

     The following table discloses for the named executive officers information regarding options granted under the 1999 Long-Term Incentive Plan during the fiscal year ended December 31, 1999:

                               OPTION/UAR GRANTS

                                                                                              POTENTIAL REALIZABLE VALUE
                                                                                                AT ASSUMED ANNUAL RATES
                                                                                                    OF STOCK PRICE
                              NO. OF SECURITIES   PERCENT OF TOTAL                              APPRECIATION FOR OPTION
                                 UNDERLYING         OPTIONS/UARS     EXERCISE                           TERM(4)
                                OPTIONS/UARS          GRANTED        PRICE PER   EXPIRATION   ---------------------------
            NAME                 GRANTED(1)          IN 1999(2)        UNIT       DATE(3)         5%             10%
            ----              -----------------   ----------------   ---------   ----------   -----------   -------------
Victor A. Perry, III........       200,000             10.29%          $5.38     10/19/2009    $676,691      $1,714,867
James T. McKnight...........       160,000              8.23            5.38     10/19/2009     541,352       1,371,894
Andrew Drake................        30,000              1.54            5.38     10/19/2009     101,504         257,230
Thomas L. Schilling.........        60,000(5)           3.09            5.38     10/19/2009     203,007         514,460

---------------

(1) At the time of the initial public offering 25% of the options will vest. The remaining options will vest in equal increments over the remaining months in the four-year period from the grant date.

(2) Certain of our employees were awarded unit appreciation rights that provide for payment of benefits in the form of cash. We expect to convert such awards into options to purchase our Class A common stock immediately prior to the consummation of the initial public offering. In addition, certain other employees of Cox Enterprises and other investors in AutoTrader.com and their subsidiaries have been awarded either options or unit appreciation rights under the 1999 Long-Term Incentive Plan.

(3) The date listed refers to the expiration date of the options assuming that our initial public offering is consummated on or before December 31, 2004.

(4) The dollar amounts under the columns are the 5% and 10% rates of appreciation prescribed by the SEC. The 5% and 10% rates of appreciation would result in per share prices of $8.7635 and $13.9543, respectively. We express no opinion regarding whether this level of appreciation will be realized and expressly disclaim any representation to that effect.

(5) Mr. Schilling's options were cancelled as of December 10, 1999, Mr. Schilling's termination date with AutoTrader.com.

     The following table sets forth information related to the number and value of options held at December 31, 1999 by the named executive officers:

                           YEAR-END OPTION/UAR VALUES

                                                          NUMBER OF SECURITIES
                                                         UNDERLYING UNEXERCISED           VALUE OF UNEXERCISED
                                                             OPTIONS/UARS AT           IN-THE-MONEY OPTIONS/UARS
                                SHARES                      DECEMBER 31, 1999             AT DECEMBER 31, 1999
                               ACQUIRED      VALUE     ---------------------------   ------------------------------
            NAME              ON EXERCISE   REALIZED   EXERCISABLE   UNEXERCISABLE   EXERCISABLE   UNEXERCISABLE(1)
            ----              -----------   --------   -----------   -------------   -----------   ----------------
Victor A. Perry, III........      --          $ --          --          200,000         $ --           $
James T. McKnight...........      --            --          --          160,000           --
Andrew Drake................      --            --          --           30,000           --
Thomas L. Schilling.........      --            --          --               --(2)        --                 --

---------------

(1) The unexercisable value represents the value of the unexercisable shares multiplied by the difference between the December 31, 1999 value of
    AutoTrader.com ($     /share) and the exercise price of the 1999 options
    ($5.38/share).

(2) Mr. Schilling was granted an option to purchase 60,000 units on October 19, 1999, but his options were cancelled as of December 10, 1999, Mr. Schilling's termination date with AutoTrader.com.

2000 LONG-TERM INCENTIVE PLAN

     Prior to the consummation of this offering, we will adopt the AutoTrader.com 2000 Long-Term Incentive Plan, which will be effective as of the Reorganization. Awards under the AutoTrader.com 1999 Long-Term Incentive Plan will convert to awards under the AutoTrader.com 2000 Long-Term Incentive Plan. The 2000 Long-Term Incentive Plan will provide for the issuance of stock appreciation rights, incentive stock options, non-qualified stock options, restricted stock awards and other stock-based awards to certain employees, consultants and independent contractors of AutoTrader.com and its subsidiaries. Under the 2000 Long-Term Incentive Plan, 3,300,000 shares of Class A common stock will be reserved for issuance. The 2000 Long-Term Incentive Plan will provide that the number of shares available under the 2000 Long-Term Incentive Plan may be adjusted in the event of a recapitalization, reorganization, merger, consolidation, spin-off, combination, repurchase, share exchange or other similar corporate transaction or event affecting the Class A common stock. Shares subject to an option that expires, is terminated or canceled or that is repurchased by us will be available for future grants under the 2000 Long-Term Incentive Plan.

     Administration. The 2000 Long-Term Incentive Plan will be administered by the compensation committee of the board of directors. The committee will have the discretion to determine which eligible individuals will receive awards, the time or times when such awards will be made, the number of shares to be covered by the awards, the exercise date and price of the awards, whether the options should be incentive stock options or non-qualified stock options and the terms and conditions of the awards. The compensation committee will be able to delegate to a management committee the approval and administration of awards to individuals who are not insiders under Section 16 of the Securities Exchange Act of 1934.

     Stock Options -- Incentive Stock Options and Nonqualified Stock
Options. Under the 2000 Long-Term Incentive Plan, the committee will have the discretion to grant incentive stock options qualifying for special tax treatment under Section 422 of the Internal Revenue Code as well as nonqualified stock options. The 2000 Long-Term Incentive Plan will provide that the exercise price of any incentive stock option may not be less than the fair market value of the Class A common stock on the date the option is granted, provided the exercise price of any incentive stock option awarded to any person who owns stock possessing more than 10% of the total combined voting power of all of our classes of stock shall be not less than 110% of the fair market value of a share of Class A common stock on the date the option is granted. Only employees will be eligible to receive incentive stock options, and the fair market value of the Class A common stock, determined at the time an incentive stock option is granted, for which the incentive stock
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option will become first exercisable in any one calendar year may not exceed
$100,000. Payment of the option price will be made in cash, by delivery of shares of Class A common stock equivalent in value to the option price or by some other method approved by the committee.

     Restricted Stock Awards. Under the 2000 Long-Term Incentive Plan, the committee will have the discretion to grant awards of restricted stock, which will be subject to certain transfer restrictions and/or risk of forfeiture as determined by the committee in its sole discretion. Except as specifically set forth in the restricted stock award agreement, the participant will have all rights and privileges of a stockholder as to his or her restricted stock, including the rights to vote and to receive dividends. A participant will not be required to make any payment for shares of Class A common stock issued under a restricted stock award, except to the extent required by law or the committee.

     Other Stock-Based Awards. The committee will also be authorized under the 2000 Long-Term Incentive Plan to grant to participants other awards that are valued in whole or in part by reference to shares of Class A common stock. The committee will have the discretion to issue such awards purely as a bonus and not subject to any restrictions and conditions. The committee shall determine the terms of such awards, which may include performance criteria.

     Assignment of Interest/Non-Transferability. Awards under the 2000 Long-Term Incentive Plan generally will not be assignable or transferable except by the laws of descent and distribution; provided, that a participant may designate a beneficiary or beneficiaries to exercise the rights of the participant and to receive any distribution with respect to an award upon the participant's death.

     Amendment or Termination of Plan/Award. The board of directors will be able to amend, alter, suspend, discontinue or terminate the long-term incentive plan at any time without the consent of the shareholders, provided that no such amendment, alteration, suspension, discontinuation or termination of the long-term incentive plan may impair the rights of the participants without such participants' consent. The committee will be able to waive any conditions or rights under, or amend, alter, suspend, discontinue or terminate any award or award agreement; provided, that, no such amendment, alteration, suspension, discontinuation or termination of any award may impair the rights of the participants without such participants' consent.

2000 EMPLOYEE STOCK PURCHASE PLAN

     Prior to the consummation of this offering, we will adopt the AutoTrader.com 2000 Employee Stock Purchase Plan, which will be effective as of the consummation of this offering. The stock purchase plan will be administered by a committee appointed by the board of directors. The board of directors will reserve and authorize for issuance under the stock purchase plan 175,000 shares of Class A common stock. We intend to register the shares reserved under the stock purchase plan with the SEC.

     All individuals who have been employed by us as of a specified grant date and who customarily work at least 20 hours per week will be eligible to participate in the stock purchase plan, except an employee who, immediately after the grant date, would own 5% or more of the total combined voting power or value of all classes of our stock. Each eligible employee will be given an opportunity to purchase a number of shares of Class A common stock equal to a dollar amount not to exceed $13,000. The price of the shares offered to employees under the stock purchase plan will be the lesser of 85% of the fair market value of the Class A common stock on the grant date or 90% of the fair market value of the Class A common stock on the exercise date. Payment of an eligible employee's subscription amount will be made through payroll deductions, and an employee's participation in the stock purchase plan is contingent on the employee providing us with written authorization to withhold from his or her pay an amount to be applied toward the purchase of shares of Class A common stock. Employees who terminate employment prior to the end of the offering period will have the option of a cash refund of deducted money or the purchase of shares of Class A common stock using the purchase price equal to 85% of the fair market value of the Class A common stock on the grant date. An eligible employee is deemed to have exercised his or her right to purchase shares under the stock purchase plan as of the exercise date.

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     Generally, the employee will not recognize taxable income, and we will not be entitled to an income tax deduction, on the grant or exercise of an option issued under the stock purchase plan. If the employee sells the shares acquired upon exercise of his or her option at least one year after the date he or she exercised the option and at least two years after the date the option was granted to him or her, then the employee will recognize ordinary income equal to the difference between the fair market value of the Class A common stock as of the date of grant and the exercise price. Any additional appreciation realized on the sale of the Class A common stock will be treated as a capital gain. We will be entitled to an income tax deduction corresponding to the amount of ordinary income recognized by the employee. If the employee sells the shares acquired upon the exercise of his or her option at any time within:

     - one year after the date of exercise of the option; or

     - two years after the date the option was granted, then the employee will recognize ordinary income in an amount equal to the excess, if any, of:

          (a) the lesser of the sale price or the fair market value on the date of exercise, over

          (b) the exercise price of the option.

     The stock purchase plan will provide that it generally may be amended or terminated by the board of directors at any time; however, no such amendment or termination of the stock purchase plan may materially adversely affect any previously issued option without the affected participant's written consent.

EQUITY INCENTIVE PLAN FOR NON-EMPLOYEE DIRECTORS

     Prior to the consummation of this offering, we will adopt the AutoTrader.com, Inc. Equity Incentive Plan for Non-Employee Directors, which will be effective as of the consummation of this offering. The equity incentive plan will provide for the issuance of stock appreciation rights, non-qualified stock options, restricted stock awards and other stock-based awards to certain individuals on the board of directors who are not employees of AutoTrader.com. The board of directors will reserve and authorize for issuance under the equity incentive plan 125,000 shares of Class A common stock. The number of shares that will be available under the equity incentive plan may be adjusted in the event of a recapitalization, reorganization, merger, consolidation, spin-off, combination, repurchase, share exchange or other similar corporate transaction or event affecting the Class A common stock. We intend to register the shares reserved under the equity incentive plan with the SEC.

     The equity incentive plan will be administered by a committee appointed by the board of directors. The committee will have the discretion to determine which eligible individuals will receive awards, the time or times when such awards will be made, the number of shares to be covered by the awards, the exercise date and price of the awards and the terms and conditions of the awards.

     Awards that will be granted under the equity incentive plan generally will not be assignable or transferable except by the laws of descent and distribution; provided that a participant may designate a beneficiary or beneficiaries to exercise the rights of the participant and to receive any distribution with respect to an award upon the participant's death.

     The equity incentive plan will provide that it may be amended, altered, suspended, discontinued or terminated by the board of directors at any time without the consent of the participants or the stockholders, provided that no such amendment, alteration, suspension, discontinuation or termination of the equity incentive plan may impair the rights of the participants without the participants' consent. The committee will be able to waive any conditions or rights under, or amend, alter, suspend, discontinue or terminate any award or award agreement; provided that no such amendment, alteration, suspension, discontinuation or termination of any award may impair the rights of any participant without the participant's consent.

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                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

     The following is a description of transactions occurring since we were formed in 1997 to which we have been a party, in which the amount involved exceeds $60,000 and in which any director, executive officer or holder of more than 5% of our capital stock had or will have a direct or indirect material interest, other than compensation arrangements which are described under "Management." In addition, certain other material agreements are described.

     Following the consummation of this offering, our related parties will have the following equity interests:

    (CHART depicting equity ownership in AutoTrader.com of related parties)

CONTRIBUTION-RELATED AGREEMENTS

     Each of the agreements listed below was entered into on August 20, 1999 in connection with a recapitalization transaction.

  Umbrella Contribution Agreement

     We entered into an umbrella contribution agreement with Trader Publishing, Manheim Auctions, ADP, TPI, Inc. and LTM Company. Under this umbrella contribution agreement, Trader Publishing agreed to contribute to us certain assets related to its online automotive listing business and to enter into a license agreement related to our use of certain names, service marks, trademarks and domain names. In exchange for these contributions, we granted to each of TPI, Inc. and LTM Company 3,542,000 shares of Class A common stock, with an aggregate appraised value of approximately $43.3 million. The umbrella contribution agreement also provided that we would contemporaneously enter into the following agreements:

     - a data contribution agreement with Trader Publishing;

     - a license agreement with Trader Publishing;

     - a data contribution agreement with Manheim Auctions;

     - a data contribution agreement with ADP;

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     - a share purchase agreement with ATC Holdings;

     - a share purchase agreement with KPCB Holdings;

     - an amended and restated limited liability company agreement; and

     - a registration rights agreement.

  Data Contribution Agreement with Trader Publishing

     As contemplated by the umbrella contribution agreement, we entered into a data contribution agreement with Trader Publishing under which it agreed to contribute data to us that has been published in its print magazines throughout the term of the agreement. In addition, both parties agreed to provide each other various promotional services and agreed to certain non-compete provisions.

     Trader Publishing contributed to us certain assets related to its automotive online listing business, including the following:

     - all existing data related to automobiles in its databases (other than data related to specialty cars, antique/collectors' cars, high performance cars or cars more than 20 years old);

     - contracts between Trader Publishing and dealers related to the provision of Web site development, hosting and maintenance services; and

     - existing Web sites related to its online automotive listing business.

     Trader Publishing has agreed to contribute to us, on an exclusive basis, automotive data related to the automotive listings in its print magazines within 24 hours of the publication and distribution of the magazines containing such listings. Data related to specialty cars, antique/collectors' cars, high performance cars or cars more than 20 years old is not included in such obligation. Trader Publishing has also agreed to host a Web page that is accessible within the www.traderonline.com Web site on which private sellers can list their used vehicles on our Web site and simultaneously have their listing sent to a Trader Publishing print magazine.

     Under this agreement, we and Trader Publishing have agreed to provide each other with various promotional services. Trader Publishing features our domain name on the cover and on every inside page of each of its automotive magazines (other than its AutoMart magazines, which promote www.automart.com, which in turn promotes AutoTrader.com), maintains links to our Web site on its www.traderonline.com Web site and reserves certain advertising space at no charge to us in its automotive magazines for our advertisements. In consideration of these promotional services, we promote Trader Publishing on our Web site at no charge by displaying the brand of the Trader Publishing automotive magazine that generates each transferred listing, reserving general advertising space for Trader Publishing products and maintaining links to Trader Publishing Web sites. The agreement contemplates additional barter relationships between the parties for advertising opportunities.

     Trader Publishing has agreed it will not engage in certain competitive activities including:

     - maintaining a consumer-oriented Web site containing automotive data (other than on an incidental basis as related to Trader Publishing's general solicitation of specialty, antique/collector or high performance cars);

     - providing vehicle data published in any of its automotive magazines to any other person for display to consumers on the World Wide Web;

     - accepting advertising in any of Trader Publishing's automotive magazines related to competing products offered by certain of our competitors; and

     - reselling data received from us without our prior consent.

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     We provide Trader Publishing with electronic access to our database
(including data from Manheim Auctions and Trader Publishing) and have given Trader Publishing a non-exclusive license to use the data for its print listings and certain other purposes.

     We are restricted from engaging in certain activities that are competitive with Trader Publishing, including:

     - reselling or redistributing the data received from Trader Publishing without its consent;

     - accepting advertising for products or services that compete with Trader Publishing; and

     - competing with Trader Publishing in the publication of certain data such as for specialty, antique/ collector or high performance cars or for motorcycles, large trucks, recreational vehicles and related equipment.

     The stated term of the agreement is ten years; however, it may be terminated by Trader Publishing by written notice to us at any time if our data contribution agreement with Manheim Auctions is terminated. See "-- Data Contribution Agreement with Manheim Auctions." The agreement may also be terminated by either party due to an uncured material breach by the other party. There is an automatic renewal of the agreement for successive ten-year periods, unless one party provides the other party with at least one year's notice of its intention not to renew the agreement prior to the end of the then-current term.

  License Agreement with Trader Publishing

     As contemplated by the umbrella contribution agreement, we entered into a license agreement with Trader Publishing under which it granted us the exclusive right and license to use the following marks and domain names in connection with our business:

     - the AUTOTRADER, AUTOTRADER ONLINE and AUTOTRADER.COM trademarks, service marks and names; and

     - the www.autotrader.com, www.automart.com and other domain names which include the elements AUTOTRADER and AUTOMART.

Under the license agreement, we agreed to use www.autotrader.com as our principal mark and principal domain name. Trader Publishing retains the right to use AUTOTRADER, AUTOTRADER ONLINE and AUTOMART in connection with its print publications. Trader Publishing's right to license these marks and domain names to us is pursuant to a license agreement with TPI Holdings, dated March 31, 1991.

     Our license, which is fully paid, terminates on December 31, 2049. If, however, our data contribution agreement with Trader Publishing is terminated for any reason other than termination of the data contribution agreement with Manheim Auctions or its nonrenewal by Trader Publishing, the license will terminate. In addition, either party may terminate the license agreement in the event of an uncured material breach of the terms of the agreement. Further, our license will terminate if Trader Publishing's license agreement with TPI Holdings, which is fully paid, is terminated. TPI Holdings has the right to terminate its license agreement if Trader Publishing fails to substantially maintain the quality of the licensed marks over a significant period of time.

     We cannot transfer our rights under the license agreement to any party without Trader Publishing's consent, except that we can assign the rights in whole to any person that acquires all or substantially all of our assets and assumes our obligations under the license agreement and the Trader Publishing data contribution agreement.

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  Data Contribution Agreement with Manheim Auctions

     As contemplated by the umbrella contribution agreement, we entered into a data contribution agreement with Manheim Auctions under which it agreed to contribute certain automotive information to us throughout the term of the agreement. Under the data contribution agreement, Manheim Auctions provides to us, on an exclusive basis, specific data, including a digital photo image, on each vehicle that:

     - passes through its North American auctions;

     - is designated by North American dealers to be sent to us through Manheim Auctions' Manheim Interactive software (which had over 12,000 dealer subscribers as of February 2000); or

     - is designated to be sent to us by automotive manufacturers, finance companies and other wholesale consigners for which Manheim Auctions operates Web sites.

     The agreement also requires Manheim Auctions, at its own expense, to prominently promote AutoTrader.com at its North American auctions, to train technology managers and selected employees on how to effectively sell our products to dealers and to include AutoTrader.com in the trade advertising and marketing programs that are otherwise run by Manheim Auctions in the ordinary course of business. At our request, Manheim Auctions will also provide us space within its booths at trade shows and will provide administrative and technical support at reasonable rates agreed to by Manheim Auctions and AutoTrader.com.

     We have agreed to use commercially reasonable efforts to post the data provided by Manheim Auctions to our Web site. Manheim Auctions also agreed not to maintain a consumer-oriented Web site containing the data it transfers to us or to provide such data to our competitors.

     If we decide to expand our operations outside North America, the agreement provides that Manheim Auctions will provide similar data and promotional services in the areas in which Manheim Auctions operates its wholesale auto auctions.

     The stated term of this agreement is ten years; however, Manheim Auctions has the right to terminate this agreement at any time after August 2004 if its voting interest in AutoTrader.com falls below 50% (other than as a result of the conversion by Manheim Auctions of its Class B common stock to shares of Class A common stock) by providing us at least six months' prior written notice. Due to the 10-to-1 supervoting power of Manheim Auction's Class B common stock, its economic interest would need to decrease significantly following the consummation of this offering to below 5% before it could terminate its agreement with AutoTrader.com. Either party may also terminate due to an uncured material breach of the agreement. Neither party may assign its rights and obligations under the agreement without the prior written consent of the non-assigning party, except in certain circumstances constituting a change of control.

  Data Contribution Agreement with ADP

     As contemplated in the umbrella contribution agreement, we entered into a data contribution agreement with ADP under which it agreed to provide polling information and marketing support to us in exchange for access to our database of vehicle information and our promotional support. Under the agreement, ADP exclusively provides to us inventory polling services for the used vehicle inventory databases of its more than 8,000 U.S. dealer clients and other dealers who consent to be polled, although ADP may provide polling services to other non-aggregator Web sites in limited circumstances. Each dealer who elects to receive this service is polled on at least a weekly basis, with all new data and a digital photo image of each vehicle provided to us on a daily basis. We retain the right to provide our own inventory polling services in limited circumstances.

     We pay ADP a fee for each successful polling of a dealer and a fee for the initial setup of each new dealership, which may be adjusted pursuant to an adjustment mechanism set forth in the agreement. From August 1999 through March 31, 2000, we have paid $302,200 in fees to ADP.

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  Share Purchase Agreement for ATC Holdings

     As contemplated in the umbrella contribution agreement, we entered into a share purchase agreement with Manheim Auctions, ADP and ATC Holdings under which we issued ATC Holdings 3,167,993 shares of Class A common stock in exchange for $19,378,881.

  Share Purchase Agreement for KPCB Holdings

     As contemplated in the umbrella contribution agreement, we entered into a share purchase agreement with Manheim Auctions, ADP and KPCB Holdings under which we issued KPCB Holdings 1,980,006 shares of Class A common stock in exchange for $12,111,801.

     KPCB Holdings also acquired 264,006 shares of Class A common stock from TPI, Inc. for nominal consideration.

  Amended and Restated Limited Liability Company Agreement

     As contemplated by the umbrella contribution agreement, Manheim Auctions, ADP, TPI, Inc., LTM Company, ATC Holdings and KPCB Holdings entered into an amended and restated limited liability company agreement. Concurrently with the consummation of this offering, however, the amended and restated limited liability company agreement will be replaced by the charter and bylaws as described in "Description of Capital Stock -- General."

  Registration Rights Agreement

     In connection with the above transactions, the parties entered into a registration rights agreement. For a description of this agreement, see "Description of Capital Stock -- Registration Rights."

EBAY AGREEMENTS

     Each of the agreements listed below was entered into on March 6, 2000.

  Marketing Agreement and Marketing Services Agreement

     We entered into an exclusive marketing agreement and a marketing services agreement with eBay to jointly create, as part of the larger eBay Web site, a co-branded Web site dedicated to the online auction-style trading of vehicles. This co-branded Web site, which is accessible through both the eBay and AutoTrader.com Web sites, as well as directly at www.ebay-autotrader.com, focuses on used vehicles (excluding classic cars, motorcycles, trucks, and vehicles more than 20 years old) in the consumer-to-consumer and dealer-to-consumer segments of the U.S. market.

     Our marketing agreement with eBay provides that we will not launch or promote any other services for the dynamically-priced trading of these general vehicles in the United States, nor will eBay implement any other Web site or Web pages for the U.S. market for the online trading of these vehicles. Furthermore, eBay may not launch or promote any wholesale automotive auctions for these vehicles on behalf of itself or any third party, though the co-branded Web site may facilitate auctions of institutional or other vehicles so long as the buyers are not required to be licensed dealers.

     The marketing agreement also requires each of eBay and AutoTrader.com to spend a minimum of $7 million in 2000 with third parties to advertise and promote the co-branded Web site. We are also required to pay eBay a promotional fee of a minimum of $32.5 million over the three and a half year term of the agreement, and eBay is obligated to spend an additional $22 million with third parties during the remaining term of the agreement to promote the co-branded Web site.

     eBay has agreed in the marketing services agreement to pay AutoTrader.com a commission of 50% of gross revenues received by eBay for advertising, listing and success fees and fees for related automotive services (such as financing, insurance and shipping services) that are offered through the co-branded Web site.
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     The initial term of each of these agreements expires on August 6, 2002, and each agreement will renew automatically for additional one-year terms unless it is terminated for an uncured material breach, so long as neither party has given the other notice of its intent to terminate the agreement 90 days prior to the time it would otherwise renew. The agreements also provide for a cross termination -- if one agreement is terminated, the other agreement is automatically terminated.

  Share Purchase Agreement

     We entered into a share purchase agreement with eBay under which we issued eBay 1,173,876 shares of Class A common stock in exchange for $9,237,000. In a related agreement, we granted eBay registration rights under the terms of the already existing registration rights agreement. See "Description of Capital Stock -- Registration Rights."

STOCKHOLDERS' AGREEMENT

     Manheim Auctions, ADP, TPI, Inc., LTM Company, ATC Holdings and Kleiner Perkins Caufield & Byers have agreed to enter into a stockholders' agreement immediately prior to the consummation of this offering. The agreement will provide for the election of ten members of our board of directors. The stockholders who are party to our stockholders' agreement will agree that after the consummation of this offering they will vote their shares together to elect:

     - seven nominees selected by Manheim Auctions;

     - one nominee selected jointly by LTM Company and ATC Holdings;

     - one nominee selected by ADP; and

     - one nominee selected by Kleiner Perkins Caufield & Byers.

     The obligation of the stockholders who are party to the stockholders' agreement to vote for the nominees of Manheim Auctions, LTM Company, ATC Holdings and Kleiner Perkins Caufield & Byers to our board of directors will terminate if at any time their respective percentage of our economic interest is below 5%. Since ADP's ownership of our common stock is already below the level at which the other parties to the stockholders' agreement would be obligated to vote for the ADP nominee, after the closing of the offering there will be no obligation of the stockholders who are party to the stockholders' agreement to vote for ADP's nominee to the board of directors.

TRANSACTIONS WITH COX ENTERPRISES, INC.

     Cox Enterprises provides certain management services to us, including legal, corporate secretarial, tax, cash management, internal audit, risk management, benefits administration, business development and other support services. Prior to August 20, 1999, we participated in Cox Enterprises' cash management system, whereby our bank sent daily notification of our checks presented for payment, and Cox Enterprises transferred funds from other sources to cover our checks presented for payment. Effective August 20, 1999, we began maintaining our own cash accounts. Outstanding amounts due from Cox Enterprises carried interest equal to Cox Enterprises' commercial paper borrowing rate, and outstanding amounts due to Cox Enterprises carried interest at 40 basis points above Cox Enterprises' commercial paper borrowing rate. We were allocated expenses for the period from October 1, 1997 to December 31, 1997 and the years ended December 31, 1998 and 1999 of approximately $5,625, $325,712 and $396,278, respectively, related to the services and office facilities provided. Allocated expenses are based on Cox Enterprises' estimate of expenses relative to the services provided to us in relation to those provided to other divisions of Cox Enterprises. Office facilities expense is allocated based on occupied space. Management believes that these allocations were made on a reasonable basis. However, the allocations are not necessarily indicative of the level of expenses that might have been incurred had we contracted directly with third parties. Management has not made a study or any attempt to obtain quotes from third parties to determine what the cost of obtaining such services from third parties would have been. These fees and expenses are subject to change in future periods.
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WEB ADVERTISING AND PROMOTION AGREEMENT

     On January 18, 2000, we entered into a Web advertising and promotion agreement with Greenlight.com, a Web site specializing in new vehicle sales and approximately 38% of whose common stock is owned by Kleiner Perkins Caufield & Byers. Under this agreement, we have agreed to exclusively promote Greenlight.com as our new vehicle partner through a phasing-in of certain advertising, listing, marketing and linking services. Our current monthly compensation is approximately $35,000. The term of this agreement is twelve months from the date of completion of the service phase-in, with automatic one-month extensions unless a two-month termination notice is given.

COX ENTERPRISES, INC. RESTRICTED UNIT AWARD PLAN

     Certain employees of Cox Enterprises were awarded equity-based interests in AutoTrader.com under the Cox Enterprises, Inc. Restricted Unit Award Plan in recognition of their contributions to the development of AutoTrader.com. Awards under this plan were made using units held by TPI, Inc., a wholly owned subsidiary of Cox Enterprises, and are subject to certain restrictions pertaining to transferability.

COX ENTERPRISES, INC. UNIT APPRECIATION PLAN

     Certain of our executive officers participated in Cox Enterprises Unit Appreciation Plan which provides for payment of benefits in the form of shares of Cox Enterprises common stock, cash or both. Immediately following the consummation of this offering, our employees will no longer receive any further awards under this program, and it is expected that the executive officers who have participated in the plan will elect to exchange their rights under the plan for restricted shares of our Class A common stock equal in value to the value of the awards that they had in the plan at the time of this offering. The AutoTrader.com restricted stock will be subject to the terms and conditions of the 2000 Long-Term Incentive Plan.

POLICY REGARDING AFFILIATE TRANSACTIONS

     We believe that the foregoing transactions were in our best interest and were made on terms no less favorable to us than could have been obtained from unaffiliated third parties. All future transactions between us and any of our officers, directors or principal stockholders will be:

     - approved by our audit committee; and

     - consistent with Delaware General Corporation Law.

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                             PRINCIPAL STOCKHOLDERS

     The following table contains information about the beneficial ownership of our common stock after the consummation of this offering for:

     - each person who beneficially owns more than 5% of our common stock;

     - each of our directors;

     - each of our executive officers listed in the Summary Compensation Table under "Management"; and

     - all directors and executive officers as a group.

     Unless otherwise indicated, the address for each person or entity named below is c/o AutoTrader.com, Inc., 5775 Peachtree Dunwoody Road, Suite A-200, Atlanta, Georgia 30342.

     Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. Except as indicated by footnote, and subject to community property laws where applicable, the persons named in the table below have sole voting and investment power with respect to all of the shares of common stock shown as beneficially owned by them. Shares of Class B common stock are convertible into shares of Class A common stock on a one-for-one basis at any time at the holder's option. For purposes of this table, information as to the shares of common stock is calculated based on 26,154,248 shares of Class A common stock and 21,201,482 shares of Class B common stock outstanding after the offering. In accordance with the rules of the SEC each beneficial owner's percentage ownership assumes the exercise or conversion of all options, warrants and other convertible securities held by such person and that are exercisable or convertible 60 days after the date of this prospectus.

     The table assumes no exercise of the underwriters' over-allotment option. If the underwriters' over-allotment option is exercised in full, we will sell up to an aggregate of 975,000 additional shares of our Class A common stock, and up to 48,330,730 shares of common stock will be outstanding after the completion of this offering.

                                                                          COMMON STOCK
                                          ----------------------------------------------------------------------------
                                          SHARES OF CLASS A      SHARES OF CLASS B       PERCENT OF       PERCENT OF
                                          BENEFICIALLY OWNED    BENEFICIALLY OWNED         TOTAL            TOTAL
                                            AFTER OFFERING        AFTER OFFERING          ECONOMIC          VOTING
                                          ------------------   ---------------------      INTEREST          POWER
NAME OF BENEFICIAL OWNER                   NUMBER    PERCENT     NUMBER      PERCENT   AFTER OFFERING   AFTER OFFERING
------------------------                  --------   -------   -----------   -------   --------------   --------------
Victor A. Perry, III(1).................    50,000     *                --     --          *                *
James T. McKnight(2)....................    40,000     *                --     --          *                *
Andrew Drake(3).........................    30,000     *                --     --          *                *
Thomas L. Schilling(4)..................        --     --               --     --         --               --
James C. Kennedy(5).....................   359,144     1.37%            --     --          *                *
G. Dennis Berry(6)......................    60,000     *                --     --          *                *
Darryll M. Ceccoli(7)...................    20,000     *                --     --          *                *
David E. Easterly(8)....................   206,986     *                --     --          *                *
Dean H. Eisner(9).......................    14,964     *                --     --          *                *
Robert O'Leary(10)......................    44,893     *                --     --          *                *
Allan Stejskal(11)......................    10,000     *                --     --          *                *
Richard F. Barry, III(12)...............        --     --               --     --         --               --
Joseph Lacob(13)........................        --     --               --     --         --               --
William N. Templeton(14)................    15,000     *                --     --          *                *
Bradley K. Mohs (15)....................    18,750     *                --     --          *                *
Manheim ATC, Inc.(16)...................                        20,132,722   94.96 %       42.51%           84.53%
TPI, Inc.(17)...........................  4,208,141   16.09             --     --           8.89             1.77
LTM Company, L.P.(18)...................  5,300,371   20.27             --     --          11.19             2.23
ATC Holdings, Inc.(19)..................  4,740,694   18.13             --     --          10.01             1.99
KPCB Holdings, Inc.(20).................  3,358,018   12.84             --     --           7.09             1.41
All directors and officers as a group
  (15 persons)..........................   850,911     3.25             --     --           1.80            *

---------------

   * Less than 1%

 (1) Includes 50,000 shares of Class A common stock Mr. Perry has the right to acquire pursuant to outstanding options exercisable within 60 days which vest upon the consummation of this offering.

 (2) Includes 40,000 shares of Class A common stock Mr. McKnight has the right to acquire pursuant to outstanding options exercisable within 60 days which vest upon the consummation of this offering.

 (3) Includes 30,000 shares of Class A common stock Mr. Drake has the right to acquire pursuant to outstanding options exercisable within 60 days which vest upon the consummation of this offering. Mr. Drake resigned from AutoTrader.com on November 15, 1999.

 (4) Mr. Schilling resigned from AutoTrader.com on December 10, 1999.

 (5) Mr. Kennedy is the Chairman of the Board of Directors and Chief Executive Officer of Cox Enterprises. Cox Enterprises' beneficial ownership of Manheim ATC and TPI, Inc. is described in footnotes 16 and 17 below. Mr. Kennedy owns of record no shares of the common stock of Cox Enterprises. Sarah K. Kennedy, Mr. Kennedy's wife and trustee of the Kennedy Trusts, exercises beneficial ownership over an aggregate of 22,140 shares of the common stock of Cox Enterprises. In addition, Barbara Cox Anthony and Anne Cox Chambers, the mother and aunt, respectively, of Mr. Kennedy, together exercise sole or shared beneficial ownership over 598,135,870 shares of the common stock of Cox Enterprises. Also, Mr. Kennedy's children are the beneficiaries of a trust, of which R. Dale Hughes is the sole trustee, that beneficially owns 16,155 shares. Mr. Kennedy disclaims beneficial ownership of all such shares. Mr. Kennedy's business address is c/o Cox Enterprises, Inc., 1400 Lake Hearn Drive, N.E., Atlanta, Georgia 30319.

 (6) Includes 60,000 shares of Class A common stock Mr. Berry has the right to acquire pursuant to outstanding options exercisable within 60 days which vest upon the consummation of this offering. Mr. Berry's business address is c/o Manheim Auctions, Inc., 1400 Lake Hearn Drive, N.E., Atlanta, Georgia 30319.

 (7) Includes 20,000 shares of Class A common stock Mr. Ceccoli has the right to acquire pursuant to outstanding options exercisable within 60 days which vest upon the consummation of this offering. Mr. Ceccoli's business address is c/o Manheim Auctions, Inc., 1400 Lake Hearn Drive, N.E., Atlanta, Georgia 30319.

 (8) Mr. Easterly's business address is c/o Cox Enterprises, Inc., 1400 Lake Hearn Drive, N.E., Atlanta, Georgia 30319.

 (9) Mr. Eisner's business address is c/o Cox Enterprises, Inc., 1400 Lake Hearn Drive, N.E., Atlanta, Georgia 30319.

(10) Mr. O'Leary's business address is c/o Cox Enterprises, Inc., 1400 Lake Hearn Drive, N.E., Atlanta, Georgia 30319.

(11) Includes 10,000 shares of Class A common stock Mr. Stejskal has the right to acquire pursuant to outstanding options exercisable within 60 days which vest upon the consummation of this offering. Mr. Stejskal's business address is c/o ADP Dealer Services, 1950 Hassell Road, Hoffman Estates, Illinois 60195.

(12) Mr. Barry's business address is c/o Landmark Communications, Inc., 150 W. Brambleton Avenue, Norfolk, Virginia 23510.

(13) Mr. Lacob's business address is c/o Kleiner Perkins Caufield & Byers, 2750 Sand Hill Road, Menlo Park, California 94111.

(14) Includes 15,000 shares of Class A common stock Mr. Templeton has the right to acquire pursuant to outstanding options exercisable within 60 days which vest upon the consummation of this offering.

(15) Includes 18,750 shares of Class A common stock Mr. Mohs has the right to acquire pursuant to outstanding options exercisable within 60 days which vest upon the consummation of this offering.

(16) Cox Enterprises owns 100% of the outstanding capital stock of Manheim ATC. There are 607,343,044 shares of common stock of Cox Enterprises outstanding, with respect to which (i) Barbara Cox Anthony, as trustee of the Anne Cox Chambers Atlanta Trust, exercises beneficial ownership over 174,949,266 shares (28.8%); (ii) Anne Cox Chambers, as trustee of the Barbara Cox Anthony Atlanta Trust, exercises beneficial ownership over 174,949,266 shares (28.8%); (iii) Barbara Cox Anthony, Anne Cox Chambers and Richard L. Braunstein, as trustees of the Dayton Cox Trust A, exercise beneficial ownership over 248,237,055 shares (40.9%); and (iv) 262 individuals and other trusts exercise beneficial ownership over the remaining 9,207,457 shares (1.5%), including 43,734 shares held beneficially and of record by Garner Anthony, the husband of Barbara Cox Anthony. Barbara Cox Anthony disclaims beneficial ownership of such shares. Thus, Barbara Cox Anthony and Anne Cox Chambers, who are sisters, together exercise sole or shared beneficial ownership over 598,135,587 shares (98.5%) of the common stock of Cox Enterprises. Barbara Cox Anthony and Anne Cox Chambers are the mother and aunt, respectively, of James C. Kennedy, the Chairman of the Board of Directors and Chief Executive Officer of Cox Enterprises. Mr. Kennedy is also one of our directors. Manheim ATC's address is c/o Manheim Auctions, Inc. 1400 Lake Hearn Drive, N.E., Atlanta, Georgia 30319.

(17) Cox Enterprises owns 100% of the outstanding capital stock of TPI, Inc. The beneficial ownership of the outstanding capital stock of Cox Enterprises is described in footnote 16 above. TPI, Inc.'s address is c/o Cox Enterprises, 1400 Lake Hearn Drive, N.E., Atlanta, Georgia 30319.

(18) LTM Company's address is c/o Landmark Communications, Inc., 150 W. Brambleton Avenue, Norfolk, Virginia 23510.

(19) ATC Holdings' address is c/o Landmark Communications, Inc., 150 W. Brambleton Avenue, Norfolk, Virginia 23510.

(20) KPCB Holding's address is c/o Kleiner Perkins Caufield & Byers, 2750 Sand Hill Road, Menlo Park, California 94111.

                          DESCRIPTION OF CAPITAL STOCK

GENERAL

     Concurrently with the consummation of this offering, we will complete the Reorganization in which AutoTrader.com, LLC will merge into AutoTrader.com, Inc., a newly formed, wholly owned subsidiary of AutoTrader.com, LLC, with AutoTrader.com, Inc. remaining as the surviving entity. Holders of membership units in AutoTrader.com, LLC will exchange all of their units for Class A and Class B common stock of AutoTrader.com, Inc. on a one-for-one basis.

     Upon completion of the offering, our authorized capital stock will consist of:

     - 100,000,000 shares of Class A common stock;

     - 100,000,000 shares of Class B common stock; and

     - 5,000,000 shares of preferred stock.

     Upon completion of the offering, our issued and outstanding capital stock will consist of:

     - 26,154,248 shares of Class A common stock;

     - 21,201,482 shares of Class B common stock; and

     - no shares of preferred stock.

COMMON STOCK

     Except with respect to voting and convertibility, shares of Class A common stock and shares of Class B common stock are identical in all respects.

     Voting. Class A common stockholders are entitled to one vote per share, while Class B common stockholders are entitled to ten votes per share. The Class A common stockholders and the Class B common stockholders vote together as a single class on all actions, except that the affirmative vote of the holders of a majority of the outstanding shares of Class A common stock and Class B common stock voting separately as a class is required:

     - to approve any amendment to our certificate of incorporation that would alter or change the powers, preferences or special rights of such class in a way that adversely affects the holders of such class; and

     - to approve such other matters as may require a class vote under the Delaware General Corporation Law.

     Dividends and Other Distributions. Each share of common stock is equal in respect of dividends and other distributions in cash, stock or property, including distributions upon AutoTrader.com's liquidation or a sale of all of substantially all of AutoTrader.com's assets. However, in the case of dividends or other distributions payable on either class of common stock in shares of such stock, including distributions pursuant to stock splits or dividends, only Class A common stock will be distributed with respect to outstanding Class A common stock, and only Class B common stock will be distributed with respect to outstanding Class B common stock. Neither the Class A common stock nor the Class B common stock will be split, divided or combined unless each other class is proportionately split, divided or combined.

     We currently intend to retain any future earnings for use in developing and operating our business. Accordingly, we do not expect to pay cash dividends on the Class A common stock in the foreseeable future.

     Convertibility of Class B Common Stock into Class A Common Stock. Manheim Auctions, through its wholly owned subsidiary Manheim ATC, and ADP hold all of the shares of Class B common stock currently outstanding. Shares of Class B common stock are convertible at any time, or from time to time, at the Class B stockholder's option, into Class A common stock on a share-for-share basis. Shares of Class B common stock will be converted automatically into shares of Class A common stock on a share-for-share basis if Manheim Auctions or ADP transfers its shares of Class B common stock to an entity which is not an affiliate of Manheim Auctions or ADP.

     Liquidation, Dissolution or Winding Up. In the event of any liquidation, dissolution or winding up of AutoTrader.com, whether voluntary or not, the Class A common stockholders and the Class B common stockholders shall be entitled to share, ratably, according to their respective interests, in AutoTrader.com's assets which remain after payment or provision for payment of our debts and other liabilities and the preferential amounts due to the holders of any stock ranking prior to the common stock in the distribution of assets.

PREFERRED STOCK

     Our certificate of incorporation authorizes us to issue "blank check" preferred stock with such designations, powers and preferences and other rights and qualifications, limitations and restrictions as our board of directors may authorize, without further action by our stockholders, including, but not limited to:

     - the distinctive designation of each series and the number of shares that will constitute the series;

     - the voting rights, if any, of shares of the series;

     - the dividend rate on the shares of the series, any restriction, limitation or condition upon the payment of dividends, whether dividends will be cumulative and the dates on which dividends are payable;

     - the prices at which, and the terms and conditions on which, the shares of the series may be redeemed, if the shares are redeemable;

     - the purchase or sinking fund provisions, if any, for the purchase or redemption of shares of the series;

     - any preferential amount payable upon shares of the series in the event of the liquidation, dissolution or winding up of our business or the distribution of our assets; and

     - the prices or rates of conversion at which, and the terms and conditions on which, the shares of such series may be converted into other securities, if such securities are convertible.

BOARD OF DIRECTORS

     Our board of directors consists of ten directors who are elected on an annual basis, and each director serves until his or her successor has been duly elected and qualified, or until his or her earlier death, resignation or removal. Certain of our stockholders, who will hold approximately 96.4% of our voting power after the consummation of this offering, have agreed to enter into a stockholders' agreement immediately prior to the consummation of this offering under which these stockholders will agree to vote their shares together to elect ten of our directors. See "Certain Relationships and Related Transactions -- Stockholders' Agreement."

ANTI-TAKEOVER PROVISIONS

     Provisions of our certificate of incorporation and bylaws may make it more difficult to effect a change in control of our company. The existence of these provisions may adversely affect the price of our Class A common stock, discourage third parties from making a bid for our company or reduce any premiums paid to our stockholders for their Class A common stock. Our certificate of incorporation authorizes our board of directors to issue up to 5,000,000 shares of "blank check" preferred stock and to attach special rights and preferences to this preferred stock. The issuance of this preferred stock may make it more difficult for a third party to acquire control of us. A special meeting of stockholders may only be called by our president, chief executive officer or secretary at the written request of a majority of the board of directors.

In addition, a stockholder proposal for an annual meeting must be received within a specified period of time to be placed on the agenda. Because stockholders do not have the ability to require the calling of a special meeting of stockholders and are subject to timing requirements in submitting stockholder proposals for consideration at an annual meeting, any third-party takeover not supported by the board of directors would be subject to significant delays and difficulties.

LIMITATION ON DIRECTORS' LIABILITIES

     The Delaware General Corporation Law authorizes corporations to limit or eliminate the personal liability of directors to corporations and their stockholders for monetary damages for breach of directors' fiduciary duty of care. The duty of care requires that, when acting on behalf of the corporation, directors must exercise an informed business judgment based on all material information reasonably available to them. In the absence of the limitations authorized by the Delaware statute, directors could be accountable to corporations and their stockholders for monetary damages for conduct that does not satisfy their duty of care. Although the statute does not change directors' duty of care, it enables corporations to limit available relief to equitable remedies such as injunction or rescission. Our certificate of incorporation limits the liability of our directors to AutoTrader.com or our stockholders to the fullest extent permitted by the Delaware statute. Specifically, the directors will not be personally liable for monetary damages for breach of a director's fiduciary duty as a director, except for liability:

     - for any breach of the director's duty of loyalty to AutoTrader.com or our stockholders;

     - for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

     - under Section 174 of the Delaware General Corporation Law, which relates to the unlawful payment of dividend or unlawful stock purchase or redemption by a corporation; or

     - for any transaction from which a director derived an improper personal benefit.

     The inclusion of this provision in our certificate of incorporation may have the effect of reducing the likelihood of derivative litigation against directors and may discourage or deter stockholders or management from bringing a lawsuit against directors for breach of their duty of care, even though such an action, if successful, might otherwise have benefited us and our stockholders.

REGISTRATION RIGHTS

     Following the consummation of this offering, the holders of approximately 19,654,000 shares of common stock will have certain registration rights pertaining to the shares of Class A common stock held by them pursuant to a registration rights agreement, dated August 20, 1999.

     Demand Registration Rights. At any time beginning six months after the consummation of this offering, these stockholders may request registration under the Securities Act for all or a portion of their shares of Class A common stock; provided that, in the case of a registration statement on a form other than a Form S-3, the registration statement has an aggregate proposed offering price to the public of at least $10,000,000 or, in the case of a registration on a Form S-3, there is a reasonably anticipated aggregate offering price to the public of at least $1,000,000. These holders may request no more than five registrations on a form other than a Form S-3 and may request an unlimited number of registrations on a Form S-3; provided that these holders may request no more than two registrations in any one year. These registration rights are subject to our right to delay the filing of a registrations statement once in a 12-month period for not more than 90 days.

     Piggyback Registration Rights. Certain "piggyback" registration rights exist for the shares of Class A common stock held by these stockholders. If we propose to register any of our Class A common stock under the Securities Act (other than pursuant to the demand registration rights noted above), these stockholders may require us to include all or a portion of their shares of Class A common stock in such registration; provided, however, that the managing underwriter, if any, of any such offering has certain rights to limit the number of shares of Class A common stock proposed to be included in such registration to 30% of the aggregate shares included in the offering.

     We will pay all registration expenses incurred in connection with the above registrations. The selling stockholder will pay all underwriting discounts and selling commissions applicable to the sale of his, her or its shares of common stock. No person will be allowed to participate in any offering which is underwritten unless the person agrees to sell on the same basis as is provided in any applicable underwriting agreements.

LISTING

     We have applied to have the Class A common stock included for quotation on The Nasdaq Stock Market's National Market under the symbol "ATDC."

TRANSFER AGENT AND REGISTRAR

     We have appointed                     as the transfer agent and registrar
for our Class A common stock.

                        SHARES ELIGIBLE FOR FUTURE SALE

     Prior to this offering, there has been no market for our Class A common stock, and we cannot assure you that a significant public market for the Class A common stock will develop or be sustained after this offering. Future sales of substantial amounts of Class A common stock, including shares issued upon exercise of outstanding options, in the public market after this offering could adversely affect market prices prevailing from time to time and could impair our ability to raise capital through the sale of our equity securities. Sales of substantial amounts of our Class A common stock in the public market could adversely affect the prevailing market price and our ability to raise equity capital in the future.

     After this offering, we will have outstanding 26,154,248 shares of Class A common stock, assuming no exercise of the underwriters' over-allotment option and no exercise of outstanding options. As of March 31, 2000, no options were exercisable. Upon completion of this offering, options for 776,975 aggregate shares of Class A common stock will become exercisable. Options representing an additional 1,117,125 shares of Class A common stock will become exercisable in the future. Of our outstanding shares, the 6,500,000 shares, or 7,475,000 shares if the underwriters exercise their over-allotment option in full, of Class A common stock sold in this offering will be freely tradable without restriction under the Securities Act unless purchased by our affiliates as that term is defined in Rule 144 under the Securities Act. Assuming no exercise of the underwriters' over-allotment option, the remaining 19,654,248 shares of Class A common stock outstanding will be restricted securities under Rule 144 and may in the future be sold without registration under the Securities Act to the extent permitted by Rule 144 or any other applicable exemption under the Securities Act and subject to the lock-up agreements described in "Underwriting." Some holders of outstanding shares of Class A common stock immediately prior to the offering may, under certain circumstances, include their shares in a registration statement filed by AutoTrader.com for a public offering of Class A common stock. Some existing stockholders also have the right to demand that we register their shares of Class A common stock for resale. See "Description of Capital Stock -- Registration Rights."

     In general, under Rule 144 as currently in effect, beginning 90 days after the date of this prospectus, a person, or persons whose shares are aggregated, who has beneficially owned restricted shares for at least one year, including the holding period of any prior owner except an affiliate, would be entitled to sell within any three-month period a number of shares that does not exceed the greater of:

     - one percent of the number of shares of Class A common stock then outstanding, which will equal approximately 261,543 shares immediately after this offering; or

     - the average weekly trading volume of our Class A common stock on The Nasdaq National Market during the four calendar weeks preceding the filing of a Form 144 with respect to the sale.

     Sales under Rule 144 also are subject to manner of sale provisions and notice requirements and to the availability of current public information about us. Under Rule 144(k), a person who is not deemed to have been an affiliate of AutoTrader.com at any time during the three months preceding a sale and who has beneficially owned the shares proposed to be sold for at least two years, including the holding period of any prior owner except an affiliate, is entitled to sell those shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144.

     Rule 701 permits resales of shares in reliance on Rule 144 but without compliance with specified restrictions of Rule 144. Any employee, officer or director of or consultant to AutoTrader.com who purchased his or her shares under a written compensatory plan or contract may be entitled to rely on the resale provisions of Rule 701. Rule 701 permits affiliates to sell their Rule 701 shares under Rule 144 without complying with the holding period requirements of Rule 144. Rule 701 further provides that non-affiliates may sell those shares in reliance on Rule 144 without having to comply with the holding period, public information, volume limitation or notice provisions of Rule 144. All holders of Rule 701 shares are required to wait until 90 days after the date of this prospectus before selling those shares.

     Following this offering we intend to file registration statements on Form S-8 under the Securities Act covering shares of Class A common stock, including shares subject to outstanding options under the 1999 Long-Term Incentive Plan. Based on the number of shares subject to outstanding options at March 31, 2000 and shares reserved for future issuance under our various stock-based incentive programs, the registration statements would cover approximately 3,600,000 shares. The registration statements on Form S-8 will automatically become effective upon filing. Accordingly, shares registered under the registration statements, which include shares that are subject to the exercise of any outstanding options, will be available for sale in the open market immediately after such registration statements are filed, subject only to the 180-day lock-up agreements restricting our directors and officers. See "Underwriting."

                CERTAIN UNITED STATES FEDERAL TAX CONSIDERATIONS
                              FOR NON-U.S. HOLDERS

     The following is a summary of the material United States federal income, estate and gift tax consequences of the purchase, ownership and disposition of the Class A common stock by holders that are Non-U.S. Holders, as that term is defined below. This summary does not purport to be a complete analysis of all potential tax effects and is based upon the Internal Revenue Code of 1986, as amended, existing and proposed regulations promulgated thereunder, published rulings and court decisions, all as in effect and existing on the date hereof and all of which are subject to change at any time, which change may be retroactive or prospective. Unless otherwise specifically noted, this summary applies only to those persons that purchased the Class A common stock for cash and hold the Class A common stock as a capital asset within the meaning of
Section 1221 of the Internal Revenue Code.

     THIS SUMMARY IS FOR GENERAL INFORMATION ONLY AND DOES NOT ADDRESS THE TAX CONSEQUENCES TO TAXPAYERS WHO ARE SUBJECT TO SPECIAL RULES OR CIRCUMSTANCES. THIS SUMMARY DOES NOT ADDRESS ANY TAX CONSEQUENCES ARISING UNDER ANY STATE, MUNICIPALITY, FOREIGN COUNTRY OR OTHER TAXING JURISDICTION. WE URGE YOU TO CONSULT YOUR OWN TAX ADVISOR REGARDING THE UNITED STATES FEDERAL TAX CONSEQUENCES OF PURCHASING, OWNING AND DISPOSING OF THE CLASS A COMMON STOCK, INCLUDING THE INVESTOR'S STATUS AS A NON-U. S. HOLDER, AS WELL AS ANY TAX CONSEQUENCES THAT MAY ARISE UNDER THE LAWS OF ANY STATE, MUNICIPALITY, FOREIGN COUNTRY OR OTHER TAXING JURISDICTION.

GENERAL

     A Non-U.S. Holder means a beneficial owner of the Class A common stock that is not:

          (i) a citizen or individual resident, as defined in Section 7701(b) of the Internal Revenue Code, of the United States;

          (ii) a corporation or any entity treated as a corporation for United States federal income tax purposes, created or organized under the laws of the United States, any State thereof or the District of Columbia;

          (iii) an estate, the income of which is subject to United States federal income tax without regard to its source; or

          (iv) a trust, if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust.

Notwithstanding the preceding sentence, certain trusts in existence on August 20, 1996, and treated as U.S. Holders prior to such date, may elect to continue to be treated as U.S. Holders. If a partnership, domestic or foreign, holds Class A common stock, the tax treatment of a partner, domestic or foreign, generally will depend upon the status of the partner and upon the activities of the partnership. Partners of partnerships holding Class A common stock should consult their tax advisors.

DIVIDENDS

     Dividends, if any, paid to a Non-U.S. Holder will generally be subject to the withholding of United States federal income tax at the rate of 30% of the gross amount of such dividends, unless:

     - the dividends are effectively connected with the conduct of a trade or business (or, if an income tax treaty applies, are attributable to a "permanent establishment", as defined therein) within the United States of the Non-U.S. Holder, and such Non-U.S. Holder furnishes to us or our paying agent a duly executed Internal Revenue Service Form W-8ECI, or any successor form; or

     - such Non-U.S. Holder is entitled to a reduced withholding tax rate pursuant to any applicable income tax treaty.

     For purposes of determining whether tax will be withheld at a reduced rate as specified by an income tax treaty, current law permits us to presume that dividends paid to an address in a foreign country are paid to a resident of such country absent definite knowledge that such presumption is not warranted. However, under newly issued U.S. Treasury regulations, in the case of dividends paid after December 31, 2000, in order to obtain a reduced rate of withholding under an income tax treaty, a Non-U.S. Holder generally will be required to furnish to us or our agent a duly executed Internal Revenue Service Form W-8BEN (or any successor form) certifying, under penalties of perjury, that such Non-U.S. Holder is entitled to benefits under an income tax treaty. The new regulations also provide special rules for dividend payments made to foreign intermediaries, U.S. or foreign wholly-owned entities that are disregarded for U.S. federal income tax purposes, and entities that are treated as fiscally transparent in the United States, the applicable income tax treaty jurisdiction or both. We urge you to consult your own tax advisor concerning the effect, if any, of the adoption of these new U.S. Treasury regulations on an investment in the Class A common stock. A Non-U.S. Holder who is eligible for a reduced withholding rate may obtain a refund of any excess amounts withheld by filing an appropriate claim for a refund with the Internal Revenue Service.

     Dividends paid to a Non-U.S. Holder that are effectively connected with the conduct of a trade or business (or, if an income tax treaty applies, are attributable to a "permanent establishment," as defined therein) within the United States of the Non-U.S. Holder will generally be taxed on a net income basis (that is, after allowance for applicable deductions) at the graduated rates that are applicable to United States persons. In the case of a Non-U.S. Holder that is a corporation, such income may also be subject to the United States federal branch profits tax (which is generally imposed on a foreign corporation upon the deemed repatriation from the United States of effectively connected earnings and profits) at a 30% rate, unless the rate is reduced or eliminated by an applicable income tax treaty and the Non-U.S. Holder is a qualified resident of the treaty country.

GAIN ON SALE OR OTHER DISPOSITION

     A Non-U.S. Holder generally will not be subject to regular United States federal income or withholding tax on gain recognized on a sale or other disposition of the Class A common stock, unless:

          (i) the gain is effectively connected with the conduct of a trade or business (or, if an income tax treaty applies, is attributable to a "permanent establishment," as defined therein) within the United States of the Non-U.S. Holder or of a partnership, trust or estate in which such Non-U.S. Holder is a partner or beneficiary;

          (ii) we have been, are or become a "United States real property holding corporation" within the meaning of Section 897(c)(2) of the Internal Revenue Code at any time within the shorter of the five-year period preceding such sale or other disposition or such Non-U.S. Holder's holding period for the Class A common stock; or

          (iii) the Non-U.S. Holder is an individual that:

             (a) is present in the United States for 183 days or more in the taxable year of the sale or other disposition; and

             (b) either (I) has a "tax home" in the United States, as specially defined for purposes of the United States federal income tax, or (II) maintains an office or other fixed place of business in the United States and the gain from the sale or other disposition of the Class A common stock is attributable to such office or other fixed place of business.

     A corporation is generally considered to be a United States real property holding corporation if the fair market value of its "United States real property interests" within the meaning of Section 897(c)(1) of the Internal Revenue Code equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests plus the fair market value of any other of its assets used or held for use in a trade or business. We believe that we have not been, are not currently and are not likely to become a United States real property holding corporation. Further, even if we were to become a United States real property holding corporation, any gain recognized by a Non-U.S. Holder still would not be subject to U.S. federal income tax if the Class A common stock were considered to be "regularly traded" (within the meaning of applicable U.S. Treasury regulations) on an established securities market (e.g., the Nasdaq Stock Market's National Market, on which the Class A common stock will be listed), and the Non-U.S. Holder did not own, directly or indirectly, at any time during the five-year period ending on the date of the sale or other disposition, more than 5% of the Class A common stock.

     Gains realized by a Non-U.S. Holder that are effectively connected with the conduct of a trade or business (or, if an income tax treaty applies, are attributable to a "permanent establishment," as defined therein) within the United States of the Non-U.S. Holder will generally be taxed on a net income basis (that is, after allowance for applicable deductions) at the graduated rates that are applicable to United States persons. In the case of a Non-U.S. Holder that is a corporation, such income may also be subject to the United States federal branch profits tax (which is generally imposed on a foreign corporation upon the deemed repatriation from the United States of effectively connected earnings and profits) at a 30% rate, unless the rate is reduced or eliminated by an applicable income tax treaty and the Non-U.S. Holder is a qualified resident of the treaty country.

     Individual Non-U.S. Holders may also be subject to tax pursuant to provisions of United States federal income tax law applicable to certain United States expatriates, including former long-term residents of the United States.

FEDERAL ESTATE AND GIFT TAXES

     Class A common stock owned or treated as owned by an individual (regardless of whether such an individual is a citizen or a resident of the United States) at the date of death will be included in such individual's estate for United States federal estate tax purposes, unless an applicable estate tax treaty provides otherwise.

     A Non-U.S. Holder will not be subject to United States federal gift tax on a transfer of Class A common stock, unless such person is an individual domiciled in the United States or such person is an individual subject to provisions of United States federal gift tax law applicable to certain United States expatriates, including certain former long-term residents of the United States.

BACKUP WITHHOLDING TAX AND INFORMATION REPORTING

     We must report annually to the Internal Revenue Service and to each Non-U.S. Holder the amount of dividends paid to, and the tax withheld with respect to, such Non-U.S. Holder, regardless of whether tax was actually withheld and whether withholding was reduced by an applicable income tax treaty. Pursuant to certain income tax treaties and other agreements, that information may also be made available to the tax authorities of the country in which the Non-U.S. Holder resides.

     United States federal backup withholding tax (which is imposed at the rate of 31% on certain payments to persons not otherwise exempt who fail to furnish certain identifying information) will generally not apply to:

     - dividends paid to a Non-U.S. Holder that are subject to withholding at the 30% rate (or that are subject to withholding at a reduced rate under an applicable income tax treaty); or

     - under current law, dividends paid to a Non-U.S. Holder at an address outside of the United States, unless the payor has knowledge that the payee is a United States person.

     Under newly issued U.S. Treasury regulations, in the case of dividends paid after December 31, 2000, a Non-U.S. Holder will generally be subject to backup withholding, unless certain certification procedures (or in the case of payments made outside of the United States with respect to an offshore account, certain documentary evidence procedures) are satisfied, directly or through a foreign intermediary.

     The backup withholding and information reporting requirements will generally also apply to the gross proceeds paid to a Non-U.S. Holder upon the sale or other disposition of Class A common stock by or through a United States office of a United States or foreign broker, unless the Non-U.S. Holder certifies to the broker under penalties of perjury as to, among other things, such holder's name, address and status as a Non-U.S. Holder by filing the Service's Form W-8BEN (or any successor form) with the broker, or unless the Non-U.S. Holder otherwise establishes an exemption.

     Information reporting requirements (but not backup withholding) will generally apply to a payment of the proceeds of a sale or other disposition of Class A common stock effected at a foreign office of:

          (i) a United States broker;

          (ii) a foreign broker 50% or more of whose gross income for certain periods is effectively connected with the conduct of a trade or business within the United States;

          (iii) a foreign broker that is a "controlled foreign corporation" for United States federal income tax purposes; or

          (iv) pursuant to newly issued U.S. Treasury regulations effective after December 31, 2000, a foreign broker that is (a) a foreign partnership one or more of whose partners are U.S. persons that in the aggregate hold more than 50% of the income or capital interest in the partnership at any time during its tax year, or (b) a foreign partnership engaged at any time during its tax year in the conduct of a trade or business in the United States, unless the broker has certain documentary evidence in its records that the holder is a Non-U.S. Holder (and the broker has no knowledge to the contrary) and certain other conditions are met, or unless the Non-U.S. Holder otherwise establishes an exemption.

     Neither backup withholding nor information reporting will generally apply to a payment of the proceeds of a sale or other disposition of Class A common stock effected at a foreign office of a foreign broker not subject to the preceding paragraph. You should consult your own tax advisor concerning the effect, if any, of the adoption of the newly issued U.S. Treasury regulations on backup withholding and information reporting on an investment in the Class A common stock.

     Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules will be refunded or credited against the Non-U.S. Holder's United States federal income tax liability; provided, however, that the Non-U.S. Holder files an appropriate claim for a refund with the Internal Revenue Service.

                                  UNDERWRITING

     Under the terms and subject to the conditions contained in an underwriting
agreement dated                     , 2000, we have agreed to sell to the
underwriters named below, for whom Credit Suisse First Boston Corporation, Merrill Lynch, Pierce, Fenner & Smith Incorporated, Chase Securities Inc. and FleetBoston Robertson Stephens Inc. are acting as representatives, the following respective numbers of shares of Class A common stock:

                                                                 NUMBER
                        UNDERWRITER                             OF SHARES
                        -----------                             ---------
Credit Suisse First Boston Corporation......................
Merrill Lynch, Pierce, Fenner & Smith
             Incorporated...................................
Chase Securities Inc........................................
FleetBoston Robertson Stephens Inc. ........................
                                                                ---------
     Total..................................................    6,500,000
                                                                =========

     The underwriting agreement provides that the underwriters are obligated to purchase all of the shares of Class A common stock in the offering if any are purchased, other than those shares covered by the over-allotment option described below. The underwriting agreement provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may be increased or the offering of Class A common stock may be terminated.

     We have granted to the underwriters a 30-day option to purchase on a pro rata basis up to 975,000 additional shares of Class A common stock from us at the initial public offering price less the underwriting discounts and commissions. The option may be exercised only to cover any over-allotments of Class A common stock.

     The underwriters propose to offer the shares of Class A common stock initially at the public offering price on the cover page of this prospectus and
to selling group members at that price less a concession of $          per
share. The underwriters and selling group members may allow a discount of
$          per share on sales to other broker/dealers. After the initial public offering, the public offering price and concession and discount to broker/dealers may be changed by the representatives.

     The following table summarizes the compensation and estimated expenses we will pay:

                                               PER SHARE                         TOTAL
                                     ------------------------------  ------------------------------
                                        WITHOUT           WITH          WITHOUT           WITH
                                     OVER-ALLOTMENT  OVER-ALLOTMENT  OVER-ALLOTMENT  OVER-ALLOTMENT
                                     --------------  --------------  --------------  --------------
Underwriting discounts and
  commissions paid by us...........  $               $               $               $
Expenses payable by us.............  $               $               $               $

     The underwriters have informed us that they do not expect discretionary sales to exceed 5% of the shares of Class A common stock being offered.

     We have agreed that we will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, or file with the Securities and Exchange Commission a registration statement under the Securities Act relating to, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock or publicly disclose the intention to make an offer, sale, pledge, disposition or filing without the prior written consent of Credit Suisse First Boston Corporation for a period of 180 days after the date of this prospectus, except pursuant to or in connection with employee stock option or employee stock purchase plans, in effect on the date of this prospectus and except in connection with the conversion of shares of Class B common stock solely into shares of Class A common stock.

     Our officers and directors and all of our existing stockholders have agreed that they will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, enter into a transaction that would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of our common stock, whether any such aforementioned transaction is to be settled by delivery of our common stock or such other securities, in cash or otherwise, or publicly disclose the intention to make any such offer, sale, pledge or disposition, or enter into any such transaction, swap, hedge or other arrangement, without, in each case, the prior written consent of Credit Suisse First Boston Corporation for a period of 180 days after the date of this prospectus. The restrictions described in this paragraph do not apply to the transfer of shares by any person to any affiliate of that person if the transferee agrees to be subject to the restrictions described above.

     The underwriters have reserved for sale, at the initial public offering price up to 325,000 shares of the Class A common stock for employees, directors and certain other persons associated with us who have expressed an interest in purchasing Class A common stock in the offering. The number of shares available for sale to the general public in the offering will be reduced to the extent such persons purchase such reserved shares. Any reserved shares not so purchased will be offered by the underwriters to the general public on the same terms as the other shares.

     We have agreed to indemnify the underwriters against liabilities under the Securities Act, or to contribute to payments which the underwriters may be required to make in that respect.

     We have applied to list the shares of Class A common stock on The Nasdaq Stock Market's National Market under the symbol "ATDC."

     Prior to this offering, there has been no public market for the Class A common stock. The initial public offering price will be determined by negotiation between us and the underwriters and will not reflect the market price for the Class A common stock following the offering. The principal factors considered in determining the initial public offering price will be:

     - market conditions for initial public offerings;

     - the history of and prospects for our business, our past and present operations;

     - our past and present earnings and current financial position;

     - an assessment of our management;

     - the market for securities of companies in businesses similar to ours; and

     - the general condition of the securities markets.

     The initial public offering price may not correspond to the price at which the Class A common stock will trade in the public market subsequent to the offering, and an active trading market for our Class A common stock may not develop or continue after the offering.

     The representatives may engage in over-allotment, stabilizing transactions, syndicate covering transactions and penalty bids in accordance with Regulation M under the Securities Exchange Act of 1934.

     - Over-allotment involves syndicate sales in excess of the offering size, which creates a syndicate short position.

     - Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

     - Syndicate covering transactions involve purchases of the Class A common stock in the open market after the distribution has been completed in order to cover syndicate short positions.

     - Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the shares of Class A common stock originally sold by that syndicate member are purchased in a stabilizing transaction or syndicate covering transaction to cover syndicate short positions.

These stabilizing transactions, syndicate covering transactions and penalty bids may cause the price of the Class A common stock to be higher than it would otherwise be in the absence of these transactions. These transactions may be effected on The Nasdaq National Market or otherwise and, if commenced, may be discontinued at any time.

     A prospectus in electronic format may be made available on the Web sites maintained by one or more of the underwriters participating in this offering. The representatives may agree to allocate a number of shares to underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by the underwriters that will make Internet distributions on the same basis as other allocations.

                          NOTICE TO CANADIAN RESIDENTS

RESALE RESTRICTIONS

     The distribution of the Class A common stock in Canada is being made only on a private placement basis exempt from the requirement that we prepare and file a prospectus with the securities regulatory authorities in each province where trades of Class A common stock are effected. Accordingly, any resale of our Class A common stock in Canada must be made in accordance with applicable securities laws which will vary depending on the relevant jurisdiction, and which may require resales to be made in accordance with available statutory exemptions or pursuant to a discretionary exemption granted by the applicable Canadian securities regulatory authority. Purchasers are advised to seek legal advice prior to any resale of the Class A common stock.

REPRESENTATIONS OF PURCHASERS

     Each purchaser of the Class A common stock in Canada who receives a purchase confirmation will be deemed to represent to us and the dealer from whom such purchase confirmation is received that (i) such purchaser is entitled under applicable provincial securities laws to purchase such Class A common stock without the benefit of a prospectus qualified under such securities laws, (ii) where required by law, that such purchaser is purchasing as principal and not as agent, and (iii) such purchaser has reviewed the text above under "Resale Restrictions."

RIGHTS OF ACTION (ONTARIO PURCHASERS)

     The securities being offered are those of a foreign issuer and Ontario purchasers will not receive the contractual right of action prescribed by Ontario securities law. As a result, Ontario purchasers must rely on other remedies that may be available, including common law rights of action for damages or rescission or rights of action under the civil liability provisions of the U.S. federal securities laws.

ENFORCEMENT OF LEGAL RIGHTS

     All of the issuer's directors and officers as well as the experts named herein may be located outside of Canada and, as a result, it may not be possible for Canadian purchasers to effect service of process within Canada upon the issuer or such persons. All or a substantial portion of the assets of the issuer and such persons may be located outside of Canada and, as a result, it may not be possible to satisfy a judgment against the issuer or such persons in Canada or to enforce a judgment obtained in Canadian courts against such issuer or persons outside of Canada.

NOTICE TO BRITISH COLUMBIA RESIDENTS

     A purchaser of Class A common stock to whom the Securities Act (British Columbia) applies is advised that such purchaser is required to file with the British Columbia Securities Commission a report within ten days of the sale of any Class A common stock acquired by such purchaser pursuant to this offering. Such report must be in the form attached to British Columbia Securities Commission Blanket Order BOR #95/17, a copy of which may be obtained from us. Only one such report must be filed in respect of Class A common stock acquired on the same date and under the same prospectus exemption.

TAXATION AND ELIGIBILITY FOR INVESTMENT

     Canadian purchasers of Class A common stock should consult their own legal and tax advisors with respect to the tax consequences of an investment in the Class A common stock in their particular circumstances and with respect to the eligibility of the Class A common stock for investment by the purchaser under relevant Canadian legislation.

                                 LEGAL MATTERS

     Dow, Lohnes and Albertson, PLLC in Washington, D.C. will pass upon the validity of the shares of Class A common stock offered under this prospectus. Cravath, Swaine & Moore, New York, New York, has represented the underwriters in this offering.

                                    EXPERTS

     The financial statements of AutoTrader.com as of December 31, 1998 and 1999, and for the period October 1, 1997 (inception) to December 31, 1997 and the years ended December 31, 1998 and 1999, included in the prospectus and the related financial statement schedules included elsewhere in the registration statement have been audited by Deloitte & Touche LLP, independent auditors, as stated in their reports appearing herein and elsewhere in the registration statement, and have been so included in reliance upon the reports of such firm given their authority as experts in accounting and auditing.

     The financial statements of Intellisoft Development Corporation as of December 31, 1998 and 1999, and for the year ended December 31, 1998 and the ten months ended October 31, 1999, included in the prospectus and registration statement have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report appearing herein, and have been so included in reliance upon the report of such firm given their authority as experts in accounting and auditing.

                             ADDITIONAL INFORMATION

     We have filed with the Securities and Exchange Commission a registration statement on Form S-1 under the Securities Act, with respect to the Class A common stock offered by this prospectus. As permitted by the rules and regulations of the Securities and Exchange Commission ("SEC"), this prospectus, which is a part of the registration statement, omits certain information, exhibits, schedules and undertakings set forth in the registration statement. For further information pertaining to us and the Class A common stock offered hereby, reference is made to such registration statement and the exhibits and schedules thereto. Statements contained in this prospectus as to the contents or provisions of any contract or other document referred to herein are not necessarily complete, and, in each instance, reference is made to the copy of such contract or other document filed as an exhibit to the registration statement, each such statement being qualified in all respects by such reference. A copy of the registration statement may be inspected without charge at the office of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549, and the SEC's regional offices located at the Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 and Seven World Trade Center, 13th Floor, New York, New York 10048. Copies of all or any part of the registration statement may be obtained from such offices upon the payment of the fees prescribed by the SEC. In addition, registration statements and certain other filings made with the SEC through its Electronic Data Gathering, Analysis and Retrieval ("EDGAR") system, including our registration statement and all exhibits and amendments to our registration statements, are publicly available through the SEC's Web site at http://www.sec.gov.

     The following are trademarks or service marks of AutoTrader.com:

     - AUTOCONNECT;

     - AUTOCONNECT AUTOLINK; and

     - YOUR CAR IS WAITING.

We intend to apply for other trademarks and service marks. All trade names, trademarks and service marks appearing in this prospectus, other than those listed above, are the property of their holders.

                         INDEX TO FINANCIAL STATEMENTS

                                                              PAGE
                                                              ----
FINANCIAL STATEMENTS OF AUTOTRADER.COM, LLC:
Independent Auditors' Report................................   F-2
Balance Sheets as of December 31, 1998 and 1999.............   F-3
Statements of Operations for the period from October 1, 1997
  (inception) to December 31, 1997 and for the years ended
  December 31, 1998 and 1999................................   F-4
Statements of Members' Equity (Deficit) for the period from
  October 1, 1997 (inception) to December 31, 1997 and for
  the years ended December 31, 1998 and 1999................   F-5
Statements of Cash Flows for the period from October 1, 1997
  (inception) to December 31, 1997 and for the years ended
  December 31, 1998 and 1999................................   F-6
Notes to Financial Statements...............................   F-7

FINANCIAL STATEMENTS OF INTELLISOFT DEVELOPMENT CORPORATION:
Independent Auditors' Report................................  F-19
Balance Sheets as of December 31, 1998 and October 31,
  1999......................................................  F-20
Statements of Operations for the year ended December 31,
  1998 and the ten months ended October 31, 1999............  F-21
Statements of Shareholder's Equity for the year ended
  December 31, 1998 and the ten months ended October 31,
  1999......................................................  F-22
Statements of Cash Flows for the year ended December 31,
  1998 and the ten months ended October 31, 1999............  F-23
Notes to Financial Statements...............................  F-24

UNAUDITED PRO FORMA COMBINED FINANCIAL INFORMATION OF
  AUTOTRADER.COM, LLC:
Unaudited Pro Forma Combined Statement of Operations for the
  year ended December 31, 1999..............................  F-27
Notes to the Unaudited Pro Forma Combined Statement of
  Operations................................................  F-28

                          INDEPENDENT AUDITORS' REPORT

To the Members of AutoTrader.com, LLC:

     We have audited the accompanying balance sheets of AutoTrader.com, LLC (the "Company") as of December 31, 1998 and 1999, and the related statements of operations, members' equity (deficit) and cash flows for the period from October 1, 1997 (inception) to December 31, 1997 and for the years ended December 31, 1998 and 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, such financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 1998 and 1999, and the results of its operations and its cash flows for the period from October 1, 1997 (inception) to December 31, 1997 and for the years ended December 31, 1998 and 1999, in conformity with accounting principles generally accepted in the United States of America.

Atlanta, Georgia
April 3, 2000

                              AUTOTRADER.COM, LLC

                                 BALANCE SHEETS

                                                                     DECEMBER 31,
                                                              ---------------------------
                                                                  1998           1999
                                                              ------------   ------------
                                         ASSETS
Current assets:
  Cash and cash equivalents.................................  $         --   $ 13,945,081
  Accounts receivable, less allowance for doubtful accounts
     of $6,832 and $162,948, respectively...................        82,175      1,353,772
  Prepaid expenses and other current assets.................       435,682      4,650,495
                                                              ------------   ------------
          Total current assets..............................       517,857     19,949,348
Property and equipment, net.................................     1,629,363      5,685,433
Intangible assets...........................................       234,375      4,096,595
Other noncurrent assets.....................................        32,579         80,102
                                                              ------------   ------------
          Total assets......................................  $  2,414,174   $ 29,811,478
                                                              ============   ============

                             LIABILITIES AND MEMBERS' EQUITY
Current liabilities:
  Accounts payable..........................................  $  1,410,750   $  4,844,894
  Accrued expenses..........................................        92,771      1,883,441
  Current portion of accrued incentive compensation.........            --        559,206
                                                              ------------   ------------
          Total current liabilities.........................     1,503,521      7,287,541
Amounts due to Cox Enterprises, Inc.........................            --      7,267,757
Accrued incentive compensation..............................       793,825      2,099,689
                                                              ------------   ------------
          Total liabilities.................................     2,297,346     16,654,987
                                                              ------------   ------------
Members' equity:
  Paid-in capital:
     Capital contributions..................................    25,114,712     83,874,532
     Additional paid-in capital -- unit options.............            --        995,316
  Accumulated deficit.......................................   (24,997,884)   (71,713,357)
                                                              ------------   ------------
          Total members' equity.............................       116,828     13,156,491
                                                              ------------   ------------
          Total liabilities and members' equity.............  $  2,414,174   $ 29,811,478
                                                              ============   ============

                       See notes to financial statements.

                              AUTOTRADER.COM, LLC

                            STATEMENTS OF OPERATIONS

                                                        PERIOD FROM
                                                      OCTOBER 1, 1997
                                                        (INCEPTION)       YEAR ENDED DECEMBER 31,
                                                      TO DECEMBER 31,   ---------------------------
                                                           1997             1998           1999
                                                      ---------------   ------------   ------------
Revenues:
  Dealer services...................................    $    41,536     $    840,659   $  2,929,268
  Advertising.......................................             --          186,989      1,164,933
  E-commerce........................................             --              260      1,088,607
                                                        -----------     ------------   ------------
          Total revenues............................         41,536        1,027,908      5,182,808
Cost of revenues....................................             --          381,664      1,469,445
                                                        -----------     ------------   ------------
Gross profit........................................         41,536          646,244      3,713,363
                                                        -----------     ------------   ------------
Operating expenses:
  Product development and technology................        940,190        8,602,067      6,967,423
  Sales and marketing...............................        922,380       11,349,569     35,643,699
  General and administrative........................        444,457        3,120,316      7,411,705
  Depreciation and amortization.....................         15,625          288,696        826,089
                                                        -----------     ------------   ------------
          Total operating expenses..................      2,322,652       23,360,648     50,848,916
                                                        -----------     ------------   ------------
Loss from operations................................     (2,281,116)     (22,714,404)   (47,135,553)
Other income (expense), net.........................             --           (2,364)       420,080
                                                        -----------     ------------   ------------
Net loss............................................    $(2,281,116)    $(22,716,768)  $(46,715,473)
                                                        ===========     ============   ============

Pro forma basic and diluted net loss per unit.......                    $      (1.60)  $      (2.51)
                                                                        ============   ============
Pro forma weighted-average number of units
  outstanding.......................................                      14,168,000     18,625,140
                                                                        ============   ============

                       See notes to financial statements.

                              AUTOTRADER.COM, LLC

                    STATEMENTS OF MEMBERS' EQUITY (DEFICIT)

                                                   PAID-IN CAPITAL
                                             ----------------------------
                                                              ADDITIONAL                      TOTAL
                                                               PAID-IN                       MEMBERS'
                                                CAPITAL       CAPITAL -     ACCUMULATED       EQUITY
                                             CONTRIBUTIONS   UNIT OPTIONS     DEFICIT       (DEFICIT)
                                             -------------   ------------   ------------   ------------
Balance, October 1, 1997 (inception).......   $        --      $     --     $         --   $         --
  Contributions made by members............     1,679,840            --               --      1,679,840
  Net loss.................................            --            --       (2,281,116)    (2,281,116)
                                              -----------      --------     ------------   ------------
Balance, December 31, 1997.................     1,679,840            --       (2,281,116)      (601,276)
  Contributions made by members............    23,434,872            --               --     23,434,872
  Net loss.................................            --            --      (22,716,768)   (22,716,768)
                                              -----------      --------     ------------   ------------
Balance, December 31, 1998.................    25,114,712            --      (24,997,884)       116,828
  Contributions made by members............    58,759,820            --               --     58,759,820
  Issuance of unit options.................            --       995,316               --        995,316
  Net loss.................................            --            --      (46,715,473)   (46,715,473)
                                              -----------      --------     ------------   ------------
Balance, December 31, 1999.................   $83,874,532      $995,316     $(71,713,357)  $ 13,156,491
                                              ===========      ========     ============   ============

                       See notes to financial statements.

                              AUTOTRADER.COM, LLC

                            STATEMENTS OF CASH FLOWS

                                                             PERIOD FROM
                                                           OCTOBER 1, 1997
                                                             (INCEPTION)       YEAR ENDED DECEMBER 31,
                                                           TO DECEMBER 31,   ---------------------------
                                                                1997             1998           1999
                                                           ---------------   ------------   ------------
Cash flows from operating activities:
  Net loss...............................................    $(2,281,116)    $(22,716,768)  $(46,715,473)
  Adjustments to reconcile net loss to net cash used in
    operating activities:
    Depreciation.........................................             --          226,196        591,018
    Amortization.........................................         15,625           62,500        235,071
    Loss on disposal of equipment........................             --            2,364             --
    Unit-based compensation expense......................             --               --        995,316
    Changes in assets and liabilities, net of effect of
       acquisition:
       Increase in accounts receivable...................        (41,536)         (40,639)    (1,271,597)
       Increase in prepaid expenses and other current
         assets..........................................       (144,469)        (291,213)    (4,214,813)
       Increase in accounts payable and accrued
         expenses........................................      1,101,795          170,312      5,456,228
       Increase in accrued incentive compensation........         28,110          765,715      1,865,070
                                                             -----------     ------------   ------------
         Net cash used in operating activities...........     (1,321,591)     (21,821,533)   (43,059,180)
                                                             -----------     ------------   ------------

Cash flows from investing activities:
  Additions to property and equipment....................        (45,749)      (1,812,174)    (4,569,222)
  Acquisition of business................................             --               --     (4,176,657)
  Increase in other noncurrent assets....................             --          (32,579)       (46,023)
                                                             -----------     ------------   ------------
         Net cash used in investing activities...........        (45,749)      (1,844,753)    (8,791,902)
                                                             -----------     ------------   ------------

Cash flows from financing activities:
  Proceeds from member contributions.....................      1,367,340       23,434,872     58,759,820
  Increase in amounts due to Cox Enterprises, Inc........             --               --      7,267,757
  Increase (decrease) in book overdrafts.................             --          231,414       (231,414)
                                                             -----------     ------------   ------------
         Net cash provided by financing activities.......      1,367,340       23,666,286     65,796,163
                                                             -----------     ------------   ------------

Net increase in cash and cash equivalents................             --               --     13,945,081
Cash and cash equivalents at beginning of period.........             --               --             --
                                                             -----------     ------------   ------------
Cash and cash equivalents at end of period...............    $        --     $         --   $ 13,945,081
                                                             ===========     ============   ============

                       See notes to financial statements.

                              AUTOTRADER.COM, LLC

                         NOTES TO FINANCIAL STATEMENTS

1. THE COMPANY

     AutoTrader.com, LLC (the "Company"), formerly known as AutoConnect, L.L.C., is an Internet destination and marketplace for buyers and sellers of used cars, light trucks, vans and sport utility vehicles and for consumers seeking information regarding automotive products and services such as insurance, financing and warranties. The Company commenced operations on October 1, 1997 (date of inception) and subsequently became a Delaware limited liability company ("LLC"). In connection with the Company's formation, Manheim Auctions, Inc. ("Manheim"), a wholly owned subsidiary of Cox Enterprises, Inc. ("Cox"), and Automatic Data Processing ("ADP") (collectively, the "Members") entered into a Contribution Agreement, under which ADP committed to contribute to the Company approximately $3.0 million in cash and certain ADP assets with a fair value of approximately $0.3 million, including a Web site domain name and other intellectual property, in return for a 19% equity ownership interest. Manheim committed to contribute to the Company approximately $14.0 million in cash in return for an 81% equity ownership interest. An aggregate of 14,168,000 units were issued to Manheim and ADP in connection with the formation of the Company.

     At various dates during the period from October 1, 1997 through August 20, 1999, ADP's ownership interest was diluted from 19% to 6.56% because it elected not to participate in certain additional capital contribution requests.

     On August 20, 1999, the Company issued units in exchange for cash and certain intangible assets, as follows:

     - Landmark Communications, Inc. ("Landmark") contributed approximately $19.4 million cash in exchange for approximately 3,168,000 units;

     - KPCB Holdings, Inc. ("KPCB") contributed approximately $12.1 million cash in exchange for approximately 1,980,000 units; and

     - Trader Publishing Company ("Trader"), a Virginia general partnership jointly owned by wholly owned subsidiaries of Cox and Landmark, contributed certain intangible assets in exchange for 7,084,000 units (see Note 11).

     Contemporaneously with the aforementioned transaction, the Company changed its name from AutoConnect, L.L.C. to AutoTrader.com, LLC.

     The unitholders' agreement provides Cox and ADP with supervoting power in that each of their respective units vote on a 10-to-1 basis. As of December 31, 1999, Cox, through Manheim and TPI, Inc., a wholly-owned subsidiary of Cox, held an ownership interest and a voting interest in the Company of 60.63% and 87.81%, respectively.

     The Company has determined that it does not have any separately reportable business segments. Furthermore, the Company has no operations outside of the United States.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Cash and Cash Equivalents. The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. The carrying value of these investments approximates fair value.

     Property and Equipment. Property and equipment are carried at cost less accumulated depreciation. Depreciation is computed using the straight-line method over the useful lives of three to ten years. Expenditures for maintenance and repairs are charged to expense as incurred.

                              AUTOTRADER.COM, LLC

     Long-Lived Assets. Long-lived assets and certain intangibles to be held and used by an entity are required to be reviewed for impairment when events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable based on expected future undiscounted cash flows. If impairment has occurred, the asset is required to be written down to fair value. Long-lived assets and certain intangibles to be disposed of are required to be reported at the lower of carrying amount or fair value less cost to sell.

     Intangible Assets. Intangible assets consisting primarily of excess purchase price over net assets acquired in business combinations are carried at cost less accumulated amortization and are amortized on a straight-line basis over an estimated useful life of five years. The recoverability of the carrying values of the excess of the purchase price over the net assets acquired in business combinations accounted for by the purchase method and other intangible assets is evaluated periodically to determine if an impairment in value has occurred. An impairment in value will be considered to have occurred when it is determined that the undiscounted future operating cash flows generated by the acquired business are not sufficient to recover the carrying values of such intangible assets. If it has been determined that an impairment in value has occurred, the excess of the purchase price over the net assets acquired and other intangible assets would be written down to an amount which will be equivalent to the present value of the future operating cash flows to be generated by the acquired businesses.

     Revenue Recognition. The Company's revenues are derived from multiple sources. Dealer services revenues are derived from a range of promotional services, including banner advertising, inventory pages, tiles, enhanced listings and links to the dealer's own Web site. Dealers can also purchase a stand-alone Web site with their own Internet address and searchable used vehicle inventory for an initial non-refundable set-up fee plus a monthly maintenance fee. Revenues from these services are recognized ratably over the period in which the service is provided. The set-up fees from dealer contracts are recognized ratably over the period in which the service is provided, generally a year. Advertising revenues are generated from short-term contracts in which the Company typically guarantees for a fixed fee a minimum number of impressions, or times that an advertisement appears in pages viewed by the users. These revenues are recognized ratably over the term of the agreement, provided that the amount recognized does not exceed the amount that would be recognized based upon actual impressions delivered. E-commerce revenues are derived from automotive vendors such as insurance, warranty and finance companies and automotive aftermarket retailers who can market their services on the Company's Web site or integrate their product with the Company's Web site. Such revenues are generally derived from specific traffic referrals or transaction leads that originate on the Company's Web site and are recognized as such referrals and leads are directed to the vendor's product. The Company does not currently recognize revenue related to barter advertising arrangements because the value of such arrangements cannot be validated by reference to similar cash transactions.

     Web Site Development Costs. Prior to January 1, 1999, Web site development costs were expensed as incurred. Effective January 1, 1999, the Company adopted a policy that any software-related costs of Web sites will be capitalized in accordance with AICPA Statement of Position No. 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use," and amortized over their estimated useful life. However, no such costs were incurred in 1999. Costs related to routine Web site maintenance are expensed as incurred.

     Advertising Costs. Advertising costs are expensed as incurred and totaled approximately $922,000, $7,527,000 and $27,007,000 during the period from October 1, 1997 to December 31, 1997 and for the years ended December 31, 1998 and 1999, respectively. The Company does not incur any significant direct-response advertising costs.

     Unit-Based Compensation. The Company has elected to account for its unit-based compensation plans using the intrinsic value method prescribed by Accounting Principles Board ("APB") Opinion

                              AUTOTRADER.COM, LLC

No. 25, "Accounting for Stock Issued to Employees," and related Interpretations. As such, compensation expense is not recognized for awards to employees, provided that the fair value of the underlying equity instrument does not exceed the exercise price. Awards to non-employees are accounted for using the fair-value method prescribed by Statement of Financial Accounting Standards ("SFAS") No. 123, "Accounting for Stock-Based Compensation," and the consensus reached by the Emerging Issues Task Force ("EITF") in Issue No. 96-18, "Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services." As such, compensation expense is recognized for awards to non-employees based on the fair value of the award at the date of grant.

     Income Taxes. The Company is currently a Delaware LLC. Accordingly, income or loss attributed to the Company's operations prior to the closing of its proposed initial public offering (the "Offering") (see Note 13) will be allocated to its Members to be reported in their respective income tax returns. As a result, the Company will not be able to offset future taxable income, if any, against losses incurred prior to the closing of the Offering.

     Pro Forma Basic and Diluted Net Loss Per Unit. Pro forma basic and diluted net loss per unit is computed by dividing net loss by the pro forma weighted-average number of units outstanding for the years ended December 31, 1998 and 1999, which gives effect to the Company's pending reorganization from a limited liability company to a C corporation. No effect has been given to the exercise of unit options because the effect would be antidilutive on operations for all periods.

     Fair Value of Financial Instruments. Carrying amounts of certain of the Company's financial instruments, including accounts receivable, accounts payable and other accrued liabilities, approximate fair value due to their short maturities.

     Use of Estimates. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

     Concentration of Credit Risk. Financial instruments that potentially subject the Company to significant concentrations of credit risk consist primarily of accounts receivable. To date, accounts receivable have primarily been derived from fees billed to subscribing dealers, advertisers and other industry participants. The Company generally requires no collateral to support customer receivables. The Company maintains reserves for potential credit losses. Historically, such losses have been within management's expectations. As of December 31, 1998 and 1999, no subscribing dealer accounted for greater than 10% of accounts receivable. For all periods presented in the accompanying statements of operations, no customer accounted for greater than 10% of revenues.

     Reclassifications. Certain amounts in the 1997 and 1998 financial statements have been reclassified for comparative purposes with 1999.

     Recent Accounting Pronouncements. In 1998, SFAS No. 133, "Accounting for Derivative Financial Instruments and Hedging Activities," was issued. This statement requires that all derivatives be recognized in the statement of financial position as either assets or liabilities and measured at fair value. In addition, all hedging relationships must be designated, reassessed and documented. SFAS No. 133, as amended by SFAS No. 137, is effective for all fiscal quarters of all fiscal years beginning after June 15, 2000. Management is in the process of assessing the impact of SFAS No. 133 on the Company's financial statements.

                              AUTOTRADER.COM, LLC

3. ACQUISITION OF INTELLISOFT DEVELOPMENT CORPORATION

     On November 1, 1999, the Company purchased substantially all of the assets of Intellisoft Development Corporation (d/b/a World Wide Wheels), an Illinois S corporation that published, designed, maintained and managed Web sites for, and provided marketing services to, automobile dealerships and automotive customers. Founded in the metro Chicago area in 1995, World Wide Wheels also maintained and managed its own Web sites, www.wwwheels.com and www.specialcar.com.

     In addition to an initial cash payment of $4.1 million, the acquisition agreement provides for up to $1.0 million of contingent consideration, as follows:

     - One payment of $333,333 was paid to the previous owner in January 2000 in exchange for continued employment through December 31, 1999. This amount has been recognized as compensation expense in the accompanying statement of operations for the year ended December 31, 1999.

     - Two additional payments of $333,333 each to be paid in February 2001 and 2002 are contingent upon the attainment of certain performance criteria and will be accounted for as contingent purchase price in accordance with APB Opinion No. 16, "Business Combinations", if and when it becomes probable beyond reasonable doubt that such performance criteria will be attained.

     The acquisition has been accounted for by the purchase method of accounting in accordance with APB Opinion No. 16, whereby the purchase price has been allocated to the identifiable assets acquired and liabilities assumed based on their estimated fair values at the date of acquisition. A final determination of required purchase accounting adjustments, including the allocation of the purchase price to the assets acquired and liabilities assumed based on their respective fair values, has not yet been made. Upon determination of the final fair values of certain assets and liabilities, the actual financial position and results of operations may differ from the amounts reflected herein because of a variety of factors, including availability of additional information and changes in values not currently identified. However, the Company does not expect that such final determination will have a material impact on its financial position or results of operations. The accompanying financial statements include the operating results of the acquisition subsequent to the date of acquisition.

     The following summarized unaudited pro forma financial information for the years ended December 31, 1998 and 1999 assumes the acquisition had occurred on January 1 of each year:

                                                                     PRO FORMA
                                                              YEAR ENDED DECEMBER 31,
                                                            ---------------------------
                                                                1998           1999
                                                            ------------   ------------
                                                                    (UNAUDITED)
Revenues..................................................  $  1,922,894   $  6,475,324
Loss from operations......................................   (23,433,552)   (47,548,021)
Net loss..................................................   (23,435,715)   (47,127,008)
Pro forma basic and diluted net loss per unit.............  $      (1.65)  $      (2.53)

4. CASH MANAGEMENT

     Prior to August 20, 1999, the Company participated in Cox's cash management system, whereby the bank sent daily notification of checks presented for payment. Cox transferred funds from other sources to cover the checks presented for payment. Included in accounts payable are book overdrafts of $231,414 at December 31, 1998, which resulted from checks outstanding and are considered financing activities in the accompanying statement of cash flows. Effective August 20, 1999, the Company began maintaining its own cash accounts.

                              AUTOTRADER.COM, LLC

5. PROPERTY AND EQUIPMENT

                                                                   DECEMBER 31,
                                                              -----------------------
                                                                 1998         1999
                                                              ----------   ----------
Computer equipment and software.............................  $1,853,724   $6,014,424
Leasehold improvements......................................          --      499,805
Other equipment.............................................       1,454       41,789
                                                              ----------   ----------
  Property and equipment, at cost...........................   1,855,178    6,556,018
Less accumulated depreciation...............................    (225,815)    (870,585)
                                                              ----------   ----------
  Net property and equipment................................  $1,629,363   $5,685,433
                                                              ==========   ==========

6. MEMBERS' EQUITY

     The Members have been and may continue to be requested to make additional capital contributions to the Company at such times and in such amounts as determined by the Management Committee in order to fund the Company's operating requirements or for any other business purpose deemed appropriate by the Management Committee. Such capital contributions shall be assessed to all Members, with each Member having the option to contribute its pro rata share of the total requested capital contribution based on such Member's ownership percentage. If any Member fails to provide all or part of the capital contribution requested of such Member, the ownership interest of that Member will be diluted in accordance with a predetermined formula. In such event, the other Members that have made their full capital contributions may make additional contributions to the Company up to the entire amount of the capital contribution not paid by the defaulting Member.

     The Company will reorganize from an LLC to a C corporation upon completion of the Offering (see Note 13). The following table sets forth (i) Members' equity as of December 31, 1999 on an actual basis and (ii) stockholders' equity as of December 31, 1999 on an unaudited pro forma basis to reflect (a) the issuance of 13,281,855 units to certain Members in exchange for $81,554,000 with respect to the Company's call for capital funding in February and March 2000,
(b) the issuance of 1,173,876 units to eBay in exchange for $9,237,000 in March 2000 and (c) the Company's reorganization from an LLC to a C corporation upon completion of the Offering:

                              AUTOTRADER.COM, LLC

                                                                 DECEMBER 31, 1999
                                                            ---------------------------
                                                                               PRO
                                                               ACTUAL         FORMA
                                                            ------------   ------------
                                                                           (UNAUDITED)
Members' equity:
  Paid-in capital:
     Capital contributions................................  $ 83,874,532   $         --
     Additional paid-in capital -- unit options...........       995,316             --
                                                            ------------   ------------
          Total paid-in capital...........................    84,869,848             --
  Accumulated deficit.....................................   (71,713,357)            --
                                                            ------------   ------------
          Total members' equity...........................  $ 13,156,491   $         --
                                                            ============   ============
Stockholders' equity:
  Preferred stock, $1.00 par value, 5,000,000 shares
     authorized on a pro forma basis, none outstanding on
     a pro forma basis....................................  $         --   $         --
  Class A common stock, $1.00 par value, 100,000,000
     shares authorized on a pro forma basis, 19,654,248
     shares outstanding on a pro forma basis..............            --     19,654,248
  Class B common stock, $1.00 par value, 100,000,000
     shares authorized on a pro forma basis, 21,201,482
     shares outstanding on a pro forma basis..............            --     21,201,482
  Additional paid-in capital..............................            --     63,091,761
                                                            ------------   ------------
          Total stockholders' equity......................  $         --   $103,947,491
                                                            ============   ============

7. COMMITMENTS

     Operating Leases. The Company leases office facilities and equipment under non-cancelable operating leases. In August 1999, the Company entered into a lease agreement, which expires in 2006, for additional office facilities for its Atlanta, Georgia headquarters. In addition, the Company signed lease agreements during 1999 for office space for its regional sales operations, with various expiration dates through 2004.

     Future minimum lease payments under non-cancelable operating leases, including the August 1999 lease, are as follows:

2000........................................................  $1,098,168
2001........................................................   1,239,445
2002........................................................   1,208,633
2003........................................................   1,039,870
2004........................................................   1,046,444
Thereafter..................................................   1,649,517
                                                              ----------
                                                              $7,282,077
                                                              ==========

                              AUTOTRADER.COM, LLC

     Total rental expense was $0, $42,677 and $273,394 for the period from October 1, 1997 to December 31, 1997 and the years ended December 31, 1998 and 1999, respectively.

     Other Agreements. In April 1999, the Company entered into a marketing agreement with America Online ("AOL"), whereby AOL will provide the Company with certain promotions, primarily rotating banner advertisements, within certain automotive pages on AOL's Web site for a period of 26 months. The Company agreed to pay AOL $17,000,000 (which is being recognized ratably as sales and marketing expense over the term of the agreement), $8.5 million of which remains to be paid in 2000.

     In addition, the Company has entered into non-cancelable agreements with several other Internet media companies to purchase certain promotional rights and linkage with the media companies and to purchase certain advertising. The Company has also entered into non-cancelable agreements with several companies to purchase Web-based content for the Company's Web site. Future scheduled payments under these agreements are approximately $2,188,000 for the year 2000 and $8,500 thereafter.

8. EMPLOYEE BENEFITS PLANS

     All full-time employees of the Company hired prior to December 1, 1999 are eligible to participate in Cox's funded, qualified, defined-benefit pension plan. Certain key employees also participate in Cox's unfunded, nonqualified supplemental pension plan. These plans call for benefits to be paid to eligible employees at retirement based primarily upon years of service with the Company and compensation rates near retirement. Pension expense allocated to the Company by Cox under the qualified and nonqualified plans was $5,514, $74,935 and $207,835 for the period from October 1, 1997 to December 31, 1997 and the years ended December 31, 1998 and 1999, respectively.

     The funded status of the portion of the Cox qualified plan covering the employees of the Company is not determinable. The estimated fair value of qualified plan assets exceeds the projected benefit obligation for the qualified pension plan of Cox as of December 31, 1998 and 1999. The weighted-average discount rate used to measure the 1999 projected benefit obligation is 8.0% (6.75% in 1998), the rate of increase in future compensation levels is 5.75% (4.5% in 1998) and the expected long-term rate of return on assets is 9.0% (9.0% in 1998).

     In addition to pension benefits, Cox provides certain health care and life insurance benefits to substantially all retirees. Net periodic postretirement expense allocated to the Company by Cox was $669, $2,000 and $11,653 for the period from October 1, 1997 to December 31, 1997 and the years ended December 31, 1998 and 1999, respectively.

     Actuarial assumptions used to determine the accumulated postretirement benefit obligation include a discount rate of 8.0% (6.75% in 1998) and an expected long-term rate of return on plan assets of 9.0% (9.0% in 1998). The weighted-average assumed rate of increase in the per capita cost of covered health care benefits (i.e., health care cost trend rate) for retirees prior to age 65 is 9.5% (10.0% in 1998), gradually decreasing to 5.5% (5.5% in 1998) by 2007, and remaining level thereafter. For retirees at age 65 or later, this rate decreases to 5.0% (5.0% in 1998) by 2008. A one-percent change in the assumed health care cost trend rate would have the following effects on the Cox plan (the Company's specific portion of the plan is not determinable) as of December 31, 1999:

                                                                    ONE PERCENT
                                                              ------------------------
                                                               INCREASE     DECREASE
                                                              ----------   -----------
Effect on service and interest cost components..............  $  503,000   $  (479,000)
Effect on other postretirement benefit obligations..........   6,208,000    (5,470,000)

     In addition, certain of the Company's employees are eligible to participate in the qualified 401(k) savings plan of Cox. Under the terms of the 401(k) plan, the Company matches 50% of employee

                              AUTOTRADER.COM, LLC
contributions up to a maximum percentage of the employee's eligible compensation. The Company's expense under the 401(k) plan was $1,085, $4,484 and $70,672 for the period from October 1, 1997 to December 31, 1997 and the years ended December 31, 1998 and 1999, respectively.

9. UNIT-BASED COMPENSATION

     Effective October 19, 1999, the Company established the 1999 AutoTrader.com Long-Term Incentive Plan (the "Plan") to provide opportunities for certain individuals to participate in the appreciation in value of the Company. The Plan is administered by a committee (the "Compensation Committee") appointed by the Management Committee. In connection with the adoption of the Plan, the Compensation Committee reserved 3,600,000 units for awards under the Plan. Awards may be granted to employees (including employees who are also directors), consultants or independent contractors of the Company.

  Employee Unit Options

     In accordance with the terms of the Plan, the Company has granted certain employee unit options (the "Employee Options") that become fully vested and exercisable on January 1, 2005; however, the vesting and exercise provisions of the Employee Options are subject to acceleration if the Company successfully completes an initial public offering of its stock (see Note 13). If the Company remains private, the Employee Options will expire on March 31, 2005. If the Company completes an initial public offering, the Employee Options will remain exercisable for a period of ten years from the date of grant. The exercise price of the Employee Options equals the fair value of the underlying units at the date of grant.

     Employee Option activity under the Plan is as follows:

                                                                          WEIGHTED-
                                                                           AVERAGE
                                                               OPTIONS    EXERCISE
                                                               GRANTED      PRICE
                                                              ---------   ---------
Outstanding at January 1, 1999..............................         --        --
Granted.....................................................  1,552,500     $5.38
Exercised...................................................         --        --
Cancelled...................................................    (63,000)     5.38
                                                              ---------     -----
Outstanding at December 31, 1999............................  1,489,500     $5.38
                                                              =========     =====
Options exercisable at December 31, 1999....................         --
                                                              =========
Weighted-average grant-date fair value of options granted
  during 1999...............................................  $    1.42
                                                              =========

     The fair value of each Employee Option is estimated using the Black-Scholes Option Pricing Model with the following assumptions: dividend yield of 0%, risk-free interest rate of 6.31% and an expected life of 5.0 years. As permitted under the provision of SFAS No. 123, "Accounting for Stock-Based Compensation," and based on the historical lack of a public market of the Company's units, no factor for volatility has been reflected in the Employee Option pricing calculation.

     The following table summarizes information about Employee Options outstanding under the Plan at December 31, 1999:

                            OPTIONS OUTSTANDING                 OPTIONS EXERCISABLE
                 ------------------------------------------   -----------------------
                                  WEIGHTED-       WEIGHTED-                 WEIGHTED-
                                   AVERAGE         AVERAGE                   AVERAGE
                   NUMBER         REMAINING       EXERCISE      NUMBER      EXERCISE
EXERCISE PRICE   OUTSTANDING   CONTRACTUAL LIFE     PRICE     OUTSTANDING     PRICE
--------------   -----------   ----------------   ---------   -----------   ---------
    $5.38         1,489,500       5.25 years        $5.38         --           --

                              AUTOTRADER.COM, LLC

     Because the exercise price of the Employee Options was equal to the fair value of the underlying units at the date of grant, compensation expense has not been recognized for Employee Options.

     The pro forma effect on the Company's net loss and pro forma basic and diluted net loss per unit, had such options been accounted for using the fair value method prescribed by SFAS No. 123, is as follows:

                                                              YEAR ENDED
                                                             DECEMBER 31,
                                                                 1999
                                                             ------------
Net loss:
  As reported..............................................  $(46,715,473)
  Pro forma................................................   (46,796,816)
Pro forma basic and diluted net loss per unit:
  As reported..............................................  $      (2.51)
  Pro forma................................................         (2.51)

  Non-Employee Unit Options

     In accordance with the terms of the Plan, the Company has granted 404,600 options to select employees of certain affiliated companies (the "Non-Employee Options") that were fully vested on the date of grant, become exercisable on January 1, 2005 and expire on March 31, 2005. However, the exercise provisions of the Non-Employee Options are subject to acceleration if the Company successfully completes an initial public offering of its stock. The exercise price of the Non-Employee Options is $5.38 per unit, which equals the estimated fair value of the underlying units at the date of grant. The Non-Employee Options have been accounted for using the fair value method prescribed by SFAS No. 123 and the consensus reached by the EITF in Issue No. 96-18. The weighted-average grant-date fair value of Non-Employee Options granted during the year ended December 31, 1999 was $2.46, which was estimated using the Black-Scholes Option Pricing Model with the following assumptions: dividend yield of 0%, risk-free interest rate of 6.17%, volatility of 50% and an expected life of 4.0 years. The Company recognized compensation expense related to these awards of $995,316 for the year ended December 31, 1999.

  Employee and Non-Employee Unit Appreciation Rights

     In accordance with the terms of the Plan, the Company has granted an aggregate of 49,900 unit appreciation rights ("UARs") to certain employees of the Company ("Employee UARs"), as well as to select employees of certain affiliated companies ("Non-Employee UARs"), each of which entitle the respective holder to receive a cash payment equal to any appreciation in value of one of the Company's units above a fixed exercise price that equals the fair value of the underlying units at the date of grant. The Employee and Non-Employee UARs expire on January 1, 2005 and March 31, 2005, respectively. Compensation cost is recognized based on the appreciation that will be paid to the holder upon exercise of the UAR in accordance with FASB Interpretation No. 28, "Accounting for Stock Appreciation Rights and Other Variable Stock Option or Award Plans." Because there has been no appreciation in the estimated fair value of the underlying units, the Company has not recognized compensation expense related to these awards for any of the periods presented in the accompanying financial statements.

10. COX UNIT APPRECIATION PLAN

     Certain of the executives and key employees of the Company participate in the Cox Unit Appreciation Plan that provides for payment of benefits in the form of shares of Cox common stock, cash, or both, generally five years after the date of award. Unit benefits are based on the excess, if any, over a base amount (value of award) of the fair value of a share of Cox common stock five years after the effective date of award. Fair values are determined by independent appraisal. The plans provide for a

                              AUTOTRADER.COM, LLC
maximum unit benefit of 150% of the base amount, and benefits vest over the five-year period following the date of award. Amounts charged to general and administrative expense for the Company's employees were $6,145, $154,645 and $1,034,577 for the period from October 1, 1997 to December 31, 1997 and the years ended December 31, 1998 and 1999, respectively. Amounts accrued under the plans were $183,825 and $2,099,689 as of December 31, 1998 and 1999,
respectively, and are included in accrued incentive compensation in the accompanying balance sheets. In connection with the Offering (see Note 13), the UAP liability is expected to be settled through the issuance of shares of restricted Class A common stock based on the Offering price.

11. TRANSACTIONS WITH AFFILIATED COMPANIES

     Manheim and Cox provide certain management services to the Company, including legal, corporate secretarial, tax, cash management (see Note 4), internal audit, risk management, benefits administration, business development and other support services. The Company was allocated expenses for the period from October 1, 1997 to December 31, 1997 and the years ended December 31, 1998 and 1999 of approximately $5,625, $325,712 and $396,278, respectively, related to these services and office facilities. Allocated expenses are based on Cox's estimate of expenses relative to the services provided to the Company in relation to those provided to other divisions of Cox. Office facilities expense is allocated based on occupied space. Management believes that these allocations were made on a reasonable basis. However, the allocations are not necessarily indicative of the level of expenses that might have been incurred had the Company contracted directly with third parties. Management has not made a study or any attempt to obtain quotes from third parties to determine what the cost of obtaining such services from third parties would have been. Such fees and expenses are subject to change in future periods. The amounts due to Cox represent the net of various transactions, including those described above, and are classified as long-term because the Company has the ability and the intent to refinance these obligations on a long-term basis. Outstanding amounts due to Cox carried interest at 40 basis points above Cox's commercial paper borrowing rate.

     Prior to August 20, 1999, the Company paid commissions to ADP relating to sales transactions with ADP customers. Sales commissions of $52,539 and $1,354,201 were paid to ADP in 1998 and 1999, respectively. These transactions ceased subsequent to August 20, 1999.

     The intangible assets acquired from Trader (the "Trader Assets") in exchange for 7,084,000 units (see Note 1) are comprised of (i) Trader's existing and ongoing access to preowned automobile classified listings and photos appearing in Trader's automotive print publications for a period of ten years,
(ii) a license to use certain marks, trade names and domain names, including www.autotrader.com, and (iii) certain dealer and Web site service agreements. The license terminates on the earlier of December 31, 2049 or upon the occurrence of certain termination events. The Company has accounted for the contribution of the Trader Assets at Trader's historical cost basis of zero, in accordance with Staff Accounting Bulletin No. 48, "Transfers of Nonmonetary Assets by Promoters or Shareholders."

     In August 1999, the Company entered into a service agreement to exchange certain cross-promotional services with Trader for a period of ten years as follows:

     - Trader will provide prominent promotion of the Company's Web site throughout Trader's non-automotive Web sites and automotive print publications; and

     - the Company will provide (i) co-branding of each automotive listing provided by Trader and (ii) banner advertisements, graphic links and certain search functionality to direct visitors to Trader's non-automotive Web sites.

The Company has accounted for the service agreement with Trader as an advertising barter transaction in accordance with EITF Issue No. 99-17, "Accounting for Advertising Barter Transactions," which specifies

                              AUTOTRADER.COM, LLC
that barter revenue and barter expense may be recognized to the extent the reporting entity has a history of similar cash transactions. The Company analyzed the nature of the services to be provided under the service agreement with Trader and concluded that it did not have an adequate history of similar cash transactions. Accordingly, the Company has not recognized any barter revenue or barter expense in the accompanying statement of operations for the year ended December 31, 1999 related to its service agreement with Trader.

     Also in August 1999, the Company and Manheim entered into a ten-year data contribution agreement whereby Manheim agreed to provide the Company with certain information related primarily to vehicles sold through its North American auctions, including a digital photo image. The agreement also requires Manheim, at its own expense, to prominently promote the Company at its North American auctions. Manheim can terminate this agreement at any time after August 2004 if its voting interest in the Company falls below 50%. The incremental costs allocated by Manheim to the Company during 1999 in connection with this agreement were nominal.

     Also in August 1999, the Company and ADP entered into a data contribution agreement whereby ADP agreed to provide on-going automotive inventory polling services in exchange for (i) a transaction-based fee, along with an initial set-up fee for each dealer and (ii) access to the Company's database of vehicle information. The Company recognized approximately $141,000 in sales and marketing expense related to this agreement for the year ended December 31, 1999.

12. UNAUDITED QUARTERLY FINANCIAL INFORMATION

     The following table sets forth selected historical unaudited quarterly financial information of the Company. This information is derived from unaudited quarterly financial statements of the Company and includes, in the opinion of management, only normal and recurring adjustments that management considers necessary for a fair presentation of the results for such periods.

                                                                      1998
                                              -----------------------------------------------------
                                                  1ST           2ND           3RD           4TH
                                                QUARTER       QUARTER       QUARTER       QUARTER
                                              -----------   -----------   -----------   -----------
Revenues....................................  $   154,518   $   182,012   $   273,711   $   417,667
Cost of revenues............................       15,675        52,271       157,508       156,210
                                              -----------   -----------   -----------   -----------
Gross profit................................      138,843       129,741       116,203       261,457
                                              -----------   -----------   -----------   -----------
Operating expenses:
  Product development and technology........    2,291,091     3,194,663     2,024,764     1,091,549
  Sales and marketing.......................    2,063,993     2,543,481     3,612,146     3,129,949
  General and administrative................      445,806       824,035       791,534     1,058,941
  Depreciation and amortization.............       20,576        59,698        99,711       108,711
                                              -----------   -----------   -----------   -----------
          Total operating expenses..........    4,821,466     6,621,877     6,528,155     5,389,150
                                              -----------   -----------   -----------   -----------
Loss from operations........................  $(4,682,623)  $(6,492,136)  $(6,411,952)  $(5,127,693)
                                              ===========   ===========   ===========   ===========
Net loss....................................  $(4,682,623)  $(6,494,500)  $(6,411,952)  $(5,127,693)
                                              ===========   ===========   ===========   ===========

Pro forma basic and diluted net loss per
  unit......................................  $     (0.33)  $     (0.46)  $     (0.45)  $     (0.36)
                                              ===========   ===========   ===========   ===========

                              AUTOTRADER.COM, LLC

                                                                     1999
                                            -------------------------------------------------------
                                                1ST           2ND           3RD            4TH
                                              QUARTER       QUARTER       QUARTER        QUARTER
                                            -----------   -----------   ------------   ------------
Revenues..................................  $   522,395   $   793,641   $  1,513,195   $  2,353,577
Cost of revenues..........................      384,404       294,468        349,851        440,722
                                            -----------   -----------   ------------   ------------
Gross profit..............................      137,991       499,173      1,163,344      1,912,855
                                            -----------   -----------   ------------   ------------
Operating expenses:
  Product development and technology......    1,341,036     1,656,505      1,954,046      2,015,836
  Sales and marketing.....................    4,564,381     5,546,525     10,544,679     14,988,114
  General and administrative..............    1,801,799     1,293,852      1,577,895      2,738,159
  Depreciation and amortization...........      113,146       121,013        193,382        398,548
                                            -----------   -----------   ------------   ------------
          Total operating expenses........    7,820,362     8,617,895     14,270,002     20,140,657
                                            -----------   -----------   ------------   ------------
Loss from operations......................  $(7,682,371)  $(8,118,722)  $(13,106,658)  $(18,227,802)
                                            ===========   ===========   ============   ============
Net loss..................................  $(7,778,228)  $(8,033,893)  $(12,941,563)  $(17,961,789)
                                            ===========   ===========   ============   ============

Pro forma basic and diluted net loss per
  unit....................................  $     (0.55)  $     (0.57)  $      (0.66)  $      (0.68)
                                            ===========   ===========   ============   ============

13. SUBSEQUENT EVENTS

     In January 2000, the Company entered into an annual advertising agreement with Greenlight.com to promote Greenlight.com's new car listing through banner advertisements and linking services on the Company's Web site at a current rate of $35,000 per month. A Member of the Company, KPCB, has an approximate 38% ownership interest in Greenlight.com.

     In February and March 2000, the Management Committee requested additional capital contributions from the Members in the aggregate amount of approximately $81.6 million. Such additional capital contributions were requested from all Members, with each Member having the option to contribute its pro rata share of the total capital contribution based on such Members' ownership percentage. Because certain Members elected not to participate, their respective ownership interests were diluted on a pro rata basis.

     In March 2000, the Company entered into a marketing arrangement with eBay to jointly engage in the development and operation of an online auction-style trading service of used vehicles through a new co-branded Web site. eBay will pay to the Company a commission of 50% of gross revenues received by eBay for advertising, listing and success fees, and fees for related automotive services (such as financing, insurance, and shipping services) that are offered through the co-branded Web site. The agreement also requires the Company to pay to eBay a marketing fee of at least $32.5 million, payable in periodic installments over the three-year term of the arrangement. At the same time, eBay purchased a 3.3% ownership interest in the Company for approximately $9.2 million.

     In April 2000, the Members authorized the filing of a registration statement with the Securities and Exchange Commission that would permit the Company to sell up to 7,475,000 shares of common stock in connection with the Offering. Upon completion of the Offering, the Company will complete a reorganization transaction in order to have AutoTrader.com, Inc., a newly formed, wholly owned subsidiary of the Company, succeed to the business of the Company (the "Reorganization"). In connection with the Reorganization, the Company will merge into AutoTrader.com, Inc., with AutoTrader.com, Inc. remaining as the surviving entity. Holders of membership units in the Company will exchange all of their units for Class A and Class B common stock of AutoTrader.com, Inc. on a one-for-one basis.

                          INDEPENDENT AUDITORS' REPORT

To the Shareholder of Intellisoft Development Corporation:

     We have audited the accompanying balance sheets of Intellisoft Development Corporation ("Intellisoft") as of December 31, 1998 and October 31, 1999, and the related statements of operations, shareholder's equity and cash flows for the year ended December 31, 1998 and for the ten month period ended October 31, 1999. These financial statements are the responsibility of Intellisoft's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, such financial statements present fairly, in all material respects, the financial position of Intellisoft as of December 31, 1998 and October 31, 1999 and the results of its operations and its cash flows for the year ended December 31, 1998 and for the ten month period ended October 31, 1999, in conformity with accounting principles generally accepted in the United States of America.

Atlanta, Georgia
March 17, 2000

                      INTELLISOFT DEVELOPMENT CORPORATION

                                 BALANCE SHEETS

                                                              DECEMBER 31,   OCTOBER 31,
                                                                  1998          1999
                                                              ------------   -----------
                                         ASSETS
Current assets:
  Cash and cash equivalents.................................    $101,907      $117,046
  Accounts receivable, less allowance for doubtful accounts
     of $12,256 and $39,860, respectively...................     135,065       118,113
                                                                --------      --------
          Total current assets..............................     236,972       235,159

Property and equipment, net.................................      49,572        77,866
Other noncurrent assets.....................................       2,500         1,667
                                                                --------      --------
          Total assets......................................    $289,044      $314,692
                                                                ========      ========

                          LIABILITIES AND SHAREHOLDER'S EQUITY
Current liabilities:
  Accounts payable and accrued expenses.....................    $ 42,496      $ 91,781
                                                                --------      --------

Shareholder's equity:
  Common stock, $1 par value, 100,000 shares authorized,
     1,000 shares issued and outstanding....................       1,000         1,000
  Retained earnings.........................................     245,548       221,911
                                                                --------      --------
          Total shareholder's equity........................     246,548       222,911
                                                                --------      --------
          Total liabilities and shareholder's equity........    $289,044      $314,692
                                                                ========      ========

                       See notes to financial statements.

                      INTELLISOFT DEVELOPMENT CORPORATION

                            STATEMENTS OF OPERATIONS

                                                                             TEN MONTHS
                                                               YEAR ENDED       ENDED
                                                              DECEMBER 31,   OCTOBER 31,
                                                                  1998          1999
                                                              ------------   -----------
Revenues....................................................    $894,986     $1,292,516
Cost of revenues............................................      97,054        156,831
                                                                --------     ----------
Gross profit................................................     797,932      1,135,685
                                                                --------     ----------
Expenses:
  Product development and technology........................      60,064         30,751
  Sales and marketing.......................................      66,702         94,007
  General and administrative................................     406,051        663,134
  Depreciation and amortization.............................      14,838         24,074
                                                                --------     ----------
          Total operating expenses..........................     547,655        811,966
                                                                --------     ----------
Income from operations......................................     250,277        323,719
Other income, net...........................................         201            933
                                                                --------     ----------
Net income..................................................    $250,478     $  324,652
                                                                ========     ==========

                       See notes to financial statements.

                      INTELLISOFT DEVELOPMENT CORPORATION

                       STATEMENTS OF SHAREHOLDER'S EQUITY

                                                                                       TOTAL
                                                              COMMON   RETAINED    SHAREHOLDER'S
                                                              STOCK    EARNINGS       EQUITY
                                                              ------   ---------   -------------
Balance, December 31, 1997..................................  $1,000   $ 108,650     $ 109,650
  Distributions to shareholder..............................            (113,580)     (113,580)
  Net income................................................             250,478       250,478
                                                              ------   ---------     ---------
Balance, December 31, 1998..................................  1,000      245,548       246,548
  Distributions to shareholder..............................            (348,289)     (348,289)
  Net income................................................             324,652       324,652
                                                              ------   ---------     ---------
Balance, October 31, 1999...................................  $1,000   $ 221,911     $ 222,911
                                                              ======   =========     =========

                       See notes to financial statements.

                      INTELLISOFT DEVELOPMENT CORPORATION

                            STATEMENTS OF CASH FLOWS

                                                                              TEN MONTHS
                                                               YEAR ENDED       ENDED
                                                              DECEMBER 31,   OCTOBER 31,
                                                                  1998           1999
                                                              ------------   ------------
Cash flows from operating activities:
  Net income................................................   $ 250,478      $ 324,652
  Adjustments to reconcile net income to net cash provided
     by operating activities:
     Depreciation and amortization..........................      14,838         24,074
     Changes in assets and liabilities:
       (Increase) decrease in accounts receivable...........     (86,255)        16,952
       Increase in accounts payable and accrued expenses....      22,057         49,285
                                                               ---------      ---------
          Net cash provided by operating activities.........     201,118        414,963
                                                               ---------      ---------

Cash flows from investing activities:
  Additions to property and equipment.......................     (27,342)       (51,535)
                                                               ---------      ---------

Cash flows from financing activities:
  Distributions to shareholder..............................    (113,580)      (348,289)
                                                               ---------      ---------

Net increase in cash and cash equivalents...................      60,196         15,139
Cash and cash equivalents at beginning of period............      41,711        101,907
                                                               ---------      ---------
Cash and cash equivalents at end of period..................   $ 101,907      $ 117,046
                                                               =========      =========

                       See notes to financial statements.

                      INTELLISOFT DEVELOPMENT CORPORATION

                         NOTES TO FINANCIAL STATEMENTS

1. THE COMPANY

     Intellisoft Development Corporation (d/b/a World Wide Wheels) ("Intellisoft") is an Illinois S corporation that publishes, designs, maintains and manages various Web sites for, and provides marketing services to, automobile dealerships and automotive-related customers. Founded in the metro Chicago area in 1995, World Wide Wheels also maintains and manages its own Web sites, www.wwwheels.com and www.specialcar.com.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Cash and Cash Equivalents. Cash equivalents include all highly liquid assets with original maturities of three months or less. The carrying amounts reported in the accompanying balance sheets approximate fair value.

     Property and Equipment. Property and equipment are carried at cost less accumulated depreciation. Depreciation is computed using the straight-line method over the useful lives of three to five years. Expenditures for maintenance and repairs are charged to expense as incurred.

     Long-Lived Assets. Long-lived assets and certain intangibles to be held and used by an entity are required to be reviewed for impairment when events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable based on expected future undiscounted cash flows. If impairment has occurred, the asset is required to be written down to fair value. Long-lived assets and certain intangibles to be disposed of are required to be reported at the lower of carrying amount or fair value less cost to sell.

     Revenue Recognition. Substantially all revenues consist of fees paid by subscribing dealers and advertisers. Dealer fees are comprised of an initial set-up fee and a monthly hosting fee for maintaining the dealer's data on the Web site. Fees are charged on a month-to-month basis and revenue is recognized when the related services are performed. Intellisoft does not currently recognize revenue related to barter advertising arrangements because the value of such arrangements cannot be validated by reference to similar cash transactions.

     Web Site Development Costs. Prior to January 1, 1999, Web site development costs were expensed as incurred. Effective January 1, 1999, Intellisoft adopted a policy that any software-related costs of Web sites will be capitalized in accordance with AICPA Statement of Position No. 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use," and amortized over their estimated useful life. However, no such costs were incurred in 1999. Costs related to routine Web site maintenance are expensed as incurred.

     Advertising Costs. Advertising costs are expensed as incurred and totaled approximately $134,000 and $208,000 for the year ended December 31, 1998 and the ten months ended October 31, 1999, respectively. Intellisoft does not incur any significant direct-response advertising costs.

     Income Taxes. Intellisoft has no provision for income taxes due to its status as an S corporation. For tax purposes, all earnings and losses of Intellisoft flow through to its shareholder.

     Fair Value of Financial Instruments. Carrying amounts of certain of Intellisoft's financial instruments, including accounts receivable and accounts payable and accrued expenses, approximate fair value due to their short maturities.

     Concentration of Credit Risk. Financial instruments that potentially subject Intellisoft to significant concentrations of credit risk consist primarily of accounts receivable. Accounts receivable have primarily been derived from fees billed to subscribing dealers. Intellisoft generally requires no collateral to support customer receivables. Intellisoft maintains reserves for potential credit losses. Historically, such losses have

                      INTELLISOFT DEVELOPMENT CORPORATION
been minor and within management's expectations. As of December 31, 1998 and October 31, 1999, no subscribing dealer accounted for greater than 10% of accounts receivable. For all periods presented in the accompanying statements of operations, no subscribing dealer accounted for greater than 10% of revenues.

     Use of Estimates. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. PROPERTY AND EQUIPMENT

                                                              DECEMBER 31,   OCTOBER 31,
                                                                  1998          1999
                                                              ------------   -----------
Computer equipment and software.............................    $ 77,141      $100,525
Leasehold improvements......................................          --         5,088
Other equipment.............................................       2,941        26,004
                                                                --------      --------
  Property and equipment, at cost...........................      80,082       131,617
Less accumulated depreciation...............................     (30,510)      (53,751)
                                                                --------      --------
  Net property and equipment................................    $ 49,572      $ 77,866
                                                                ========      ========

4.  COMMITMENTS AND CONTINGENCIES

     Intellisoft has entered into cancelable and non-cancelable agreements with several Internet media companies to purchase certain exclusive promotional rights and linkage with the media companies and to purchase certain advertising. Intellisoft has also entered into cancelable agreements with several companies to purchase Web-based content for Intellisoft's Web site.

5.  RELATED PARTY TRANSACTIONS

     Intellisoft leased office facilities from Intellisoft's shareholder during a portion of 1999. Total rental payments of $35,000 were made to Intellisoft's shareholder during the ten months ended October 31, 1999.

     Total rental expense was $12,000 for the year ended December 31, 1998 and $38,000 for the ten months ended October 31, 1999.

6.  SUBSEQUENT EVENTS

     Intellisoft entered into an agreement on November 1, 1999 to sell substantially all of Intellisoft's assets to AutoTrader.com, LLC. In addition to initial cash proceeds of approximately $4.1 million, the acquisition agreement provides for up to $1.0 million of contingent consideration to be received upon the attainment of certain performance criteria.

                              AUTOTRADER.COM, LLC

               UNAUDITED PRO FORMA COMBINED FINANCIAL INFORMATION

     The following unaudited pro forma combined financial information has been derived from the historical financial statements of AutoTrader.com, LLC (the "Company") and Intellisoft Development Corporation ("Intellisoft"). The unaudited pro forma combined statement of operations for the year ended December 31, 1999 has been presented as if the acquisition of Intellisoft had been consummated on January 1, 1999. The Company acquired Intellisoft on November 1, 1999.

     The unaudited pro forma combined financial information gives effect to the acquisition of Intellisoft under the purchase method of accounting for business combinations and is based upon the assumptions and adjustments described in the accompanying notes to the unaudited pro forma combined financial information presented on the following pages. A final determination of required purchase accounting adjustments, including the allocation of the purchase price to the assets acquired and liabilities assumed based on their respective fair values, has not yet been made. Accordingly, the purchase accounting adjustments made in connection with the development of the unaudited pro forma combined financial information are preliminary. Upon determination of the final fair values of certain assets and liabilities, the actual financial position and results of operations may differ from the unaudited pro forma combined amounts because of a variety of factors, including availability of additional information and changes in values not currently identified. However, the Company does not expect that such final determination will have a material impact on its financial position or results of operations.

     The pro forma adjustments do not reflect any operating efficiencies and cost savings that the Company may achieve with respect to the combined companies. The pro forma adjustments do not include any adjustments to historical revenues for any future price changes nor any adjustments to operating, marketing and general and administrative expenses for any future operating changes.

     The unaudited pro forma combined results are not necessarily indicative of the financial position or operating results that would have occurred had the acquisition of Intellisoft been consummated on the date, or at the beginning of the period, for which such acquisition has been given effect. In addition, the unaudited pro forma combined results are not necessarily indicative of the combined results of future operations.

                              AUTOTRADER.COM, LLC

              UNAUDITED PRO FORMA COMBINED STATEMENT OF OPERATIONS
                          YEAR ENDED DECEMBER 31, 1999

                                                                                                  PRO FORMA
                                         AUTOTRADER.COM(1)   INTELLISOFT(1)   ADJUSTMENTS(2)        TOTAL
                                         -----------------   --------------   --------------     ------------
Revenues:
  Dealer services......................    $  2,929,268        $1,292,516       $      --        $  4,221,784
  Advertising..........................       1,164,933                --              --           1,164,933
  E-commerce...........................       1,088,607                --              --           1,088,607
                                           ------------        ----------       ---------        ------------
         Total revenues................       5,182,808         1,292,516              --           6,475,324
Cost of revenues.......................       1,469,445           156,831              --           1,626,276
                                           ------------        ----------       ---------        ------------
Gross profit...........................       3,713,363         1,135,685              --           4,849,048
                                           ------------        ----------       ---------        ------------
Operating expenses:
  Product development and technology...       6,967,423            30,751              --           6,998,174
  Sales and marketing..................      35,643,699            94,007              --          35,737,706
  General and administrative...........       7,411,705           663,134          53,333(3)        8,128,172
  Depreciation and amortization........         826,089            24,074         682,854(4)        1,533,017
                                           ------------        ----------       ---------        ------------
         Total operating expenses......      50,848,916           811,966         736,187          52,397,069
                                           ------------        ----------       ---------        ------------
Income (loss) from operations..........     (47,135,553)          323,719        (736,187)        (47,548,021)
Other income, net......................         420,080               933                             421,013
                                           ------------        ----------       ---------        ------------
Net income (loss)......................    $(46,715,473)       $  324,652       $(736,187)       $(47,127,008)
                                           ============        ==========       =========        ============
Pro forma per unit data:
  Basic and diluted net loss per
    unit...............................    $      (2.51)                                         $      (2.53)
                                           ============                                          ============
  Weighted-average units outstanding...      18,625,140                                            18,625,140
                                           ============                                          ============

       See notes to unaudited pro forma combined statement of operations.

                              AUTOTRADER.COM, LLC

                     NOTES TO UNAUDITED PRO FORMA COMBINED
                            STATEMENT OF OPERATIONS

(1) Represents historical revenues and expenses of the Company for the year ended December 31, 1999 and of Intellisoft for the ten-month period ended October 31, 1999. The Company acquired Intellisoft on November 1, 1999. Accordingly, the historical revenues and expenses of Intellisoft for the period subsequent to October 31, 1999 through December 31, 1999 are reflected in the Company's historical amounts.

(2) The following adjustments are presented to reflect the effects of recording the Intellisoft acquisition and applying purchase accounting to the accounts of Intellisoft. A summary of the basis for these adjustments is as follows:

Cash purchase price.........................................  $4,100,000
                                                              ----------
Allocation of purchase price to net tangible assets
  acquired:
  Less: Estimated fair value of net tangible assets
     acquired...............................................     (79,533)
  Add: Direct acquisition costs.............................      76,657
                                                              ----------
Excess of purchase price over net tangible assets
  acquired..................................................  $4,097,124
                                                              ==========

     In addition, the acquisition agreement provides for up $1.0 million of contingent consideration as follows:

     (a) One payment of $333,333 was paid to the previous owner in January 2000 in exchange for continued employment through December 31, 1999. This payment has been recognized as compensation expense in the historical statement of operations of the Company for the year ended December 31, 1999.

     (b) Two additional payments of $333,333 each to be paid in February 2001 and 2002 are contingent upon the attainment of certain performance criteria and will be accounted for as contingent purchase price in accordance with APB Opinion No. 16, "Business Combinations" if and when it becomes probable beyond reasonable doubt that such performance criteria will be attained.

(3) To record incremental compensation expense arising from employment agreements that were entered into by the previous owner of Intellisoft with the Company in conjunction with the acquisition as follows:

Annual base compensation of $250,000 to be paid under the
  employment agreement entered into in conjunction with the
  acquisition and prorated for the ten-month period ended
  October 31, 1999..........................................  $208,333
Less: Compensation expense recorded in Intellisoft's
  historical financial statements for the ten-month period
  ended October 31, 1999....................................  (155,000)
                                                              --------
Incremental compensation expense............................  $ 53,333
                                                              ========

(4) To record amortization expense related to the intangible assets arising from the Intellisoft acquisition using an estimated life of five years as follows:

Excess of purchase price over net tangible assets acquired
  (see Note 2)..............................................  $4,097,124
                                                              ==========
Straight-line amortization expense over five years and
  prorated for the ten-month period ended October 31,
  1999......................................................  $  682,854
                                                              ==========

INSIDE BACK COVER

                                   [ARTWORK]

                  THE BIGGEST, BEST PARTNERSHIPS ON THE PLANET

         Some of the world's leading businesses are partnering with AutoTrader.com to make it the "biggest, best used car site on the planet."


                        [LOGO OF COX ENTERPRISES, INC.]

         Cox Enterprises is one of the nation's leading media companies with major subsidiaries including: Manheim Auctions, Cox Newspapers, Inc., Cox Broadcasting, Inc., Cox Radio, Inc., Cox Communications, Inc., and Cox Interactive Media, Inc. Cox has been a pioneer in media for over 100 years.

                     [LOGO OF LANDMARK COMMUNICATIONS INC.]

         Landmark Communications Inc., a leading media company, has extensive holdings in newspapers, cable networks, TV stations, print publications and the Internet.
                        [LOGO OF MANHEIM AUCTIONS]

         Manheim Auctions, the world's largest wholesale auto auction company, has partnered exclusively with AutoTrader.com, providing access to the largest network of dealers and millions of vehicle listings and images.

                      [LOGO OF TRADER PUBLISHING]

         Trader Publishing, a joint venture of Cox and Landmark, is the largest publisher of auto classified magazines and provides exclusive listings, images and promotional support to AutoTrader.com.

                   [LOGO OF KLEINER PERKINS CAUFIELD & BYERS]

         Kleiner Perkins Caufield & Byers, a leading investment company has invested in Internet leaders such as AOL and Amazon.com. They offer AutoTrader.com unparalleled Internet experience and insight.

                                 [LOGO OF ADP]

         ADP, the leading provider of dealer management systems, has made an exclusive partnership with AutoTrader.com to poll dealer inventories in order to make the site the most comprehensive listings source.

                                 [LOGO OF eBay]

         eBay, the world's largest personal trading community, and pioneer of person-to-person on-line trading, has teamed up exclusively with AutoTrader.com to launch a co-branded site called ebay-autotrader.com.

                                   [ARTWORK]

       BUILDING ONE OF THE BIGGEST, BEST INTERNET BRANDS ON THE PLANET.

         Using a multi-media marketing effort to reach millions of used car buyers and sellers, AutoTrader.com is committed to building a long-term brand.

            [picture from "Whoosh" television advertisement showing
                    a customer searching for a used vehicle]

                                    "Whoosh"

         A 30 second television spot first appeared during Super Bowl 2000 to initiate AutoTrader.com's branding campaign.

                      [logos of distribution partners]

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     The following table sets forth the various expenses in connection with the sale and distribution of the securities being registered, other than the underwriting discounts and commissions. All amounts shown are estimates except for the Securities and Exchange Commission registration fee, the NASD filing fee and the Nasdaq National Market application fee. All of these fees are being paid by AutoTrader.com.

Registration Fee............................................  $ 26,400
NASD Filing Fee.............................................         *
Nasdaq Stock Market Listing Application Fee.................    95,000
Blue Sky Fees and Expenses..................................         *
Legal Fees and Expenses.....................................         *
Accounting Fees and Expenses................................         *
Printing and Engraving Fees.................................         *
Transfer Agent and Registrar Fee............................         *
Miscellaneous...............................................         *
                                                              --------
          Total.............................................  $      *
                                                              ========

---------------

* To be supplied by amendment.

ITEM 14.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

     The Delaware General Corporation Law authorizes corporations to limit or eliminate the personal liability of directors to corporations and their stockholders for monetary damages for breach of directors' fiduciary duty of care. The duty of care requires that, when acting on behalf of the corporation, directors must exercise an informed business judgment based on all material information reasonably available to them. In the absence of the limitations authorized by the Delaware statute, directors could be accountable to corporations and their stockholders for monetary damages for conduct that does not satisfy their duty of care. Although the statute does not change directors' duty of care, it enables corporations to limit available relief to equitable remedies such as injunction or rescission. The certificate of incorporation limits the liability of AutoTrader.com's directors to AutoTrader.com or its stockholders to the fullest extent permitted by the Delaware statute. Specifically, the directors of AutoTrader.com will not be personably liable for monetary damages for breach of a director's fiduciary duty as a director, except for liability (i) for any breach of the director's duty of loyalty to AutoTrader.com or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the Delaware General Corporation Law (which relates to the unlawful payment of a dividend or an unlawful stock purchase or redemption by a corporation) or (iv) for any transaction from which a director derived an improper personal benefit. The inclusion of this provision in the certificate of incorporation may have the effect of reducing the likelihood of derivative litigation against directors and may discourage or deter stockholders or management from bringing a lawsuit against directors for breach of their duty of care, even though such an action, if successful, might otherwise have benefited AutoTrader.com and its stockholders.

ITEM 15.  RECENT SALES OF UNREGISTERED SECURITIES

     The Registrant issued 100 shares of its common stock to AutoTrader.com, LLC on April 1, 2000 for an aggregate consideration of $100. The offering and sale of the shares of common stock were not registered under the Securities Act of 1933 because the offering and sale were made in reliance on the exemption provided by Section 4(2) of the Securities Act of 1933 and Rule 506 thereunder for transactions by an issuer not involving a public offering. As a result of a merger between the Registrant and AutoTrader.com, LLC concurrently with the consummation of the offering to which this registration statement relates, the holders of the limited liability company units of AutoTrader.com, LLC will exchange all of their membership units for the Registrant's Class A and Class B common stock on a one-for-one basis. For more information, see "Description of Capital Stock." The offering and sale of the shares of common stock will not be registered under the Securities Act of 1933 because the offering and sale will be made in reliance on the exemption provided by Section 4(2) of the Securities Act of 1933 and Rule 506 thereunder for transactions by an issuer not involving a public offering (with the recipients representing their intentions to acquire the securities for their own accounts and not with a view to the distribution thereof and acknowledging that the securities will be issued in a transaction not registered under the Securities Act of 1933).

ITEM 16.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

EXHIBIT INDEX

EXHIBIT
-------
  *1.1    --   Form of Underwriting Agreement
   3.1    --   Certificate of Incorporation of AutoTrader.com, Inc.
  *3.2    --   Form of Amended and Restated Certificate of Incorporation of
               AutoTrader.com, Inc.
   3.3    --   Bylaws of AutoTrader.com, Inc.
  *3.4    --   Form of Amended and Restated Bylaws of AutoTrader.com, Inc.
  *4.1    --   Specimen Class A Common Stock Certificate
  *5.1    --   Opinion of Dow, Lohnes & Albertson, PLLC regarding the
               validity of the Class A common stock.
 *10.1    --   Interactive Marketing Agreement, dated as of April 12, 1999, among AutoConnect, L.L.C. n/k/a AutoTrader.com, LLC and
               America Online, Inc.
  10.2    --   Contribution Agreement, dated as of August 20, 1999, among
               Manheim Auctions, Inc., ADP, Inc., Trader Publishing
               Company, AutoConnect, L.L.C. n/k/a AutoTrader.com, LLC, TPI,
               Inc. and LTM Company, L.P.
  10.3    --   License Agreement, dated as of August 20, 1999, between
               Trader Publishing Company and AutoConnect, L.L.C. n/k/a
               AutoTrader.com LLC.
  10.4    --   Data Contribution Agreement, dated as of August 20, 1999,
               between Trader Publishing Company and AutoConnect, L.L.C.
               n/k/a AutoTrader.com, LLC.
  10.5    --   Data Contribution Agreement, dated as of August 20, 1999,
               between AutoConnect, L.L.C. n/k/a AutoTrader.com, LLC and
               ADP, Inc.
  10.6    --   Data Contribution Agreement, dated as of August 20, 1999,
               between AutoConnect, L.L.C. n/k/a AutoTrader.com, LLC and
               Manheim Auctions, Inc.
  10.7    --   Unit Purchase Agreement, dated as of August 20, 1999, among
               AutoConnect, L.L.C. n/k/a AutoTrader.com, LLC, Manheim
               Auctions, Inc., ADP, Inc. and ATC Holdings, Inc.
  10.8    --   Unit Purchase Agreement, dated as of August 20, 1999, among
               AutoConnect, L.L.C. n/k/a AutoTrader.com, LLC, Manheim
               Auctions, Inc., ADP, Inc. and KPCB Holdings, Inc.
  10.9    --   Amended and Restated Registration Rights Agreement, dated as of August 20, 1999, among AutoConnect, L.L.C. n/k/a
               AutoTrader.com, LLC, Manheim Auctions, Inc., LTM Company,
               L.P., ATC Holdings, Inc., KPCB Holdings, Inc., as nominee
               and TPI, Inc.
  10.10   --   Asset Purchase Agreement, dated as of November 1, 1999,
               between AutoTrader.com, LLC and Intellisoft Development
               Corporation.
 *10.11   --   Web Advertising and Promotion Agreement, dated as of January
               18, 2000, between AutoTrader.com, LLC and Greenlight.com,
               Inc.

EXHIBIT
-------
 *10.12   --   Marketing Agreement, dated as of March 6, 2000, between
               AutoTrader.com, LLC and eBay, Inc.
 *10.13   --   Marketing Services Agreement, dated as of March 6, 2000,
               between AutoTrader.com, LLC and eBay, Inc.
  10.14   --   Unit Purchase Agreement, dated as of March 6, 2000, between
               AutoTrader.com, LLC and eBay, Inc.
  10.15   --   Joinder Agreement, dated as of March 6, 2000, among
               AutoTrader.com, LLC, eBay, Inc. and Manheim ATC, Inc.
 *10.16   --   AutoTrader.com, Inc. 2000 Long-Term Incentive Plan.
 *10.17   --   AutoTrader.com, Inc. 2000 Employee Stock Purchase Plan.
 *10.18   --   AutoTrader.com, Inc. Equity Incentive Plan for Non-Employee
               Directors.
 *10.19   --   Form of Stockholders' Agreement, among AutoTrader.com, Inc.,
               Manheim Auctions, Inc., LTM Company, L.P., ATC Holdings,
               Inc., KPCB Holdings, Inc., as nominee, and TPI, Inc.
 *23.1    --   Consent of Dow, Lohnes & Albertson, PLLC (included in their opinion filed as Exhibit 5.1).
  23.2    --   Consent and Report on Schedule of Deloitte & Touche LLP.
  23.3    --   Consent of Deloitte & Touche LLP.
  24.1    --   Power of Attorney (set forth on the signature page of this registration statement).
  27.1    --   Financial Data Schedule (for SEC use only).

---------------

 * To be filed by amendment.

SCHEDULES

V. VALUATION AND QUALIFYING ACCOUNT

                                   SCHEDULE V

                              AUTOTRADER.COM, LLC

                        VALUATION AND QUALIFYING ACCOUNT

                                                      BALANCE AT    PROVISION                  BALANCE AT
                                                      BEGINNING    FOR DOUBTFUL                  END OF
                                                      OF PERIOD      ACCOUNTS     DEDUCTIONS     PERIOD
                                                      ----------   ------------   ----------   ----------
Period Ended December 31, 1997
  Allowance for doubtful accounts...................    $    0       $      0     $       0     $      0
                                                        ======       ========     =========     ========
Year Ended December 31, 1998
  Allowance for doubtful accounts...................    $    0       $  7,000     $       0     $  7,000
                                                        ======       ========     =========     ========
Year Ended December 31, 1999
  Allowance for doubtful accounts...................    $7,000       $525,000     $(369,000)    $163,000
                                                        ======       ========     =========     ========

     All other schedules for which provisions are made in the applicable regulations of the Securities and Exchange Commission are not required under the related instructions or are inapplicable and therefore have been omitted.

ITEM 17.  UNDERTAKINGS

     The undersigned registrant hereby undertakes to provide to the underwriter at the closing specified in the underwriting agreements, certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

     The undersigned registrant hereby undertakes that:

          1. For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as a part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

          2. For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at such time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, AutoTrader.com, Inc. has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Atlanta, State of Georgia on April 12, 2000.

                                          AUTOTRADER.COM, INC.

                                          By:   /s/ VICTOR A. PERRY, III
                                            ------------------------------------
                                                    Victor A. Perry, III
                                               President and Chief Executive
                                                           Officer

     AutoTrader.com, Inc., a Delaware corporation, and each person whose signature appears below constitutes and appoints Victor A. Perry, III and William N. Templeton, and either of them, with full power to act without the others, such person's true and lawful attorneys-in-fact, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign this Registration Statement, and any and all amendments thereto (including, without limitation, post-effective amendments and any subsequent registration statement filed pursuant to Rule 462(b) or Rule 462(d) under the Securities Act of 1933, as amended), and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact, and each of them, full power and authority to do and perform each and every act and thing necessary or desirable to be done in and about the premises, as fully and to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact, or either of them, or their substitute or substitutes may lawfully do or cause to be done by virtue hereof.

     Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

                      SIGNATURE                                     TITLE                     DATE
                      ---------                                     -----                     ----

              /s/ VICTOR A. PERRY, III                 President and Chief Executive     April 12, 2000
-----------------------------------------------------    Officer and Director
                Victor A. Perry, III

              /s/ WILLIAM N. TEMPLETON                 Vice President and Chief          April 12, 2000
-----------------------------------------------------    Financial Officer
                William N. Templeton

               /s/ JONATHAN W. MILLER                  Director of                       April 12, 2000
-----------------------------------------------------    Accounting/Controller
                 Jonathan W. Miller

                /s/ JAMES C. KENNEDY                   Director                          April 12, 2000
-----------------------------------------------------
                  James C. Kennedy

                 /s/ G. DENNIS BERRY                   Director                          April 12, 2000
-----------------------------------------------------
                   G. Dennis Berry

               /s/ DARRYLL M. CECCOLI                  Director                          April 12, 2000
-----------------------------------------------------
                 Darryll M. Ceccoli

                /s/ DAVID E. EASTERLY                  Director                          April 12, 2000
-----------------------------------------------------
                  David E. Easterly

                      SIGNATURE                                     TITLE                     DATE
                      ---------                                     -----                     ----

                 /s/ DEAN H. EISNER                    Director                          April 12, 2000
-----------------------------------------------------
                   Dean H. Eisner

                /s/ ROBERT C. O'LEARY                  Director                          April 12, 2000
-----------------------------------------------------
                  Robert C. O'Leary

                 /s/ ALLAN STEJSKAL                    Director                          April 12, 2000
-----------------------------------------------------
                   Allan Stejskal

              /s/ RICHARD F. BARRY, III                Director                          April 12, 2000
-----------------------------------------------------
                Richard F. Barry, III

                  /s/ JOSEPH LACOB                     Director                          April 12, 2000
-----------------------------------------------------
                    Joseph Lacob